As filed with the Securities and Exchange Commission on July 25, 2013

Registration No. 333-189841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fox Factory Holding Corp.

(Exact name of Registrant as specified in its charter)

Delaware	3751	26-1647258
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

915 Disc Drive

Scotts Valley, CA 95066

831.274.6500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Larry L. Enterline

Chief Executive Officer

Fox Factory Holding Corp.

915 Disc Drive

Scotts Valley, CA 95066

831.274.6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen D. Cooke, Esq. Justin T. Hughes, Esq. Paul Hastings LLP 695 Town Center Drive Seventeenth Floor Costa Mesa, California 92656 714.668.6200	David Haugen, Esq. Fox Factory Holding Corp. 915 Disc Drive Scotts Valley, California 95066 831.274.6500	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 650.251.5000
Jeffrey T. Hartlin, Esq. Paul Hastings LLP 1117 S. California Avenue Palo Alto, California 94304 650.320.1804

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 25, 2013

Prospectus

     shares

Fox Factory Holding Corp.

Common stock

This is an initial public offering of common stock by Fox Factory Holding Corp., a Delaware corporation. We are selling              shares of common stock. The selling stockholders identified in this prospectus are selling              shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $     and $     per share.

We have applied to have our shares of common stock listed on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “FOXF.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses(1)	$	$

Proceeds to selling stockholders, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting”.

Delivery of the shares of common stock is expected to be made on or about     , 2013. The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional      shares of our common stock. We will not receive any of the proceeds from the sale of shares by these selling stockholders if the underwriters exercise their option to purchase additional shares of common stock.

Investing in our common stock involves substantial risk. Please read “Risk factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Baird	William Blair	Piper Jaffray

Stifel	SunTrust Robinson Humphrey
BB&T Capital Markets	CJS Securities, Inc.

            , 2013

FOX
76
JESSE JONES

FOX suspension products are used on mountain bikes, side-by-sides, off-road vehicles, trucks, ATVs, snowmobiles and motorcycles.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We do not, and the selling stockholders and underwriters do not, take responsibility for, and provide no assurance as to, the reliability of any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the common stock.

-i-

Prospectus summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “FOX,” the “company,” “we,” “us,” and “our” in this prospectus refer to Fox Factory Holding Corp. and its wholly-owned operating subsidiary, Fox Factory, Inc., on a consolidated basis, and this “offering” refers to the offering contemplated in this prospectus.

Our company

We are a designer, manufacturer and marketer of high-performance suspension products used primarily on mountain bikes, side-by-side vehicles, or Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, all-terrain vehicles, or ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. Through our products we enhance ride dynamics, which we define as the interplay between the rider, the vehicle and the terrain, by improving performance and control. Our brand is associated with high-performance and technologically advanced products, by which we generally mean products that provide users with improved control and a smoother ride while riding over rough terrain in varied environments. We believe that the performance of our products has been demonstrated by, and our brand benefits from, the success of professional athletes who use our products in elite competitive events, such as the Union Cycliste Internationale Mountain Bike World Cup and the X Games. We believe the exposure our products receive when used by successful professional athletes positively influences the purchasing habits of enthusiasts and other consumers seeking high-performance products. We believe that our strategic focus on the performance and racing segments in our markets influences many aspiring and enthusiast consumers who we believe seek to emulate the performance of professional and other elite athletes. We believe our products are generally sold at premium prices, which to us means manufacturer suggested retail sale prices that are generally in the upper quartile of their respective product categories.

We design our products for, and market our products to, some of the world’s leading original equipment manufacturers, or OEMs, in our markets, and to consumers through the aftermarket channel. Many of our OEM customers, including Scott, Specialized and Trek in mountain bikes and BRP, Ford and Polaris in powered vehicles, are among the market leaders in their respective product categories, and help shape, as well as respond to, consumer trends in their respective categories. In addition, consumers select our products in the aftermarket channel where we market through a global network of dealers and distributors. We currently sell to more than 150 OEMs and distribute our products to more than 2,300 retail dealers and distributors worldwide. In 2012, 81% of our sales resulted from sales to OEM customers and 19% resulted from sales to dealers and distributors for resale in the aftermarket channel.

We have experienced strong sales and profit growth during the past few years. Our sales increased from approximately $45.7 million for the three months ended March 31, 2012 to

$54.9 million for the three months ended March 31, 2013. Over the same period, our net income increased from $2.6 million to $3.5 million, and our adjusted EBITDA increased from approximately $6.4 million to $8.8 million. Our sales increased from approximately $131.7 million in 2008 to $235.9 million in 2012. Over the same period, our net income increased from approximately $3.8 million to $14.2 million. Our Adjusted EBITDA increased from approximately $26.8 million in 2010 to $36.0 million in 2012. See “Summary consolidated financial data—Non-GAAP financial measures” for the definition of Adjusted EBITDA and a reconciliation from net income to Adjusted EBITDA.

Market opportunity

We participate in the large global markets for mountain bikes and powered vehicles used by recreational and professional users. Today, our products for powered vehicles are used primarily on Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles.

We focus on premium priced products within each of these categories, which we consider to be the high-end segment because of their higher retail sale prices, where we believe consumers have a preference for well-designed, performance-oriented equipment. We believe that suspension systems are critical to the performance of the mountain bikes and powered vehicles in the product categories in which we focus and that technical features, component performance, product design, durability, reliability and brand recognition strongly influence the purchasing decisions of consumers. Over the past decade, there have been significant technological advances in materials and features that have increased product functionality and performance, allowing our suspension products to be adapted for use in additional end-markets and in the mountain bike and powered vehicle categories.

We believe the high-end segments in which we participate are well positioned for growth due to several factors, including:

•	increasing average retail sales prices, which we believe are driven by differentiated and feature-rich products with advanced technologies;

•	continuing product cycle innovation, which we have observed often motivates consumers to upgrade and purchase new products for enhanced performance;

•	branded auto OEMs introducing on-road vehicles with off-road capabilities, such as the Ford F-150 SVT Raptor; and

•	increased sales opportunities for high-end mountain bikes and powered vehicles in international markets.

As vehicles in our end-markets evolve and grow more capable, suspension products and components have become, and we believe will continue to become, increasingly more important for improved performance and control. Additionally, we believe there are opportunities to continue to leverage our technical know-how in suspension products to provide solutions beyond our current end-markets.

Our competitive strengths

Broad offering of high-performance products across multiple consumer markets

Our suspension products enhance ride dynamics across multiple consumer markets. Through the use of adjustable suspension, position sensitive damping, multiple air spring technologies, lightweight and rigid materials, and other technologies and methods, our products improve the performance and control of the vehicles used by our consumers. We believe our reputation for high-performance products is reinforced by the successful finishes in world class competitive events by athletes incorporating our products in their vehicles, including the following examples in 2012:

•	three out of four Union Cycliste Internationale World Cup Mountain Bike Series titles;

•	World Off Road Championship Series Side x Side Production 1000 Class Championship;

•	American Motorcyclist Association, or AMA, Pro ATV Championship and first place finishes in 10 out of 10 races;

•	International Series of Champions National Pro Open Championship for snowmobiles and first place finishes in 16 out of 16 races; and

•	two out of two overall Pro 2 Championships and first place finishes in 21 out of 29 Pro 2 races in the TORC and LOORRS off-road short course racing series.

Premium brand with strong consumer loyalty

We believe that we have developed a reputation for high-performance products and that we have established a premium brand, as our high-performance suspension products are generally sold at premium prices. Our logo is prominently displayed on our products used on mountain bikes and powered vehicles sold by our OEM customers, which helps further reinforce our brand image. To support our brand, we introduce new products that we believe feature innovative technologies designed to improve vehicle performance and enhance our brand loyalty with consumers. For instance, according to a 2012 independent survey conducted by Bike Germany Magazine, a leading European mountain bike magazine, FOX was voted as the best brand for suspension forks and 81.7% of FOX consumers surveyed stated that they would buy a FOX suspension fork again, and in a 2011 Audience Survey by Vital MTB, a popular mountain bike website: (i) of the 44.5% of survey respondents that stated they would buy a mountain bike suspension fork within 12 months, 41.0% of these respondents, the highest percentage of all brands included, stated that they would buy a FOX suspension fork; and (ii) of the 22.4% of survey respondents that stated they would buy a rear mountain bike shock within 12 months, 42.2% of these respondents, again the highest percentage of all brands included, stated that they would buy a FOX rear shock.

Track record of innovation and new product introductions

Innovation, including new product development, is a key component of our growth strategy. Due to our experience in suspension engineering and design in multiple markets and with a variety of vehicles, we are able to bring unique ride dynamics solutions to our customers, often developed for use in one market and ultimately deployed across multiple markets. For example, our success in the high-end ATV category led to the wide-spread adoption of our suspension technology in the Side-by-Side market, which became our second largest product category by sales in 2012. Our innovative product development and speed to market are supported by:

•

our racing culture, including on-site technical race support of professional athletes, which provides us with unique real-time insights as to the evolving ride dynamic needs of those participating in world-class events;

•

ongoing research and development through a team of more than 20 full-time engineers and numerous other technicians and employees who spend at least part of their time testing and using our products and helping develop engineering-based solutions to enhance our product offerings;

•	feedback from professional athletes, race teams, enthusiasts and other consumers seeking to improve the performance and control of their vehicles through our products;

•	strategic and collaborative relationships with OEM customers, which furthers our ability to extend technologies and applications across end-markets; and

•	our integrated manufacturing facilities and performance testing center, which allow us to quickly move from concept to product.

During 2012, we launched more than 20 new products and generated more than 70% of our sales from products introduced by us during the last three years, such as the:

•	Podium RC3, which provides external adjustment that allows the shock to easily be tuned for different rider skill, terrain, and racing type without having to be disassembled;

•	Float X Evol, which allows the rider to tune the spring characteristics of the shock via an air pump without having to remove the shock;

•

ECS Shock, which has an external cooling system that significantly lowers shock temperatures, allowing powered vehicles to operate at higher speeds for extended periods without sacrificing driver control, particularly in extreme environments; and

•

Float iCD, which provides riders the ability to adjust modes for different skills, terrains and activity levels on mountain bikes, resulting in increased utilization of the modes and an overall more efficient ride dynamics experience.

Strategic brand for OEMs, dealers and distributors

Through our strategic relationships, we are often sought out by our OEM customers and work closely with them to develop and design new products and product enhancements. We believe our collaborative approach and product development processes strengthen our relationships with our OEM customers. We believe consumers value our branded suspension products when selecting high-performance mountain bikes and powered vehicles, and as a result, OEMs purchase and incorporate our products in their mountain bikes and powered vehicles in order to increase the sales of their premium priced products. In addition, we believe the inclusion of our products on high-end mountain bikes and powered vehicles reinforces our premium brand image, which helps to drive our sales in the aftermarket channel where dealers and distributors sell our products to consumers.

Experienced management team

We have an experienced senior management team led by Larry L. Enterline, our Chief Executive Officer. Collectively, our eight member senior management team has an average tenure at FOX of approximately eight years per person. In addition, many members of our management team and many of our employees are avid users of our products, which further extends their knowledge of, and expertise in, our products and end-markets. We are able to attract and retain highly-trained and specialized employees who enhance our company culture and serve as strong brand advocates.

Our strategy

Our goal is to expand our leadership position as a designer, manufacturer and marketer of high-performance products designed to enhance ride dynamics. We intend to focus on the following key strategies in pursuit of this goal:

Continue to develop new and innovative products in current end-markets

We intend to continue to develop and introduce new and innovative products in our current end-markets to improve ride dynamics for our consumers. For example, our patented position sensitive damping systems provide terrain optimized ride characteristics across many of our product lines. We believe that high-performance and control are important to a large portion of our consumer base and that our frequent introduction of products with innovative and improved technologies increases both OEM and aftermarket demand as consumers seek out components for their vehicles that can deliver these characteristics. We also believe evolving market trends, such as changing mountain bike wheel sizes and increasing adoption rates of Side-by-Side vehicles, should increase demand for vehicles in our end-markets, which, in turn, should increase demand for our suspension products.

Leverage technology and brand to expand into new categories and end-markets

We believe that we have developed a reputation as a leader in ride dynamics, and that our reputation combined with our ability to improve the performance of vehicles by incorporating high-performance suspension products, results in us often being approached by OEM product development teams, athletes and others looking to improve the performance of their vehicles, including in end-markets in which we have not previously offered products. We believe that our ride dynamics technologies have applications in end-markets in which we do not currently participate in a meaningful way, and we intend to selectively develop products for and forge relationships with customers in additional markets. These markets may include military, recreational vehicles (RVs), on-road motorcycles, commercial trucks and “performance street” cars. We also intend to evaluate selective potential acquisition opportunities for high-performance products and technologies that we believe will help us extend our ride dynamics platform.

Increase our aftermarket penetration

We currently have a broad aftermarket distribution network of more than 2,300 retail dealers and distributors worldwide. We intend to further penetrate the aftermarket channel by selectively adding dealers and distributors in certain geographic markets, increasing our internal sales force and strategically expanding aftermarket-specific products and services to existing vehicle platforms.

Accelerate international growth

While a significant percentage of our current sales are to OEMs and dealers and distributors located outside the United States, we believe international expansion represents a significant opportunity for us and we intend to selectively increase infrastructure investments and focus on identified geographic regions. We believe that rising consumer discretionary income in a number of developing markets and increasing consumer preferences for premium, high-performance mountain bikes and powered vehicles, should contribute to increasing demand for our products. We intend to leverage our brand recognition to capitalize on these trends by increasing our sales to both OEMs and dealers and distributors globally, particularly in markets where we perceive significant opportunities. Our areas of greatest interest include Asia-Pacific (including China, South Korea and Australia) and South America (particularly Brazil, Argentina and Chile).

Improve operating and supply chain efficiencies

We intend to improve operating margins in the medium term by enhancing our design and production processes to increase efficiencies, reducing new product time to market and lowering production costs. Specifically, we have begun the process of moving a majority of the manufacturing of our mountain bike products to Taiwan and intend to complete this process in 2015. We believe this transition to Taiwan, once completed, will shorten production lead times to our mountain bike OEM customers, improve supply chain efficiencies and reduce manufacturing costs.

Risks related to our business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk factors,” which you should read carefully before making a decision to invest in our common stock. Some of these risks include:

•	we may not be able to continue to enhance existing products and develop and market new products that respond to consumer needs and preferences and achieve market acceptance;

•	we face intense competition across all product lines and may be unable to effectively compete against our competitors, which would harm our business and operating results;

•

our suspension products, and the products into which they are incorporated, are discretionary purchases and may be adversely impacted by changes in the economy and economic conditions that impact consumer spending;

•	if we are unable to maintain our premium brand image, our business may suffer;

•	our dependence on the demand for high-end mountain bikes and their suspension components to maintain and foster sales;

•	our dependence upon the expansion of the market for powered vehicles that require high-performance suspension systems to continue our growth in this product category;

•

a disruption in our operations or manufacturing facilities, including any disruption in connection with the transition of a majority of the manufacturing of our mountain bike products to Taiwan, would adversely affect our business, financial condition and results of operations;

•	we depend on the continuing efforts of our senior management and skilled engineers, and our business may be severely disrupted and adversely impacted if we lose their services;

•	we depend on a relatively small number of customers for a substantial portion of our sales; and

•	the trading price of our common stock may be volatile, a market for our securities may not develop or be maintained and our stock price may decline.

Our history

Robert C. Fox, Jr. began developing suspension products in 1974 when, having participated in motocross racing, he sought to create a racing suspension shock that performed better than existing coil spring shocks. Working in a friend’s garage, Mr. Fox created the “Fox AirShox.” The product was successful, and went into production in 1975. The next year, in 1976, Fox AirShox were used by the rider who won the AMA 500cc National Motocross Championship.

Sales of Fox AirShox grew rapidly and, in 1978, our operating subsidiary, Fox Factory, Inc., was incorporated in California. From 1978 to 1983, FOX suspension users won numerous major races including 500cc Grand Prix races (motocross), Baja 1000 races (off-road), AMA SuperBike races (motorcycle road racing), and the Indianapolis 500 race (auto racing), generating greater market awareness of the FOX brand among enthusiasts.

As FOX grew, we applied many of the same core suspension technologies developed for motocross racing to other categories. For example, in 1987 we started selling high-performance suspension products for snowmobiles. By 1991, we began supplying the mountain bike industry with rear shocks and we entered the ATV and other off-road vehicle markets in the mid-1990s. Starting in 2001, we began offering front fork suspension products for mountain bikes.

Fox Factory Holding Corp., the registrant of this offering, is the holding company of Fox Factory, Inc. Fox Factory Holding Corp. was incorporated in Delaware on December 28, 2007 by Compass Group Diversified Holdings LLC, or our Sponsor. Our Sponsor purchased a controlling interest in us on January 4, 2008.

For clarification, we are not affiliated with Fox Head, Inc., or Fox Head, an action sports apparel company, although we have entered into an agreement with Fox Head clarifying the parties’ respective use of ”Fox” tradenames and service marks.

Our Sponsor

Our Sponsor, Compass Group Diversified Holdings LLC, acquires and manages a diversified group of leading middle-market businesses headquartered in North America. Our Sponsor’s parent, Compass Diversified Holdings, is listed on the New York Stock Exchange, or NYSE, under the symbol “CODI.” As of March 31, 2013, in addition to us, our Sponsor owned a controlling interest in the following businesses: (i) Compass AC Holdings, Inc., or Advanced Circuits, a provider of prototype, quick-turn and volume production rigid printed circuit boards; (ii) American Furniture Manufacturing, Inc., a leading domestic manufacturer of upholstered furniture for the promotional segment of the marketplace; (iii) Arnold Magnetic Technologies Holdings Corporation, a leading global manufacturer of engineered magnetic solutions for a wide range of specialty applications and end-markets; (iv) CamelBak Products, LLC, a designer and manufacturer of personal hydration products for outdoor, recreation and military use; (v) The ERGO Baby Carrier, Inc., a premier designer, marketer and distributor of baby wearing products, a premium line of stroller travel systems and related accessories; (vi) Liberty Safe and Security Products, Inc., a designer, manufacturer and marketer of premium home and gun safes in North America; and (vii) Anodyne Medical Device, Inc., rebranded as Tridien, a leading designer and manufacturer of powered and non-powered medical therapeutic support surfaces and patient positioning devices serving the acute care, long-term care and home health care markets.

Our Sponsor is a selling stockholder in this offering, and upon completion of this offering, is expected to own approximately     % of our outstanding common stock.

Recapitalization

In June 2012, we engaged in a recapitalization involving our debt, stock options and various share purchases. In connection with our recapitalization, we entered into an amendment to our credit facility with our Sponsor, which we refer to as our Existing Credit Facility, which, among other changes, provided for a $60.0 million term loan and increased the revolver commitment under that facility by $2.0 million to a total commitment of $30.0 million. Borrowings under our Existing Credit Facility in large part enabled us to fund a $67.0 million cash dividend to our stockholders as part of the recapitalization. The recapitalization also included other transactions, including various transactions involving our stock options and purchases and sales of shares of our stock among us, our sponsor and certain of our executives and directors. Concurrently with the closing of this offering, we intend to use the net proceeds that we will receive from this offering to repay our then outstanding indebtedness under our Existing Credit Facility and enter into a new credit facility with a third party lender, which we refer to as the New Credit Facility. The consummation of this offering is conditioned on the closing of the New Credit Facility. To the extent the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness then outstanding under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under our Existing Credit Facility. We intend to terminate the Existing Credit Facility upon the consummation of this offering. See “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and “Related party transactions—Recapitalization.”

Recent developments

Set forth below is selected preliminary, unaudited consolidated financial data as of June 30, 2013 and for the three months ended June 30, 2013. The financial data are unaudited and have been prepared by, and are the responsibility of, our management. Our financial statements for this period have not yet been completed and are not yet available. For instance, we have not finished our closing procedures for the quarter, completed allocations within our operating expenses for the period, or prepared notes to our financial information. In addition, our independent registered public accounting firm, Grant Thornton LLP, has not completed its review of our financial information for this period in accordance with PCAOB standards. We anticipate that our financial statements as of, and for the period ended June 30, 2013, will not be available until the week of August 19, 2013 and will be included in our first periodic report filed with the Securities and Exchange Commission following this offering.

Grant Thornton LLP has not audited, or performed a review under PCAOB standards of, or compiled the financial data below, and does not express an opinion or any other form of assurance with respect thereto. This summary is not meant to be a comprehensive presentation of our unaudited consolidated financial position as of June 30, 2013 and results of operations for the three months then ended. Our actual results may change from those set forth below as a result of the completion of our consolidated financial statements, financial adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

Preliminary Second Quarter Results

Our sales for the three months ended June 30, 2013 are expected to be approximately $70.3 million, or an expected increase of approximately $9.6 million, or 15.8%, compared to sales of $60.7 million for the corresponding period in 2012. We estimate that sales of mountain bike and powered vehicle products increased approximately 17.7% and 12.3%, respectively, for the three months ended June 30, 2013 compared to the corresponding prior year period. Sales growth was primarily driven by sales to OEMs, which we estimate increased $7.2 million to $54.5 million during the three months ended June 30, 2013 compared to $47.3 million for the same period in 2012. The increase in sales to OEMs was largely driven by increased specification, or spec, with our OEM customers. The remaining increase in sales reflects increased sales to aftermarket customers in the three-months ended June 30, 2013 compared to the same period in 2012. The increase in sales to aftermarket customers is due to higher end user demand for our products.

Cost of sales for the three months ended June 30, 2013 are expected to be approximately $50.0 million or an expected increase of approximately $5.7 million, or 12.8%, compared to cost of sales of $44.3 million for the corresponding period in 2012. The increase in cost of sales was primarily due to increased sales during the three months ended June 30, 2013 compared to the same period in 2012. For the three months ended June 30, 2013, we expect that our gross profit expressed as a percentage of sales was 29.0% for the three months ended June 30, 2013 compared to 27.1% for the same period in 2012. We attribute the improvement in our gross profit margin primarily to our cost initiatives designed to improve our operating efficiencies.

Operating expenses for the three months ended June 30, 2013 are expected to be approximately $10.2 million, or an expected increase of approximately $0.6 million, or 6.7%, over the same period in 2012. The increase of total operating expenses was primarily attributable to supporting our increased sales for the period. Within operating expenses, amortization of purchased intangible assets was approximately $1.3 million for each of the three months ended June 30, 2013 and the comparable prior year period.

Income from operations for the three months ended June 30, 2013 is expected to be $10.1 million, compared to income from operations of $6.9 million in the corresponding period in 2012. The expected increase in income from operations was primarily the result of the increase in gross profit partially offset by increases in operating expenses, as described above.

Our net income for the three months ended June 30, 2013 is expected to be approximately $5.7 million compared to net income of $4.3 million for the three months ended June 30, 2012.

Other Financial Data

As of June 30, 2013, our outstanding borrowings under our Existing Credit Facility with our Sponsor were $65.5 million compared to $52.9 million as of March 31, 2013. Our borrowings under our Existing Credit Facility increased during the current period due to our increased level of business during the three months ended June 30, 2013 and the somewhat seasonal nature of our business.

As of June 30, 2013, our total assets are expected to be approximately $174.5 million. Within total assets, as of June 30, 2013 our accounts receivable, goodwill, and identifiable assets are expected to be $40.4 million, $31.4 million and $102.7 million, respectively. Our depreciation and amortization for the three months ended June 30, 2013 is expected to be $1.9 million.

Non-GAAP financial measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in United States, or GAAP. See “Summary consolidated financial data—Non-GAAP financial measures” for a definition of Adjusted EBITDA, as well as reasons why management believes the inclusion of Adjusted EBITDA is appropriate. The following table presents a reconciliation of expected Adjusted EBITDA to our expected net income, the most comparable GAAP measure, for the three months ended June 30, 2013.

For the three months ended June 30, 2013 (unaudited)
(in thousands)

Reconciliation of net income to Adjusted EBITDA
Net income	$5,721
Interest expense	997
Other (income) expense, net(1)	51
Provision for income taxes	3,374
Depreciation and amortization	1,928
Stock-based compensation(2)	426
Management fee paid(3)	125

Adjusted EBITDA	$12,622

(1)	Other (income) expense, net includes gain or loss on the disposal of fixed assets, foreign currency transaction gain or loss, forgiveness of indebtedness under our loan with the Redevelopment Agency of the City of Watsonville, and other miscellaneous items.

10

(2)	Represents non-cash, stock-based compensation (before tax effect).

(3)	Represents management fees paid to an affiliate of our Sponsor pursuant to a management services agreement that will terminate on the consummation of this offering. Such fees are paid by us quarterly in arrears and other than paying any accrued but unpaid fees for the quarter during which this offering closes, no separate termination fee will be due under this agreement when it is terminated.

Corporate information

Our principal executive offices are located at 915 Disc Drive, Scotts Valley, CA 95066, and our telephone number is (831) 274-6500. Our website address is www.ridefox.com. In addition, we maintain a Facebook page at www.facebook.com/fox, a YouTube channel at www.youtube.com/foxracingshox1, a Vimeo page at www.vimeo.com/foxracingshox and a Twitter feed at www.twitter.com/foxracingshox. Information contained on, or that can be accessed through, our website, Facebook page, YouTube channel, Vimeo page or Twitter feed does not constitute part of this prospectus and inclusions of our website address, Facebook page address, YouTube channel address, Vimeo page address and Twitter feed address in this prospectus are inactive textual references only.

We have a number of registered marks, including, without limitation, FOX®, FOX RACING SHOX® and REDEFINE YOUR LIMITS® in several jurisdictions, including the United States, and we have also applied to register a number of other marks in various jurisdictions. This prospectus includes trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging growth company status

We are an “emerging growth company,” as that term is defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we qualify as an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies, including, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations relating to executive compensation and exemptions from the requirements of holding advisory “say-on-pay,” “say-when-on-pay” and “golden parachute” executive compensation votes.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act (i.e., the first day of the fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates, measured each year on the last day of our second fiscal quarter, and (ii) been public for at least 12 months).

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Underwriters option to purchase additional shares	The underwriters have an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from the selling stockholders.

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, which is the midpoint of the initial public offering price range listed on the cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently intend to use the net proceeds that we will receive from this offering to repay the then outstanding indebtedness under our Existing Credit Facility. To the extent the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness then outstanding under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under the Existing Credit Facility. To the extent we receive net proceeds from this offering in excess of the then outstanding indebtedness under our Existing Credit Facility, we intend to use such excess net proceeds for working capital and other general corporate purposes. See “Use of proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to approximately shares of our common stock being offered for sale to certain of our business associates, officers, directors, employees and certain of their family members. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Concentration of ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock, and our Sponsor will own approximately % of our outstanding shares of common stock.

Dividend policy	Currently, we do not anticipate paying cash dividends.

Proposed Nasdaq Global Select Market symbol	“FOXF”

The number of shares of common stock that will be outstanding after this offering is based on      shares outstanding as of March 31, 2013, and excludes:

•

54,062 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2013, with a weighted average exercise price of $226.22 per share; and

•	shares of common stock reserved for issuance under our 2013 Omnibus Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	a -for- split of our common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part;

•

the filing and effectiveness of our Amended and Restated Certificate of Incorporation in Delaware and the adoption of our Amended and Restated Bylaws, each of which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from the selling stockholders in this offering.

Summary consolidated financial data

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. We have derived the summary statements of income data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The summary statements of income for the three months ended March 31, 2012 and 2013, and the selected consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information set forth in those statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results for the full year. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with “Risk factors,” “Selected consolidated financial data,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	For the years ended December 31,			For the three months ended March 31,

(in thousands, except per share data)	2010	2011	2012	2012	2013

Sales	$170,983	$197,739	$235,869	$45,671	$54,878
Cost of sales(1)	122,373	140,849	173,040	32,572	39,163

Gross profit	48,610	56,890	62,829	13,099	15,715
Operating expenses:
Sales and marketing(1)	10,293	11,748	12,570	3,177	3,284
Research and development(1)	7,321	9,750	9,727	2,376	2,355
General and administrative(1)	6,202	7,588	9,063	1,951	2,673
Amortization of purchased intangibles	5,217	5,217	5,315	1,304	1,341

Total operating expenses	29,033	34,303	36,675	8,808	9,653

Income from operations	19,577	22,587	26,154	4,291	6,062

Other expense, net:
Interest expense	(2,637)	(1,982)	(3,486)	(233)	(957)
Other income (expense), net	39	(13)	(277)	(46)	34

Total other expense, net	(2,598)	(1,995)	(3,763)	(279)	(923)

Income before income taxes	16,979	20,592	22,391	4,012	5,139
Provision for income taxes	6,210	7,054	8,181	1,373	1,590

Net income	$10,769	$13,538	$14,210	$2,639	$3,549

Earnings per share (actual and pro forma):
Basic	$16.62	$20.92	$20.59	$4.04	$4.93
Diluted	$15.72	$19.45	$20.30	$3.76	$4.83

Weighted average common shares used to compute net income per share (actual and pro forma):
Basic	648	647	690	653	720
Diluted	685	696	700	701	735
Supplemental pro forma net income per share (unaudited)(2)
Shares used to calculate supplemental pro forma net income per share (unaudited)
Dividends per share	$—	$—	$92.99	$—	$—

(1)	Includes stock-based compensation (excluding tax effect) as follows:

	For the years ended December 31,			For the three months ended March 31,

(in thousands)	2010	2011	2012	2012	2013

Cost of sales	$—	$—	$—	$—	$—
Sales and marketing	40	78	160	33	33
Research and development	12	12	29	3	17
General and administrative	472	940	1,959	267	652

Total	$524	$1,030	$2,148	$303	$702

(2)	Unaudited supplemental pro forma net income per share has been presented in accordance with the SEC Staff Accounting Bulletin Topic 1.B.3, or SAB 1.B.3. As outlined in SAB 1.B.3, the special dividend paid in June 2012 was in excess of the net income for the twelve-months ended March 31, 2013 of $15.1 million. Accordingly, under SAB 1.B.3, the company has included all shares, for which proceeds accrue to the company, issued under this offering in the shares used to calculate supplemental pro forma net income per share.

The following table presents our summary consolidated balance sheet data as of March 31, 2013 and is presented:

•	on an actual basis; and

•

on a pro forma, as adjusted basis: (i) reflecting the filing of our Amended and Restated Certificate of Incorporation immediately prior to the consummation of this offering; (ii) the sale of      shares of common stock by us in this offering at an estimated initial offering price of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of such proceeds to repay a majority of the then outstanding indebtedness under our Existing Credit Facility concurrently with the closing of this offering.

As of March 31, 2013 (in thousands)	Actual	Pro forma, as adjusted (unaudited)

Consolidated balance sheet data(1):
Cash and cash equivalents	$136	$
Inventory	42,734
Working capital	23,786
Property and equipment, net	12,105
Total assets	147,429
Total debt, including current portion	52,850
Total stockholders’ equity	$33,828	$

(1)	A $1.00 increase in the assumed initial public offering price of $ per share would decrease total debt, including current portion, and would increase total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. A $1.00 decrease in the assumed initial offering price of $ per share would increase total debt, including current portion, and would decrease total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase of 100,000 shares in the number of shares sold in this offering by us would decrease total debt, including current portion, and would increase total stockholders’ equity from this offering by $ million, assuming an initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions payable by us. A decrease of 100,000 shares in the number of shares sold in this offering by us would increase total debt, including current portion, and would decrease total stockholders’ equity from this offering by $ million, assuming an initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions payable by us.

Non-GAAP financial measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted for interest expense, other income (expense), net, provision for income taxes, depreciation and amortization, stock-based compensation and the management fee payable to an affiliate of our Sponsor (which fee will be discontinued upon completion of this offering). Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP.

We include Adjusted EBITDA in this prospectus because we believe it allows investors to understand and evaluate our core operating performance and trends. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Our use of Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not include the impact of equity-based compensation;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not include other income or expense such as gain or loss on the disposal of fixed assets, foreign currency transaction gain or loss and other miscellaneous items;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the cash fees which we paid to our Sponsor; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces its usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net income and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net income, the most comparable GAAP measure, for each of the periods indicated:

	For the years ended December 31,			For the three months ended March 31,

(in thousands)	2010	2011	2012	2012	2013

Reconciliation of net income to Adjusted EBITDA
Net income	$10,769	$13,538	$14,210	$2,639	$3,549
Interest expense	2,637	1,982	3,486	233	957
Other (income) expense, net(1)	(39)	13	277	46	(34)
Provision for income taxes	6,210	7,054	8,181	1,373	1,590
Depreciation and amortization	6,150	6,598	7,204	1,713	1,885
Stock-based compensation(2)	524	1,030	2,148	303	702
Management fee paid(3)	500	500	500	125	125

Adjusted EBITDA	$26,751	$30,715	$36,006	$6,432	$8,774

(1)	Other (income) expense, net includes gain or loss on the disposal of fixed assets, foreign currency transaction gain or loss, forgiveness of indebtedness under our loan with the Redevelopment Agency of the City of Watsonville, and other miscellaneous items.

(2)	Represents non-cash, stock-based compensation (before tax effect).

(3)	Represents management fees paid to an affiliate of our Sponsor pursuant to a management services agreement that will terminate on the consummation of this offering. Such fees are paid by us quarterly in arrears and other than paying any accrued but unpaid fees for the quarter during which this offering closes, no separate termination fee will be due under this agreement when it is terminated.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks related to our business

If we are unable to continue to enhance existing products and develop and market new products that respond to consumer needs and preferences and achieve market acceptance, we may experience a decrease in demand for our products, and our business and financial results could suffer.

Our growth strategy involves the continuous development of innovative high-performance products. For instance, during 2012, we generated more than 70% of our sales from products that we introduced during the last three years. We may not be able to compete as effectively with our competitors, and ultimately satisfy the needs and preferences of our customers and the end users of our products, unless we can continue to enhance existing products and develop new, innovative products in the global markets in which we compete. In addition, we must continuously compete not only for end users who purchase our products through the dealers and distributors who are our customers, but also for the OEMs which incorporate our products into their mountain bikes and powered vehicles. These OEMs regularly evaluate our products against those of our competitors to determine if they are allowing the OEMs to achieve higher sales and market share on a cost-effective basis. Should one or more of our OEM customers determine that they could achieve overall better financial results by incorporating a competitors’ new or existing product, they would likely do so, which could harm our business, financial condition or results of operations.

Product development requires significant financial, technological and other resources. While we expended approximately $7.3 million, $9.8 million and $9.7 million for our research and development efforts in 2010, 2011 and 2012, respectively, there can be no assurance that this level of investment in research and development will be sufficient in the future to maintain our competitive advantage in product innovation, which could cause our business, financial condition or results of operations to suffer.

Product improvements and new product introductions require significant planning, design, development and testing at the technological, product and manufacturing process levels, and we may experience unanticipated delays in our introduction of product improvements or new products. Our competitors’ new products may beat our products to market, be more effective and/or less expensive than our products, obtain better market acceptance or render our products obsolete. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful sales or profits for us relative to our expectations. In addition, one of our competitors could develop an unforeseen and entirely new product or technology that renders our products less desirable or obsolete, which could negatively affect our business, financial condition or results of operations.

We face intense competition in all product lines, including from some competitors that may have greater financial and marketing resources. Failure to compete effectively against competitors would negatively impact our business and operating results.

The suspension industry is highly competitive. We compete with a number of other manufacturers that produce and sell suspension products to OEMs and aftermarket dealers and distributors, including OEMs that produce their own line of suspension products for their own use. Our continued success depends on our ability to continue to compete effectively against our competitors, some of which have significantly greater financial, marketing and other resources than we have. Also, several of our competitors offer broader product lines to OEMs, which they may sell in connection with suspension products as part of a package offering. In the future, our competitors may be able to maintain and grow brand strength and market share more effectively or quickly than we do by anticipating the course of market developments more accurately than we do, developing products that are superior to our products, creating manufacturing or distribution capabilities that are superior to ours, producing similar products at a lower cost than we can or adapting more quickly than we do to new technologies or evolving regulatory, industry or customer requirements, among other possibilities. In addition, we may encounter increased competition if our current competitors broaden their product offerings by beginning to produce additional types of suspension products or through competitor consolidations. We could also face competition from well-capitalized entrants into the high-performance suspension product market, as well as aggressive pricing tactics by other manufacturers trying to gain market share. As a result, our products may not be able to compete successfully with our competitors’ products, which could negatively affect our business, financial condition or results of operations.

Our business is sensitive to economic conditions that impact consumer spending. Our suspension products, and the mountain bikes and powered vehicles into which they are incorporated, are discretionary purchases and may be adversely impacted by changes in the economy.

Our business depends substantially on global economic and market conditions. In particular, we believe that currently a significant majority of the end users of our products live in the United States and countries in Europe. These areas are either in the process of recovering from recession or, in some cases, are still struggling with recession, disruption in banking and/or financial systems, economic weakness and uncertainty. In addition, our products are recreational in nature and are generally discretionary purchases by consumers. Consumers are usually more willing to make discretionary purchases during periods of favorable general economic conditions and high consumer confidence. Discretionary spending may also be affected by many other factors, including interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. During periods of unfavorable economic conditions, or periods when other negative market factors exist, consumer discretionary spending is typically reduced, which in turn could reduce our product sales and have a negative effect on our business, financial condition or results of operations.

There could also be a number of secondary effects resulting from an economic downturn, such as insolvency of our suppliers resulting in product delays, an inability of our OEM and distributor and dealer customers to obtain credit to finance purchases of our products, customers delaying payment to us for the purchase of our products due to financial hardship or an increase in bad debt expense. Any of these effects could negatively affect our business, financial condition or results of operations.

If we are unable to maintain our premium brand image, our business may suffer.

Our products are selected by both OEMs and dealers and distributors in part because of the premium brand reputation we hold with them and our end users. Therefore, our success depends on our ability to maintain and build our brand image. We have focused on building our brand through producing products that we believe are innovative, high in performance and highly reliable. In addition, our brand benefits from our strong relationships with our OEM customers and dealers and distributors and through marketing programs aimed at mountain bike and powered vehicle enthusiasts in various media and other channels. For example, we sponsor a number of professional athletes and professional race teams. In order to continue to enhance our brand image, we will need to maintain our position in the suspension products industry and continue to provide high quality products and services. Also, we will need to continue to invest in sponsorships, marketing and public relations.

There can be no assurance, however, that we will be able to maintain or enhance the strength of our brand in the future. Our brand could be adversely impacted by, among other things:

•	failure to develop new products that are innovative, high-performance and reliable;

•	internal product quality control issues;

•	product quality issues on the mountain bikes and powered vehicles on which our products are installed;

•	product recalls;

•	high profile component failures (such as a component failure during a race on a mountain bike ridden by an athlete that we sponsor);

•	negative publicity regarding our sponsored athletes;

•	high profile injury or death to one of our sponsored athletes;

•	inconsistent uses of our brand and our other intellectual property assets, as well as failure to protect our intellectual property; and

•	changes in consumer trends and perceptions.

Any adverse impact on our brand could in turn negatively affect our business, financial condition or results of operations.

A significant portion of our sales are highly dependent on the demand for high-end mountain bikes and their suspension components and a material decline in the demand for these bikes or their suspension components could have a material adverse effect on our business or results of operations.

During 2012, approximately 67% of our sales were generated from the sale of suspension products for high-end mountain bikes. Part of our success has been attributable to the growth in the high-end mountain bike industry, including increases in average retail sales prices, as better-performing product designs and technologies have been incorporated into these products. If the popularity of high-end or premium priced mountain bikes does not increase or declines, the number of mountain bike enthusiasts seeking such mountain bikes or premium priced suspension products for their mountain bikes does not increase or declines, or the average price point of these bikes declines, we may fail to achieve future growth or our sales could decrease, and our business, financial condition or results of operations could be negatively affected. In addition, if current mountain bike enthusiasts stop purchasing our products due to changes in preferences, we may fail to achieve future growth or our sales could be decreased, and our business, financial condition or results of operations could be negatively affected.

Our growth in the powered vehicle category is dependent upon our continued ability to expand our product sales into powered vehicles that require high-performance suspension and the continued expansion of the market for these powered vehicles.

Our growth in the powered vehicle category is in part attributable to the expansion of the market for powered vehicles that require high-performance suspension products. Such market growth includes the creation of new classes of vehicles that need our products, such as Side-by-Sides, and our ability to create products for these vehicles. In the event these markets stopped expanding or contracted, or we were unsuccessful in creating new products for these markets or other competitors successfully enter into these markets, we may fail to achieve future growth or our sales could decrease, and our business, financial condition or results of operations could be negatively affected.

A disruption in the operations of our manufacturing facilities, including any disruption in connection with moving a majority of the manufacturing of our mountain bike products to Taiwan, could have a negative effect on our business, financial condition or results of operations.

During 2012, the sale of mountain bike suspension products accounted for approximately 67% of our sales. We recently began to transfer a majority of the manufacturing of our mountain bike products to Taiwan. We contemplate that this transition will continue through 2015, at which time we anticipate that virtually all of the manufacturing of our mountain bike products will be completed in Taiwan. During our transition process, we will incur some duplication of facilities, equipment and personnel, the amount of which could vary materially from our projections. Also, the transition process could cause manufacturing problems and give rise to execution risks, including disruptions to employees, negative impact on employee morale and retention, delays in recognizing efficiencies or increased costs of manufacturing, and adverse impacts on our product quality and delivery times. In addition, we could encounter unforeseen difficulties resulting from the distance and time zone differences between our main operations in California and our new Taiwan manufacturing facility. Should any of these problems occur, our business, financial condition or results of operations could be negatively affected.

Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service disruptions, curtailments or shutdowns. In the event of a stoppage in production or a slowdown in production due to high employee turnover or a labor dispute at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. If there was a manufacturing disruption in any of our manufacturing facilities, we might be unable to meet product delivery requirements and our business, financial condition or results of operations could be negatively affected, even if the disruption was covered in whole or in part by our business interruption insurance. Any significant delay in deliveries to our customers could lead to increased returns or cancellations, expose us to damage claims from our customers or damage our brand and, in turn, negatively affect our business, financial condition or results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We are heavily dependent upon the contributions, talent and leadership of our senior management team, particularly our Chief Executive Officer, Larry L. Enterline. We do not have a “key person” life insurance policy on Mr. Enterline or any other key employees. We believe that the top eight members of our senior management team are key to establishing our focus and executing our corporate strategies as they have extensive knowledge of our systems and processes. Given our senior management team’s knowledge of the suspension products industry and the limited number of direct competitors in the industry, we believe that it could be difficult to find replacements should any of the members of our senior management team leave. Our inability to find suitable replacements for any of the members of our senior management team could negatively affect our business, financial condition or results of operations.

We depend on skilled engineers to develop and create our products, and the failure to attract and retain such individuals could adversely affect our business.

We rely on skilled and well-trained engineers for the design and production of our products, as well as in our research and development functions. Competition for such individuals is intense, particularly in Silicon Valley near where our headquarters are located. Our inability to attract or retain qualified employees in our design, production or research and development functions or elsewhere in our company could result in diminished quality of our product and delinquent production schedules, impede our ability to develop new products and harm our business, financial condition or results of operations.

We may not be able to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition or results of operations.

We grew our sales from approximately $171.0 million in 2010 to approximately $235.9 million in 2012. This growth rate may be unsustainable. Our future growth will depend upon various factors, including the strength of our brand image, our ability to continue to produce innovative suspension products, consumer acceptance of our products, competitive conditions in the marketplace, the growth in emerging markets for products requiring high-end suspension products and, in general, the continued growth of the high-end mountain bike and powered vehicle markets into which we sell our products. Our beliefs regarding the future growth of markets for high-end suspension products are based largely on qualitative judgments and limited sources and may not be reliable. If we are unable to sustain our past growth or successfully implement our growth strategy, our business, financial condition or results of operations could be negatively affected.

The professional athletes and race teams who use our products are an important aspect of our brand image. The loss of the support of professional athletes for our products or the inability to attract new professional athletes may harm our business.

If our products are not used by current or future professional athletes and race teams, our brand could lose value and our sales could decline. While our sponsorship agreements typically restrict our sponsored athletes and race teams from promoting, endorsing or using competitors’ products that compete directly within our product categories during the term of the sponsorship agreements, we do not typically have long-term contracts with any of the athletes or race teams whom we sponsor.

If we are unable to maintain our current relationships with these professional athletes and race teams, if these professional athletes and race teams are no longer popular, if our sponsored athletes and race teams fail to have success or if we are unable to continue to attract the endorsement of new professional athletes and race teams in the future, the value of our brand and our sales could decline.

We depend on our relationships with dealers and distributors and their ability to sell and service our products. Any disruption in these relationships could harm our sales.

We sell our aftermarket products to dealers and distributors, and we depend on their willingness and ability to market and sell our products to consumers and provide customer and product service as needed. We also rely on our dealers and distributors to be knowledgeable about our products and their features. If we are not able to educate our dealers and distributors so that they may effectively sell our products as part of a positive buying experience, or if they fail to implement effective retail sales initiatives, focus selling efforts on our competitors’ products, reduce the quantity of our products that they sell or reduce their operations due to financial difficulties or otherwise, our brand and business could suffer.

We do not control our dealers or distributors and many of our contracts allow these entities to offer our competitors’ products. Our competitors may incentivize our dealers and distributors to favor their products. In addition, we do not have long-term contracts with a majority of our dealers and distributors, and our dealers and distributors are not obligated to purchase specified amounts of our products. In fact, the majority of our dealers and distributors buy from us on a purchase order basis. Consequently, with little or no notice, many of these dealers and distributors may terminate their relationships with us or materially reduce their purchases of our products. If we were to lose one or more of our dealers or distributors, we would need to obtain a new dealer or distributor to cover the particular location or product line, which may not be possible on favorable terms or at all. Alternatively, we could use our own sales force to replace such a dealer or distributor, but expanding our sales force into new locations takes a significant amount of time and resources and may not be successful. Further, many of our international distribution contracts contain exclusivity arrangements, which may prevent us from replacing or supplementing our current distributors under certain circumstances.

We are a supplier in the high-end mountain bike and powered vehicles markets, and our business is dependent in large part on the orders we receive from our OEM customers and from their success.

As a supplier to OEM customers, we are dependent in large part on the success of the business of our OEM customers. Model year changes by our OEM customers may adversely impact our sales or cause our sales to vary from quarter to quarter. In addition, losses in market share individually or a decline in the overall market of our OEM customers or the discontinuance by our OEM customers of their products which incorporate our products could negatively impact our business, financial condition or results of operations. For example, if our mountain bike producing OEM customers reduce production of their high-end mountain bikes, their orders to us for our products would in turn be reduced, which could negatively affect our business, financial condition or results of operations.

A relatively small number of customers account for a substantial portion of our sales. The loss of all or a substantial portion of our sales to any of these customers or the loss of market share by these customers could have a material adverse impact on us and our results of operations.

Sales attributable to our 10 largest OEM customers, which can vary from year to year, collectively accounted for approximately 54%, 53% and 56% of our sales in 2010, 2011 and 2012, respectively. The loss of all or a substantial portion of our sales to any of these OEM customers or the loss of market share by these customers could have a material adverse impact on our business, financial condition or results of operations.

Although we refer to the branded mountain bike OEMs that use our products throughout this document as “our customers,” “our OEM customers” or “our mountain bike OEM customers,” branded mountain bike OEMs often use contract manufacturers to manufacture and assemble their bikes. As a result, even though we typically negotiate price and volume requirements directly with our mountain bike OEM customers, it is the contract manufacturers that usually place the purchase orders with us and are responsible for paying us (rather than the branded mountain bike OEMs). Giant is an OEM and contract manufacturer used by certain of our mountain bike OEM customers. Sales to Giant accounted for approximately 16%, 12% and 13% of our sales in 2010, 2011 and 2012, respectively. In the event Giant were to experience manufacturing or other problems, or were to fail to pay us, it could have a material adverse impact on our business, financial condition or results of operations.

Currency exchange rate fluctuations could result in decreased gross margins.

Foreign currency fluctuations could in the future have an adverse effect on our business, financial condition or results of operations. We sell our products inside and outside of the United States in U.S. Dollars. As the majority of our expenses are also in U.S. Dollars, we are somewhat insulated from currency fluctuations. However, some of the OEMs purchasing products from us sell their products in Europe and other foreign markets using the Euro and other foreign currencies. As a result, as the U.S. Dollar appreciates against these foreign currencies, our products will become relatively more expensive for these OEMs. Accordingly, competitive products that our OEM customers can purchase in other currencies may become more attractive and we could lose sales as these OEMs seek to replace our products with cheaper alternatives. In addition, should the U.S. Dollar depreciate significantly, this could have the effect of decreasing our gross margins and adversely impact our business, financial condition or results of operations. Furthermore, as we transfer a majority of our manufacturing operations for our mountain bike products to Taiwan, we anticipate that a growing percentage of our expenses will be denominated in the New Taiwan Dollar. Should the New Taiwan Dollar appreciate against the U.S. Dollar, this could have the effect of decreasing our gross margins.

Our sales could be adversely impacted by the disruption or cessation of sales by other bike component manufacturers or if other mountain bike component manufacturers enter into the suspension market.

Most of the mountain bikes incorporating our suspension products also utilize products and components manufactured by other mountain bike component manufacturers. If such component manufacturers were to cease selling their products and components on a stand-alone basis, their sales are disrupted, or their competitive market position or reputation is diminished, customers could migrate to competitors that sell both suspension and other complementary mountain bike products which we do not sell. Moreover, such mountain bike component manufacturers could begin manufacturing mountain bike suspension products or bundle their bike components with suspension products manufactured by competitors. If any of the foregoing were to occur, our sales could decrease and our business, financial condition or results of operations could suffer.

We have been and may become subject to intellectual property disputes that could cause us to incur significant costs or pay significant damages or that could prohibit us from selling our products.

As we develop new products or attempt to utilize our brands in connection with new products, we seek to avoid infringing the valid patents and other intellectual property rights of our competitors. However, from time to time, third parties have alleged, or may allege in the future, that our products and/or trademarks infringe upon their proprietary rights. We will evaluate any such claims and, where appropriate, may obtain or seek to obtain licenses or other business arrangements. To date, there have been no significant interruptions in our business as a result of any claims of infringement, and we do not hold patent infringement insurance. Any claim, regardless of its merit, could be expensive, time consuming to defend and distract management from our business. Moreover, if our products or brands are found to infringe third-party intellectual property rights, we may be unable to obtain a license to use such technology or associated intellectual property rights on acceptable terms. A court determination that our brands, products or manufacturing processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or manufacturing processes or preclude our ability to use certain brands. In most circumstances, we are not indemnified for our use of a licensor’s intellectual property, if such intellectual property is found to be infringing. Any of the foregoing results could cause us to, and we could incur substantial costs to, redesign our products or defend legal actions and such costs could negatively affect our business, financial condition or results of operations.

If we are unable to enforce our intellectual property rights, our reputation and sales could be adversely affected.

Intellectual property is an important component of our business. As of March 31, 2013, we had 37 patents and had approximately 82 patents pending on file in the U.S. and European Patent offices. Additionally, we have registered or have applied for trademarks and service marks with the United States Patent and Trademark Office and a number of foreign countries, including the marks FOX®, FOX RACING SHOX® and REDEFINE YOUR LIMITS®, to be utilized with certain goods and services. When appropriate, we may from time to time assert our rights against those who infringe on our patents, trademarks and trade dress. We may not, however, be successful in enforcing our patents or asserting trademark, trade name or trade dress protection with respect to our brand names and our product designs, and third parties may seek to oppose or challenge our patents or trademark registrations. Further, these legal efforts may not be successful in reducing sales of suspension products by those infringing. In addition, our pending patent applications may not result in the issuance of patents, and even issued patents may be contested, circumvented or invalidated and may not provide us with proprietary protection or competitive advantages. If our efforts to protect our intellectual property are unsuccessful, or if a third party misappropriates our rights, this may adversely affect our business, financial condition or results of operations. Additionally, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. Furthermore, other competitors may be able to successfully produce products which imitate certain of our products without infringing upon any of our patents, trademarks or trade dress. The failure to prevent or limit infringements and imitations, could have a permanent negative impact on the pricing of our products or reduce our product sales and product margins, even if we are ultimately successful in limiting the distribution of a product that infringes our rights, which in turn may affect our business, financial condition or results of operations.

While we enter into non-disclosure agreements with employees, OEMs, distributors and others to protect our confidential information and trade secrets, we may be unable to prevent such parties from breaching these agreements with us and using our intellectual property in an unauthorized manner. If our efforts to protect our intellectual property are unsuccessful, or if a third party misappropriates our rights this may adversely affect our business. Defending our intellectual property rights can be very expensive and time consuming, and there is no assurance that we will be successful.

Our international operations are exposed to risks associated with conducting business globally.

As a result of our international presence, we are exposed to increased risks inherent in conducting business outside of the United States. In addition to foreign currency risks, these risks include:

•	increased difficulty in protecting our intellectual property rights and trade secrets;

•	changes in tax laws and the interpretation of those laws;

•	exposure to local economic conditions;

•	unexpected government action or changes in legal or regulatory requirements;

•	geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war and other political uncertainty;

•	changes in tariffs, quotas, trade barriers and other similar restrictions on sales;

•	the effects of any anti-American sentiments on our brands or sales of our products;

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increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including but not limited to the U.S. Foreign Corrupt Practices Act, local international environmental, health and safety laws, and increasingly complex regulations relating to the conduct of international commerce;

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increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations; and

•	increased difficulty in staffing and managing foreign operations or international sales.

An adverse change in any of these conditions could have a negative effect upon our business, financial condition or results of operations.

If we inaccurately forecast demand for our products, we may manufacture insufficient or excess quantities or our manufacturing costs could increase, which could adversely affect our business.

We plan our manufacturing capacity based upon the forecasted demand for our products. In the OEM channel, our forecasts are based in large part on the number of our product specifications on new mountain bikes and powered vehicles and on projections from our OEM customers. In the aftermarket channel, our forecasts are based partially on discussions with our dealers and distributors as well as our own assessment of markets. For example, due to increased demand for our products beyond what was forecasted, our 2012 production exceeded our budgeted production, which resulted in increased expedited freight costs. In addition, if we incorrectly forecast demand we may incur capacity issues in our manufacturing plant and supply chain, increased material costs, increased freight costs and additional overtime, all of which in turn adversely impact our cost of sales and our gross margin. The current continuing economic weakness and uncertainty in the United States, Europe and other countries has made, and may continue to make, accurate forecasting particularly challenging.

In the future, if actual demand for our products exceeds forecasted demand, the margins on our incremental sales in excess of anticipated sales may be lower due to temporary higher costs, which could result in a decrease in our overall margins. While we generally manufacture our products upon receipt of customer orders, if actual demand is less than the forecasted demand for our products and we have already manufactured the products or committed to purchase materials in support of forecasted demand, we could be forced to hold excess inventories. In short, either excess or insufficient production due to inaccurate forecasting could have a negative effect on our business, financial condition or results of operations.

Product recalls, and significant product repair and/or replacement due to product warranty costs and claims have had, and in the future could have, a material adverse impact on our business.

Unless otherwise required by law, we generally provide a limited warranty for our products for a one or two year period beginning on: (i) in the case of OEM sales, the date the mountain bike or powered vehicle is purchased from an authorized OEM where our product is incorporated as original equipment on the purchased mountain bike or powered vehicle; or (ii) in the case of aftermarket sales, the date the product is originally purchased from an authorized dealer. From time to time, our customers may negotiate for longer or different warranty coverage. In the ordinary course of business, we incur warranty costs and reserve against such costs in our financial statements. However, there is risk that we could experience higher than expected warranty costs or become aware of an underperforming product. For example, during calendar year 2012, we experienced warranty costs in connection with certain dampers contained in our suspension products that went beyond the normal warranty amounts for which we have typically reserved, causing us to increase our reserves by approximately $1.8 million. We also experienced other related costs in 2012 estimated to be approximately $1.0 million. Future unforeseen product warranty issues could be expensive and could adversely affect our brand image, relationships with our sponsored athletes and race teams and have a negative effect on our business, financial condition or results of operations.

Some of our competitors’ products have been subject to recalls, and in the future, we may be required to or voluntarily participate in recalls involving our products or components if any prove to be defective. In addition to the direct costs of any claim or product recall, any such claim or recall could adversely affect our brand image and have a negative effect on our business, financial condition or results of operations.

An adverse determination in any material product liability claim against us could adversely affect our operating results or financial condition.

The use of our products by consumers, often under extreme conditions, exposes us to risks associated with product liability claims. If our products are defective or used incorrectly by our customers, bodily injury, property damage or other injury, including death, may result and could give rise to product liability claims against us, which could adversely affect our brand image or reputation. We have encountered product liability claims in the past and carry product liability insurance to help protect us against the costs of such claims, although our insurance may not be sufficient to cover all losses. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may have a negative impact on our business, financial condition or results of operations.

Our New Credit Facility will place operating restrictions on us and create default risks.

We intend to enter into our New Credit Facility with third party lenders concurrently with the closing of this offering. The New Credit Facility will contain covenants that place restrictions on our operating activities. These covenants, among other things, will limit our ability to:

•	pay dividends and make distributions or redeem our stock;

•	incur additional indebtedness or permit additional encumbrances on our assets; and

•	make acquisitions or complete mergers or sales of assets, or engage in new businesses.

These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may have a material adverse effect on our business, financial condition or results of operations.

If we are unable to comply with the covenants contained in our New Credit Facility, it could constitute an event of default and our lenders could declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable. If we are unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our credit facilities, which constitutes substantially all of our assets.

Our outstanding indebtedness under our secured credit facility bears interest at a variable rate, which makes us more vulnerable to increases in interest rates and could cause our interest expense to increase and decrease cash available for operations and other purposes.

As of June 30, 2013, we had $65.5 million of indebtedness, bearing interest at a variable rate, outstanding under our Existing Credit Facility as compared to $52.9 million of indebtedness as of March 31, 2013. Recent interest rates in the United States have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Although from time to time we may enter into agreements to hedge a portion of our interest rate exposure, these agreements may be costly and may not protect against all interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Based on the $65.5 million of variable interest rate indebtedness that was outstanding as of June 30, 2013, a hypothetical 100 basis point increase or decrease in the interest rate on our variable rate debt would have resulted in an approximately $0.6 million change to our interest expense for fiscal 2012. Concurrently with the closing of this offering, we intend to enter into our New Credit

Facility, which is expected to consist of a $60.0 million revolving line of credit, a $5.0 million sublimit for swingline loans and a $10.0 million sublimit for the issuance of letters of credit. Subject to the satisfaction of certain conditions precedent, we have the ability to increase the aggregate revolving loan commitments under the New Credit Facility by an aggregate amount of up to $50.0 million, subject to the agreement of any existing lenders and/or any additional lenders who are providing such increased commitments. Borrowings under the New Credit Facility will bear interest on a variable rate which will increase and decrease based upon changes in the underlying interest rate and/or our leverage ratio. Any such increases in the interest rate or increases of our borrowings under the New Credit Facility will increase our interest expense.

We may be adversely affected by negative publicity relating to our CEO’s participation as a witness in an SEC action unrelated to our company and the diversion of his attention while participating in such SEC action.

Between 2006 and April 2010, our CEO, Larry L. Enterline, acted as the Chief Executive Officer of COMSYS IT Partners, Inc., a public company. During his tenure at COMSYS, COMSYS was acquired by Manpower, Inc. The Securities and Exchange Commission, or the SEC, has brought an action alleging that a long time personal friend of Mr. Enterline’s, Larry Schvacho, engaged in insider trading of COMSYS’s stock based on material non-public information he wrongfully misappropriated from Mr. Enterline about the transaction with Manpower in advance of that transaction being publicly announced in February 2010. The SEC’s civil suit against Mr. Schvacho was filed on July 24, 2012.

Mr. Enterline has not been named as a defendant in the SEC’s suit nor has he been accused of any wrongdoing by the SEC. Mr. Enterline has been identified as a witness in the SEC’s case against Mr. Schvacho and has been deposed in connection with that case. The deadline for completion of all discovery in the SEC’s case against Mr. Schvacho was May 15, 2013. The Court has established a timetable for the briefing of dispositive motions that might resolve the SEC’s claims against Mr. Schvacho without a trial. If no such motions are filed by July 26, 2013, counsel for the SEC and Mr. Schvacho are required to file papers that will prepare the case for trial. No trial date for the SEC’s action against Mr. Schvacho has yet been set. If and when the SEC’s case against Mr. Schvacho proceeds to trial, Mr. Enterline would likely be subpoenaed to give testimony at that trial. If this occurs, Mr. Enterline’s participation in the trial as a witness could be time consuming and could divert some of his attention and effort from our business. In addition, there could be adverse publicity associated with the trial of Mr. Schvacho that could draw public attention to Mr. Enterline. This adverse publicity could adversely affect our business, financial condition or results of operations.

We are subject to certain risks in our manufacturing and in the testing of our products.

As of March 31, 2013, we employed approximately 545 full-time employees worldwide, a large percentage of which work at our manufacturing facilities. Our business involves complex manufacturing processes that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or death could occur in one of our facilities. Also, prior to the introduction of new products, our employees test the products under rigorous conditions, which involve the risk of injury or death. Any accident could result in manufacturing or product delays, which could negatively affect our business, financial condition or results of operations. The outcome of litigation is difficult to assess or quantify and the cost to defend litigation can be significant. As a result, the costs to defend any action or the potential liability resulting from any such accident or death or arising out of any other litigation, and any negative publicity associated therewith, could have a negative effect on our business, financial condition or results of operations.

We are subject to extensive United States federal and state, foreign and international safety, environmental, employment practices and other government regulations that may require us to incur expenses or modify product offerings in order to maintain compliance with such regulation, which could have a negative effect on our business and results of operations.

We are subject to extensive laws and regulations relating to safety, environmental, employment practices, including wage and hour, wrongful termination and discrimination, and other laws and regulations promulgated by the United States federal and state governments, as well as foreign and international regulatory authorities. Complying with such laws and regulations, and defending against allegations of our failure to comply (including meritless allegations), can be expensive and time consuming. In addition, we are subject to risks of litigation by employees and others which might involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination, misclassification of independent contractors as employees, wrongful termination and other concerns. Although we believe that our products, policies and processes comply with applicable safety, environmental, employment and other standards and related regulations, future regulations may require additional safety standards that would require additional expenses and/or modification of product offerings in order to maintain such compliance. Failure to comply with applicable regulations could result in fines, increased expenses to modify our products and harm to our reputation, all of which could have an adverse effect on our business, financial condition or results of operations.

Moreover, certain of our customer contracts require us to comply with the standards of voluntary standard-setting organizations, such as the United States Consumer Product Safety Commission and European Committee for Standardization (CEN). Failure to comply with the voluntary requirements of such organizations could result in the loss of certain customer contracts, which could have an adverse effect on our business, financial condition or results of operations.

We are subject to environmental laws and regulation and potential exposure for environmental costs and liabilities.

Our operations, facilities and properties are subject to a variety of foreign, federal, state and local laws and regulations relating to health, safety and the protection of the environment. These environmental laws and regulations include those relating to the use, generation, storage, handling, transportation, treatment and disposal of solid and hazardous materials and wastes, emissions to air, discharges to waters and the investigation and remediation of contamination. Many of these laws impose strict, retroactive, joint and several liability upon owners and operators of properties, including with respect to environmental matters that occurred prior to the time the party became an owner or operator. In addition, we may have liability with respect to third party sites to which we send waste for disposal. Failure to comply with such laws and regulations can result in significant fines, penalties, costs, liabilities or restrictions on operations that could negatively affect our business, financial condition or results of operations. From time to time, we have been involved in administrative or legal proceedings relating to environmental, health or safety matters and have in the past incurred expenditures relating to such matters.

We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, additional environmental issues relating to presently known or unknown matters could give rise to currently unanticipated investigation, assessment or expenditures. Compliance with more stringent laws or regulations, as well as different interpretations of existing laws, more vigorous enforcement by regulators or unanticipated events, could require additional expenditures that may materially affect our business, financial condition or results of operations.

Federal, state, local, foreign and international laws and regulations relating to land-use, noise and air pollution may have a negative impact on our future sales and results of operations.

The products in our powered vehicles line are used in vehicles which are subject to numerous federal, state, local, foreign and international laws and regulations relating to noise and air-pollution. Powered vehicles, and even mountain bikes, have also become subject to laws and regulations prohibiting their use on certain lands and trails. For example, in San Mateo County, California, mountain bikes are not allowed on county trails, and ATV and Side-by-Side riding is not allowed in Zion National Park, among many other national and state parks. In addition, recreational snowmobiling has been restricted in some national parks and federal lands in Canada, the United States and other countries. If more of these laws and regulations are passed and the users of our products lose convenient locations to ride their mountain bikes and powered vehicles, our sales could decrease and our business, financial condition or results of operations could suffer.

Fuel shortages, or high prices for fuel, could have a negative effect on the use of powered vehicles that use our products.

Gasoline or diesel fuel is required for the operation of the powered vehicles that use our products. There can be no assurance that the supply of these fuels will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Shortages of gasoline and diesel fuel and substantial increases in the price of fuel could have a material adverse effect on our powered vehicle product category in the future, which could have a negative effect on our business, financial condition or results of operations.

We do not control our suppliers or OEMs, or require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales.

We do not control our suppliers or OEMs or their labor, environmental or other practices. A violation of labor, environmental or other laws by our suppliers or OEMs, or a failure of these parties to follow generally accepted ethical business practices, could create negative publicity and harm our reputation. In addition, we may be required to seek alternative suppliers or OEMs if these violations or failures were to occur. We do not inspect or audit compliance by our suppliers or OEMs with these laws or practices, and we do not require our suppliers or OEMs or licensees to comply with a formal code of conduct. Other consumer products companies have faced significant criticism for the actions of their suppliers and OEMs, and we could face such problems ourselves. Any of these events could reduce demand for our products, harm our ability to meet demand or harm our reputation, brand image, business, financial condition or results of operations.

We depend on a limited number of suppliers for our materials and component parts for some of our products, and the loss of any of these suppliers or an increase in cost of raw materials could harm our business.

We depend on a limited number of suppliers for certain components. If our current suppliers, in particular the minority of those which are “single-source” suppliers, are unable to timely fulfill orders, or if we are required to transition to other suppliers, we could experience significant production delays or disruption to our business. We define a single-source supplier as a supplier from which we purchase all of a particular raw material or input used in our manufacturing operations, although other suppliers are available from which to purchase the same raw material or input or an equivalent substitute. We do not maintain long term supply contracts with any of our suppliers and instead purchase these components on a purchase order basis. As a result, we cannot force any supplier to sell us the necessary components we use in creating our products and we could face significant supply disruptions should they refuse to do so. In connection with the transfer of a majority of the manufacturing of our mountain bike products to Taiwan, we could experience difficulties locating new qualified suppliers geographically located closer to these facilities. Furthermore, such new suppliers could experience difficulties in providing us with some or all of the materials we require, which could result in disruptions in our manufacturing operations. If we experience difficulties with our suppliers or manufacturing delays caused by our suppliers, whether in connection with our manufacturing operations in the United States or in Taiwan, our business, financial condition and results of operations could be materially and adversely impacted.

In addition, we purchase various raw materials in order to manufacture our products. The main commodity items purchased for production include aluminum, magnesium and steel. Historically, price fluctuations for these components and raw materials have not had a material impact on our business. In the future, however, if we experience material increases in the price of components or raw materials and are unable to pass on those increases to our customers, or there are shortages in the availability of such component parts or raw materials, it could negatively affect our business, financial condition or results of operations.

In addition to our various single-source suppliers, we also rely on one “sole-source” supplier, Miyaki Corporation, or Miyaki. We define a sole-source supplier as a supplier of a raw material or input for which there is no other supplier of the same product or an equivalent substitute. Miyaki is the exclusive producer of the Kashima coating for our suspension component tubes. As part of our agreement with Miyaki, we have been granted the exclusive right to use the trademark “KASHIMACOAT” on products comprising the aluminum finished parts for suspension components (e.g., tubes) and on related sales and marketing material worldwide, subject to certain exclusions. Although we believe we could obtain other coatings of comparable utility from other sources if necessary, we could no longer obtain this specific Kashima coating or use the trademark “KASHIMACOAT” if Miyaki were to stop supplying us with this coating. The need to replace the Kashima coating could temporarily disrupt our business and harm our business, financial condition or results of operations.

The transition of a majority of the manufacturing of our mountain bike products to Taiwan may negatively impact our brand image and consumer loyalty, which in turn could have a material adverse impact on our business and results of operations.

As we transition the majority of the manufacturing of our mountain bike products to Taiwan, no assurances can be given that consumers may not be adversely influenced by the fact that such products will no longer be manufactured in the United States or that consumers and OEM customers may not otherwise perceive that the quality of our products is lowered as a result of the fact that they will be manufactured overseas. Such perceptions could adversely impact our business, financial condition or results of operations.

Federal health care reform legislation could increase our expenses and adversely impact our results of operations.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the U.S. These health care reform laws require employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. We are unable at this time to accurately predict the impact that these laws will have on our future health care benefit and insurance premium costs and also on our costs for temporary employees that we obtain through agencies. If these costs increase and we are unable to raise the prices we charge our customers to cover these increased expenses, such increases in costs could adversely impact our business, financial condition or results of operations.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, our business could suffer.

All of our major operations, including manufacturing, distribution, sales and accounting, are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from, among other things:

•	earthquake, fire, flood, hurricane and other natural disasters;

•	power loss, computer systems failure, internet and telecommunications or data network failure; and

•	hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our operations, reduce our efficiency, delay our fulfillment of customer orders or require significant unanticipated expenditures to correct, and thereby have a negative effect on our business, financial condition or results of operations.

We may grow in the future through acquisitions. Growth by acquisitions involves risks and we may not be able to effectively integrate businesses we acquire or we may not be able to identify or consummate any future acquisitions on favorable terms, or at all.

Although we have not traditionally made acquisitions, we intend to selectively evaluate acquisitions in the future. Any acquisitions that we might make are subject to various risks and uncertainties and could have a negative impact on our business, financial condition or results of operations. These risks include the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be spread out in different geographic regions), the inability to achieve anticipated cost savings or operating synergies, and the risk we may not be able to effectively manage our operations at an increased scale of operations resulting from such acquisitions. In the event we do complete acquisitions in the future, such acquisitions could affect our cash flows and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. We may also issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. We may not be able to identify or consummate any future acquisitions on favorable terms, or at all.

Our operating results are subject to quarterly variations in our sales, which could make our operating results difficult to predict and could adversely affect the price of our common stock.

We have experienced, and expect to continue to experience, substantial quarterly variations in our sales and net income. Our quarterly results of operations fluctuate, in some cases significantly, as a result of a variety of other factors, including, among other things:

•	the timing of new product releases or other significant announcements by us or our competitors;

•	new advertising initiatives;

•	fluctuations in raw materials and component costs; and

•	changes in our practices with respect to building inventory.

As a result of these quarterly fluctuations, comparisons of our operating results between different quarters within a single year are not necessarily meaningful and may not be accurate indicators of our future performance. Any quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors, which could cause the price of our common stock to fluctuate significantly. We also believe that the seasonal nature of our business may have been overshadowed over each of the past few years due to the rapid growth in sales we have experienced during the same period.

Our beliefs regarding the future growth of the high-performance suspension product market are supported by qualitative data and limited sources and may not be reliable. A reduction or lack of continued growth in the popularity of high-end mountain bikes or powered vehicles or in the number of consumers who are willing to pay premium prices for well-designed performance-oriented equipment in the markets in which we sell our products could adversely affect our product sales and profits, financial condition or results of operations.

We generate virtually all of our revenues from sales of high-performance suspension products. Our beliefs regarding the outlook of the high-performance suspension product market come from qualitative data and limited sources, which may not be reliable. If our beliefs regarding the opportunities in the market for our products are incorrect or the number of consumers who we believe are willing to pay premium prices for well-designed performance-oriented equipment in the markets in which we sell our products does not increase, or declines, we may fail to achieve future growth and our business, financial condition or results of operations could be negatively affected.

Risks related to this offering and ownership of our common stock

The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Our common stock has no prior trading history. The trading price of our common stock could be volatile, and you could lose all or part of your investment in our common stock. Factors affecting the trading price of our common stock could include:

•	variations in our operating results or those of our competitors;

•	new product or other significant announcements by us or our competitors;

•	changes in our product mix;

•	changes in consumer preferences;

•	fluctuations in currency exchange rates;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	changes in general economic conditions as well as conditions affecting our industry in particular;

•	sales of our common stock by us, our significant stockholders or our directors or executive officers; and

•	the expiration of contractual lock-up agreements.

In addition, in recent years, the stock market has experienced significant price fluctuations. Fluctuations in the stock market generally or with respect to companies in our industry could cause the trading price of our common stock to fluctuate for reasons unrelated to our business, operating results or financial condition. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

A market for our securities may not develop or be maintained and our stock price may decline after this offering.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained, after this offering. Our company, the selling stockholders and the representatives of the underwriters will negotiate to determine the initial public offering price, and the initial public offering price does not necessarily reflect the price at which investors will be willing to buy and sell our shares following this offering. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of our shares, or the perception that such sales may occur, could cause our stock price to decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of March 31, 2013, upon completion of this offering, we will have      shares of common stock outstanding after this offering. Of these shares,      shares of common stock will be freely tradable, without restriction, in the public market. Our executive officers, directors and the holders of substantially all of our shares of common stock have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed, subject to certain exceptions, not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of the final prospectus for this offering.

Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional      shares will be eligible for sale in the public market,      of which are held by directors, executive officers and other affiliates and will be subject to volume and manner of sale limitations under Rule 144 under the Securities Act. Certain of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to      shares of our common stock. See “Description of capital stock—Registration rights” for more information. If we register any of these shares of common stock, those stockholders would be able to sell those shares freely in the public market.

In addition, the shares that are either subject to outstanding options or that may be granted in the future under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

The following table shows when the      shares of our common stock that will be outstanding when this offering is complete, will be eligible for sale in the public market:

Shares eligible for sale
Date available for sale into public market	Number of shares	Percentage of outstanding shares

On the date of this prospectus
At various times beginning 181 days or more after the date of this prospectus

After this offering, we intend to register the shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

In addition, our Amended and Restated Certificate of Incorporation to be effective immediately prior to the completion of this offering authorizes us to issue      shares of common stock, of which      shares will be outstanding after this offering.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares eligible for future sale.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering;

(iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We cannot predict if investors will find our common stock less attractive to the extent we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If securities and industry analysts do not commence and continue coverage of our company, the trading price for our stock would suffer. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business or our industry, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our Sponsor and our directors and officers and insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, Compass Group Diversified Holdings LLC, or our Sponsor, and the director affiliated with our Sponsor will beneficially own approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares from the selling stockholders in full), and our other directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares from the selling stockholders in full). As a result, these stockholders will be able to exercise significant influence and, in the case of our Sponsor, control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation, and approval of any merger, consolidation, or sale of all, or substantially all, of our assets or other significant corporate transactions. In addition, our Sponsor will have input on all matters before our board of directors as our director Elias Sabo is affiliated with our Sponsor. Our Sponsor may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. So long as our Sponsor or any of its affiliates continue to indirectly own a significant amount of our outstanding common stock, even if such amount drops below 50%, they will continue to be able to significantly influence our decisions.

In addition, our Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that may compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. For information regarding the ownership of our outstanding stock by our Sponsor and our executive officers and directors and their affiliates, see “Principal and selling stockholders.”

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include eventual compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the Nasdaq Stock Market LLC, or Nasdaq. In addition, our management team will also have to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, prospects, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

If you purchase shares of our common stock in this offering, you will experience immediate dilution and additional dilution in the future.

If you purchase shares of our common stock in this offering, you will experience immediate dilution in net tangible book value of $     per share because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. In addition, you will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans. See “Dilution.”

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, or our Charter Documents, as well as Delaware law, contain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Among other things, these provisions:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to discourage a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors be removed from office only for cause;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•

from and after the date that our Sponsor and its affiliates no longer collectively beneficially own (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, at least a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, or the Trigger Date, prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•

provide that special meetings of our stockholders may be called only by our board of directors, our Chairperson of the board of directors, our Lead Director (if we do not have a Chairperson or the Chairperson is disabled), our Chief Executive Officer or our President (in the absence of a Chief Executive Officer) or, until the Trigger Date, our Sponsor;

•	from and after the Trigger Date, require supermajority stockholder voting for our stockholders to effect certain amendments to our Charter Documents; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing other matters that can be acted upon by stockholders at stockholder meetings.

In addition, we will be subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. In order for us to consummate a business combination with an interested stockholder within three years of the date on which the stockholder became interested, either (i) the business combination or the transaction that resulted in the stockholder becoming interested must be approved by our board of directors prior to the date the stockholder became interested, (ii) the interested stockholder must own at least 85% of our outstanding voting stock at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the interested stockholder) at a special or annual meeting (not by written consent). This provision could have the effect of delaying or preventing a change in control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change in control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock. For more information regarding these and other provisions, see “Description of capital stock—Anti-takeover provisions.”

Our Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation provides that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of

Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of our company owed to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Charter Documents, (iv) any action to interpret, apply, enforce or determine the validity of our Charter Documents, or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “likely,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to develop new and innovative products in our current end-markets;

•	our ability to leverage our technologies and brand to expand into new categories and end-markets;

•	our ability to increase our aftermarket penetration;

•	our ability to accelerate international growth;

•	our ability to improve operating and supply chain efficiencies;

•

our future financial performance, including our sales, cost of sales, gross profit or gross margins, operating expenses, ability to generate positive cash flow and ability to maintain our profitability;

•	our ability to maintain our premium brand image and high-performance products;

•	our ability to maintain relationships with the professional athletes and race teams we sponsor;

•	our transition of the majority of our mountain bike manufacturing operations to Taiwan and our expectations related to such transition;

•	our ability to selectively add additional dealers and distributors in certain geographic markets;

•	the growth of the markets in which we compete, our expectations regarding consumer preferences and our ability to respond to changes in consumer preferences;

•	changes in demand for high-end suspension and ride dynamics products;

•	our ability to successfully identify, evaluate and manage potential acquisitions and to benefit from such acquisitions; and

•	future economic or market conditions.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

This prospectus also contains statistical data, estimates, and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk factors” and elsewhere in this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $     million, assuming an initial public offering price of $     per share, which is the midpoint of the estimated offering price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease the net proceeds that we receive from this offering, after deducting estimated underwriting discounts and commissions payable by us, by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 100,000 shares of common stock sold in this offering by us would increase or decrease the net proceeds that we receive from this offering, after deducting estimated underwriting discounts and commissions payable by us, by approximately $        million, assuming an initial public offering price of $    .

We intend to use the net proceeds that we will receive from this offering to repay a majority of the then outstanding indebtedness under our Existing Credit Facility. To the extent that the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness then outstanding under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under the Existing Credit Facility. Assuming we receive $     of net proceeds from this offering and the amount of our indebtedness which is outstanding under our Existing Credit Facility at the consummation of this offering is the same as the outstanding indebtedness at June 30, 2013, then we would expect to borrow $         million from the revolver under our New Credit Facility in order to repay the full amount of the indebtedness of our Existing Credit Facility. Our Existing Credit Facility is with our Sponsor who will therefore receive all such repayments. We intend to terminate the Existing Credit Facility upon the consummation of this offering. As of June 30, 2013, $65.5 million of indebtedness was outstanding under our Existing Credit Facility and the interest rate on such outstanding balance was 5.9%. The outstanding balance under our Existing Credit Facility matures on June 18, 2018. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit facility.” We have used borrowings under our Existing Credit Facility for working capital purposes, capital expenditures and to fund the cash dividend we paid in connection with our June 2012 recapitalization. To the extent we receive net proceeds from this offering in excess of the then outstanding indebtedness under our Existing Credit Facility, we intend to use such excess net proceeds for working capital and other general corporate purposes.

Dividend policy

In June 2012, in connection with our recapitalization, we paid a cash dividend to our stockholders equal to an aggregate of $67.0 million. See “Certain relationships and related party transactions—Recapitalization” for additional information. We did not declare or pay any dividends in the years ended December 31, 2010 and 2011 or during the three months ended March 31, 2013. Although we declared a cash dividend on our common stock in June 2012 in connection with our recapitalization, we intend to retain any future earnings upon completion of this offering and do not expect to pay any dividends in the foreseeable future. In addition, our New Credit Facility will contain covenants limiting our ability to pay dividends to our stockholders. See “Management’s discussion and analysis of financial condition and results of operations—Credit facility.” Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and any other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013 and is presented:

•	on an actual basis; and

•

on a pro forma, as adjusted basis, reflecting: (i) the filing of our Amended and Restated Certificate of Incorporation immediately prior to the consummation of this offering; (ii) the sale of                     shares of common stock by us in this offering at an assumed initial offering price of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of such proceeds to repay a majority of the then outstanding indebtedness under our Existing Credit Facility concurrently with the closing of this offering.

The information in this table should be read in conjunction with “Use of proceeds,” “Selected consolidated financial data,” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

As of March 31, 2013 (in thousands, except share and per share data)	Actual	Pro forma, as adjusted(1) (unaudited)

Cash and cash equivalents	$136	$

Long-term debt, less current portion	$49,850	$

Stockholders’ equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma, as adjusted	—		—
Common stock, $0.001 par value per share: 1,500,000 shares authorized, actual; 720,343 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma, as adjusted	1
Additional paid-in capital	49,903
Accumulated other comprehensive income	(6)
Accumulated deficit	(16,070)

Total stockholders’ equity	33,828

Total capitalization	$83,678

(1)	A $1.00 increase in the assumed initial public offering price of $ per share would decrease long-term debt, less current portion, and would increase additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial offering price of $ per share would increase long-term debt, less current portion payable by us, and would decrease additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase of 100,000 shares in the number of shares sold in this offering by us would decrease long-term debt, less current portion, and would increase additional paid-in capital, total stockholders’ equity and total capitalization from this offering by $ million, assuming an initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions payable by us. A decrease of 100,000 shares in the number of shares sold in this offering by us would increase long-term debt, less current portion, and would decrease additional paid-in capital, total stockholders’ equity and total capitalization from this offering by $ million, assuming an initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of our common stock to be outstanding following this offering is based on                      shares of common stock outstanding as of March 31, 2013, and excludes:

•

54,062 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2013, with a weighted average exercise price of $226.22 per share; and

•	shares of common stock reserved for issuance under our 2013 Omnibus Plan.

See “Executive compensation—Equity-based incentive plans.”

Dilution

Our net tangible book value as of March 31, 2013, was $     million, or approximately $     per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and divided by the total number of shares of our common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by new investors in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the pro forma adjustments described above in “Capitalization” and receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and reflecting the application of the net proceeds to us from this offering to repay approximately $     million of the outstanding indebtedness under our Existing Credit Facility, our pro forma, as adjusted net tangible book value as of March 31, 2013, would have been $     million, or $     per share. This represents an immediate increase in pro forma, as adjusted net tangible book value of $     per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $     per share to new investors in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2013	$
Increase in pro forma, as adjusted net tangible book value per share attributable to new investors in this offering

Pro forma, as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the range of the initial offering price listed on the cover page of this prospectus, would increase or decrease our pro forma, as adjusted net tangible book value per share after giving effect to this offering by $     and increase or decrease dilution per share to new investors in this offering by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

An increase or decrease of 100,000 shares sold in this offering by us would increase or decrease our pro forma, as adjusted net tangible book value per share after giving effect to this offering by $     , and increase or decrease dilution per share to new investors in this offering by $     , assuming an initial public offering price of $     per share, which is the midpoint of the range of the initial offering price listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

The following table presents on a pro forma, as adjusted basis as of March 31, 2013, after giving effect to the differences between the existing stockholders and the new investors in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table below assumes an initial public offering price of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and excludes estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors in this offering(1)

Totals		%	$	%	$

(1)	Does not reflect shares purchased by new investors from the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors in this offering and the total consideration paid by all stockholders by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the total consideration paid by new investors in this offering and the total consideration paid by all stockholders by $     , assuming an initial public offering price of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus.

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to     , or approximately     % of the total shares of common stock outstanding after our initial public offering, and will increase the number of shares held by new investors to     , or approximately     % of the total shares of common stock outstanding after our initial public offering.

If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own     % and new investors in this offering would own     % of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above assume no exercise of outstanding options. As of March 31, 2013, there were      shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $     per share. To the extent outstanding options are exercised, there will be further dilution to new investors purchasing common stock in this offering. See “Description of capital stock” and “Executive compensation—Equity-based incentive plans.”

Selected consolidated financial data

The following selected consolidated statements of income data for each of the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated statements of income data for each of the years ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated statements of income for the three months ended March 31, 2012 and 2013 and the selected consolidated balance sheet data as of March 31, 2013, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information set forth in those statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results for the full year. You should read the selected consolidated financial and operating data for the periods presented in conjunction with “Risk factors,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	For the years ended December 31,					For the three months ended March 31,

(in thousands, except per share data)	2008	2009	2010	2011	2012	2012	2013

Sales	$131,734	$121,519	$170,983	$197,739	$235,869	$45,671	$54,878
Cost of sales(1)	95,860	87,038	122,373	140,849	173,040	32,572	39,163

Gross profit	35,874	34,481	48,610	56,890	62,829	13,099	15,715

Operating expenses:
Sales and marketing(1)	8,667	8,269	10,293	11,748	12,570	3,177	3,284
Research and development(1)	4,804	5,545	7,321	9,750	9,727	2,376	2,355
General and administrative(1)	6,195	4,792	6,202	7,588	9,063	1,951	2,673
Amortization of purchased intangibles	5,500	5,217	5,217	5,217	5,315	1,304	1,341

Total operating expenses	25,166	23,823	29,033	34,303	36,675	8,808	9,653

Income from operations	10,708	10,658	19,577	22,587	26,154	4,291	6,062

Other expense, net:
Interest expense	(4,871)	(3,089)	(2,637)	(1,982)	(3,486)	(233)	(957)
Other income (expense), net	14	44	39	(13)	(277)	(46)	34

Total other expense, net	(4,857)	(3,045)	(2,598)	(1,995)	(3,763)	(279)	(923)

Income before income taxes	5,851	7,613	16,979	20,592	22,391	4,012	5,139

	For the years ended December 31,					For the three months ended March 31,

(in thousands, except per share data)	2008	2009	2010	2011	2012	2012	2013

Provision for income taxes	2,015	2,585	6,210	7,054	8,181	1,373	1,590

Net income	$3,836	$5,028	$10,769	$13,538	$14,210	$2,639	$3,549

Earnings per share (actual and pro forma):
Basic	$5.94	$7.75	$16.62	$20.92	$20.59	$4.04	$4.93
Diluted	$5.77	$7.46	$15.72	$19.45	$20.30	$3.76	$4.83

Weighted average common shares used to compute net income per share (actual and pro forma):
Basic	646	649	648	647	690	653	720
Diluted	665	674	685	696	700	701	735
Supplemental pro forma net income per share (unaudited)(2)
Shares used to calculate supplemental pro forma net income per share (unaudited)
Dividends per share	$—	$—	$—	$—	$92.99	$—	$—

(1)	Includes stock-based compensation (excluding tax effect) as follows:

	For the years ended December 31,					For the three months ended March 31,

(in thousands)	2008	2009	2010	2011	2012	2012	2013

Cost of sales	$—	$—	$—	$—	$—	$—	$—
Sales and marketing	27	27	40	78	160	33	33
Research and development	12	12	12	12	29	3	17
General and administrative	264	385	472	940	1,959	267	652

Total	304	425	$524	$1,030	$2,148	$303	$702

(2)	Unaudited supplemental pro forma net income per share has been presented in accordance with the SEC Staff Accounting Bulletin Topic 1.B.3, or SAB 1.B.3. As outlined in SAB 1.B.3, the special dividend paid in June 2012 was in excess of the net income for the twelve-months ended March 31, 2013 of $15.1 million. Accordingly, under SAB 1.B.3, the company has included all shares, for which proceeds accrue to the company, issued under this offering in the shares used to calculate supplemental pro forma net income per share.

Our consolidated balance sheet data is as follows:

	As of December 31,			As of March 31,

	2011	2012		2013
(in thousands)				(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$114	$15		$136
Inventory	29,531	34,255		42,734
Working capital	23,108	25,142		23,786
Property and equipment, net	9,005	11,789		12,105
Total assets	129,956	142,120		147,429
Total debt, including current portion	15,293	59,250	(1)	52,850
Total stockholders’ equity	$67,295	$29,584	(2)	$33,828

(1)	In June 2012, we engaged in a recapitalization involving our debt, stock options and share purchases. In connection with the recapitalization, we amended our Existing Credit Facility. Concurrently with the closing of this offering, we intend to use the net proceeds that we receive from this offering to repay our then outstanding indebtedness under our Existing Credit Facility. To the extent the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness then outstanding under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under our Existing Credit Facility in full. We intend to terminate the Existing Credit Facility upon the consummation of this offering. See “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and “Related party transactions—Recapitalization.”
(2)	In June 2012, we paid a $67.0 million cash dividend as part of our recapitalization. See “Related party transactions—Recapitalization.”

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected consolidated financial data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. You should review the “Risk factors” and “Special note regarding forwarding-looking statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a designer, manufacturer and marketer of high-performance suspension products used primarily on mountain bikes, side-by-side vehicles, or Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, all-terrain vehicles, or ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. We currently sell to over 150 OEMs and distribute our products to more than 2,300 retail dealers and distributors worldwide. In each of the years ended December 31, 2010, 2011 and 2012, approximately 78%, 80% and 81%, respectively, of our sales were attributable to sales made to our OEM customers. The remaining sales were to our aftermarket customers. Virtually all of our sales are from sales of our products; miscellaneous sources of revenue such as royalty income and service related repair work and the associated sale of components represented less than 1% of our sales in each of the years ended December 31, 2010, 2011 and 2012.

We have determined that we operate in one reportable segment, which is the manufacturing, sale and service of ride dynamics products. Our products fall into the following two categories:

•	mountain bikes; and

•	powered vehicles, including Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles.

A significant portion of our sales are dependent on the demand for high-end or premium priced mountain bikes and their suspension components. In each of the years ended December 31, 2010, 2011 and 2012, approximately 75%, 69% and 67%, respectively, of our sales were attributable to sales of suspension products for mountain bikes and approximately 25%, 31% and 33%, respectively, of our sales were attributable to sales of suspension products for powered vehicles.

Our domestic sales totaled $53.5 million, $65.8 million and $84.3 million, or 31%, 33% and 36% of our total sales in 2010, 2011 and 2012, respectively. Our international sales totaled $117.4 million, $132.0 million and $151.6 million, or 69%, 67% and 64% of our total sales in each of the years ended December 31, 2010, 2011 and 2012, respectively. Sales attributable to countries outside the United States are based on shipment location. Our international sales, however, do not necessarily reflect the location of the end users of our products as many of our products are incorporated into mountain bikes that are assembled at international locations and then shipped back to the United States. We estimate, based on our internal projections, that approximately one-third of the end users of our products are located outside the United States.

In January 2008, our Sponsor acquired a controlling equity interest in us. Our Sponsor acquires and manages a diversified group of leading middle-market businesses headquartered in North America. Our Sponsor’s parent, Compass Diversified Holdings, is listed on the New York Stock Exchange, or NYSE, under the symbol “CODI.” In connection with our Sponsor’s acquisition of a controlling interest in us, we entered into the Existing Credit Facility with our Sponsor and a management services agreement, as amended, or the Management Services Agreement, with Compass Group Management LLC, or CGM, a Delaware limited liability company and the manager of Compass Diversified Holdings. As a subsidiary of a public company listed on the NYSE, we have implemented certain corporate governance practices and adhere to a variety of reporting requirements and accounting rules as they relate to Compass Diversified Holdings. Following the completion of this offering, however, we will be required to implement additional corporate governance practices and to adhere to additional reporting requirements and compliance with these and other obligations as a public company will require significant time and resources from management, require the hiring of additional personnel, and will increase our legal, insurance, and financial costs. Following the completion of this offering, the Management Services Agreement with CGM, under which we paid $0.5 million in management fees in each of the years ended December 31, 2010, 2011 and 2012, will be terminated. We pay such fees quarterly in arrears and other than paying any accrued but unpaid fees for the quarter during which this offering closes, no separate termination fee will be due under this agreement when it is terminated. We expect the elimination of such management fees following the completion of this offering to offset a portion of the additional significant legal, insurance and financial costs we will incur as a result of becoming a public company.

In June 2012, we engaged in a recapitalization involving our debt, stock options and various share purchases. In connection with our recapitalization, we entered into an amendment to our Existing Credit Facility with our Sponsor, which, among other changes, provided for a $60.0 million term loan and increased the revolver commitment under that facility by $2.0 million to a total commitment of $30.0 million. Borrowings under our Existing Credit Facility in large part enabled us to fund a $67.0 million cash dividend to our stockholders as part of the recapitalization. The recapitalization also included other transactions, including various transactions involving stock options and the purchase and sale of shares among us, our Sponsor and certain of our executives and directors. Concurrently with the closing of this offering, we intend to use the net proceeds that we will receive from this offering to repay the then outstanding indebtedness under our Existing Credit Facility. To the extent the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness then outstanding under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under the Existing Credit Facility. As of March 31, 2013, the outstanding borrowings under our Existing Credit Facility were $52.9 million. The New Credit Facility is expected to consist of a $60.0 million revolving line of credit, including a $5.0 million sublimit for swingline loans and a $10.0 million sublimit for the issuance of letters of credit. In connection with the termination of the Existing Credit Facility, we expect to have a non-cash charge of approximately $1.6 million related to our unamortized loan origination costs. See “—Liquidity and capital resources” and “Related party transactions—Recapitalization.”

Opportunities, challenges and risks

We intend to focus on generating sales of our high-performance suspension products through OEMs and in the aftermarket channel. To do this, we intend to continue to develop and introduce new and innovative products in our current end-markets and we intend to selectively develop products for applications and end-markets in which we do not currently participate.

Currently, virtually all of our sales are dependent on the demand for high-performance suspension products. While we have recently introduced a new non-suspension product (our adjustable seat post for mountain bikes), this product comprised less than 1% of our sales in 2012. We may not achieve the desired level of sales for this product or for other new products that we introduce in the future.

Our aftermarket distribution network currently consists of more than 2,300 retail dealers and distributors worldwide. To further penetrate the aftermarket channel, we intend to selectively add additional dealers and distributors in certain geographic markets, expand our internal sales force and strategically increase the number of aftermarket specific products and services which we offer for existing vehicle platforms. In addition, we believe international expansion represents a significant opportunity for us and we intend to selectively increase infrastructure investments and focus on identified geographic regions.

As a supplier to OEM customers, we are largely dependent on the success of the business of our OEM customers. Model year changes by our OEM customers may adversely impact our sales or cause our sales to vary from quarter to quarter. Losses in market share or a decline in the overall market of our OEM customers or the discontinuance by our OEM customers of their products which incorporate our products could negatively impact our business and our results of operations.

We have begun the process of transitioning a majority of the manufacturing of our mountain bike products to our facility in Taiwan and we contemplate that this transition will continue through 2015. We anticipate that this transition, when completed, will enable us to shorten production lead times to our mountain bike OEM customers, improve supply chain efficiencies and reduce our manufacturing costs. We also believe that this transition, once completed, will improve operating margins in the medium to long term. However, in the short term during this transition process we expect to incur some duplication of facilities, equipment and personnel which will increase our costs and could vary materially from our projections. In addition, this transition process could also cause manufacturing problems and give rise to execution risks which could negatively impact our business, financial condition or results of operations.

From time to time we have experienced, and may continue to experience, warranty costs and claims relating to our products. In the ordinary course of business we reserve against such costs and claims in our financial statements. There is a risk, however, that in the future we will experience higher than expected warranty costs and claims, as well as other related costs.

We intend to evaluate selective potential acquisition opportunities for high-performance products and technologies that we believe will help us extend our ride dynamics product platform. Any acquisitions that we might make are subject to various risks and uncertainties and could have a negative impact on our results of operations.

Basis of presentation

Sales are comprised of:

Sales from:

•	Product sales: consists of sales of products sold primarily to our OEM and aftermarket customers. We recognize revenue when products are shipped, title has transferred, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the sales price to our customers is fixed or determinable;

•

Service sales: consists of sales of service related repair work and the associated sale of products. We recognize revenue when service products are shipped, title has transferred, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the sales price to our customers is fixed or determinable;

•

Royalty income: consists of licensing fees and royalties earned by us from contractual relationships we have with third parties that allow them to use our intellectual property in return for fees. We recognize royalty income when collection of the receivable is probable, persuasive evidence of an arrangement exists, and generally upon the reporting of royalties by the licensee; and

•	Shipping and handling fees: we include shipping and handling fees billed to customers in sales.

Net of:

•

Sales returns allowances: consists of an estimate of our sales returns. This allowance is based upon estimates of the projected returns in future periods based on our experience with returns recorded in previous periods; and

•	Rebates: consists of incentives we provide to customers based on sales of eligible products.

We attribute our past growth in sales predominantly to increases in the number of units sold to our OEM customers in both our mountain bike and powered vehicle product categories. To a lesser degree, increases in our average sales prices have also contributed to our past sales growth, as we have introduced innovations to and improved the functionality of many of our products, which enabled us, in many cases, to increase our sale prices for such products.

Cost of sales

The cost of sales includes the cost of manufactured products (raw materials consumed, the cost to procure materials, labor costs, including wages, and employee benefits, and factory overhead to produce finished good products), including:

•	the cost to inspect and repair products;

•	shipping costs associated with inbound freight. These costs are capitalized as part of inventory and included in cost of sales as the inventory is sold;

•	royalty expenses, including payments to certain parties for our use of licensed technology incorporated into our products;

•	freight expense incurred for certain shipments to customers, excluding customers who pay for their own freight;

•	warranty costs associated with the repair or replacement of products under warranty; and

•	reductions in the cost of inventory to its net realizable value, if required, for estimated excess, obsolescence or impaired balances.

Gross profit/gross margin

Our gross profit equals our sales minus cost of sales. Our gross margin measures our gross profit as a percentage of sales.

Our gross margins fluctuate based on product, customer and channel mix as certain of our products are sold at higher gross margins than others. Generally, we earn higher gross margins on our products sold to the aftermarket channel and we typically earn lower gross margins on the products we sell to OEMs. In the near term, we anticipate our gross margins will be generally in line with our historical results. We anticipate that the improvements we are pursuing from our cost initiatives, which are designed to improve our operating efficiencies, will be offset in the short term by duplicative costs we expect to incur as a result of our planned transition of a majority of the manufacturing of our mountain bike products to our operations in Taiwan. In the medium to long term, we anticipate that this transition should benefit our gross margins.

Operating expenses

Our operating expenses consist of the following:

•	sales and marketing;

•	research and development;

•	general and administrative; and

•	amortization of purchased intangibles.

Our sales and marketing expenses include costs related to our sales, customer service and marketing personnel, including their wages, employee benefits and related stock-based compensation, and occupancy related expenses. Other significant sales and marketing expenses include race support and sponsorships of events and athletes, advertising and promotions related to trade shows, travel and entertainment, and promotional materials, products and our sales offices costs.

Our research and development expenses consist primarily of salaries and personnel costs, including wages, employee benefits and related stock-based compensation for our engineering, research and development teams, occupancy related expenses, fees for third party consultants, service fees, and expenses for prototype tooling and materials, travel, and supplies. We expense research and development costs as incurred and such costs are included as research and development expenses on our consolidated statements of income and comprehensive income.

Our general and administrative expenses include costs related to our executive, finance, information technology, human resources and administrative personnel, including wages, employee benefits and related stock-based compensation expenses. We record professional and contract service expenses, occupancy related expenses associated with corporate locations and equipment, and legal expenses in general and administrative expenses. Currently we pay annual management fees of $0.5 million to CGM, which are paid quarterly in arrears and are included as part of general and administrative expenses. These fees will discontinue upon the closing of this offering. We expect the elimination of these management fees following the completion of this offering will offset a portion of the additional legal, insurance, and accounting costs we expect to incur related to compliance and other public company expenses.

Our amortization of intangibles includes amortization over their respective useful lives of our purchased intangible assets, such as customer lists and our core technology. Our intangible assets, the substantial majority of which were established as a result of our Sponsor’s acquisition of us in 2008, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. No impairments on intangible assets were identified in the years ended December 31, 2010, 2011 and 2012, respectively.

In the near term, we anticipate that our general and administrative expenses will increase both in terms of absolute dollars and when expressed as a percentage of sales as we incur additional expenses, including those associated with becoming a public company. In the long term, we generally anticipate that our sales and marketing, and research and development expenses will increase in terms of absolute dollars, but we anticipate these expenses, excluding stock-based compensation expenses, should remain relatively constant when expressed as a percentage of our sales. We can give no assurance that these expectations will be realized.

Income from operations

We define income from operations as gross profit less our operating expenses. We use income from operations as an indicator of the profitability of our business and our ability to manage costs.

Other expense, net

Other expense, net consists of interest expense and other income (expense), net. Interest expense consists of interest charged to us under our credit facility. In connection with the closing of this offering, we intend to enter into our New Credit Facility. See “—Liquidity and capital resources.”

Other income (expense), net consists of gains and losses on the disposal of fixed assets, foreign currency transaction gains and losses, forgiveness of indebtedness under our loan with the Redevelopment Agency of the City of Watsonville, and other miscellaneous items.

In connection with the termination of the Existing Credit Facility at the closing of this offering, we expect to have a non-cash charge of approximately $1.6 million related to our unamortized loan origination costs.

Income taxes

We are subject to income taxes in the United States and various other foreign jurisdictions in which we do business. Some of these foreign jurisdictions have higher statutory tax rates than those in the United States, and certain of our international earnings are also taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income and absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax liabilities and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax liabilities and income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Under U.S. generally accepted accounting principles, or GAAP, an uncertain income tax position will not be recognized unless it has a greater than 50% likelihood (i.e., more-likely-than-not) of being sustained and then, measured only to the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. We established liabilities for uncertain tax positions and deferred taxes associated with the deductibility of certain amortization and depreciation expenses. The liability for uncertain income tax positions represents the amount of tax we would be required to pay if certain tax deductions previously claimed on tax returns were not allowed upon examination by the taxing authorities. The liability for deferred taxes represents additional taxes that would be payable in future periods because of the potential non-deductibility of future amortization and depreciation expenses.

As of December 31, 2012, our balance sheet reflected a liability for unrecognized tax benefits of $7.3 million. The unrecognized tax benefits are primarily due to the uncertainty of the deductibility of amortization and depreciation expenses which were incurred as a result of our Sponsor’s acquisition of us in 2008. In addition, as of December 31, 2012, our balance sheet reflected a related deferred tax liability of $15.2 million based on the difference between the financial statement and tax basis of certain assets, which represents the amount of tax we would be required to pay in the future based on the current enacted tax rates if the tax deductions associated with this amortization and depreciation were not claimed and allowed on our income tax returns. This deferred tax liability will decrease each year we expense the associated amortization and depreciation for accounting purposes. However, this reduction is not anticipated to be associated with actual cash payments. We expect to decrease our liability for unrecognized tax benefits and recognize a reduction in income tax expense (and an increase in net income) because of the expiration of statutes of limitations in the amount of approximately $1.5 million in the third quarter of 2013. However, reductions in the related deferred tax liability will over time be associated with offsetting increases to our liability for unrecognized tax benefits. We generally expect to recognize a reduction in income tax expense (and an increase in net income) through the expiration of statutes of limitations in the amount of approximately $1.4 to $1.5 million in each third quarter from 2014 through 2027 and approximately $0.1 to $0.3 million in each fourth quarter from 2014 through 2028. These annual reductions in our income tax expense will cease if it is determined upon examination of the tax authorities that the deductions are not valid and the liabilities for the uncertain income tax position and the associated deferred tax liability will have to be settled for cash. If we subsequently determine that we have met the more-likely-than-not threshold that these deductions will be sustained, the balance of the liability for unrecognized tax benefits that would be recognized as a reduction of income tax expense, except for approximately $1.0 million, which would increase the deferred tax liability to the extent of taxes associated with tax amortization of intangibles with indeterminate lives, and the related unamortized deferred tax liabilities will be recognized as a one-time income tax benefit.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2012, we did not have any valuation allowances recorded as we expect to fully utilize all of our deferred tax assets and we did not have any net operating loss or tax credit carry-forwards. For the years ended December 31, 2010, 2011 and 2012, we had effective tax rates of 36.6%, 34.3% and 36.5%, respectively. We anticipate that our effective tax rate in 2013 will be slightly less than our effective tax rate for 2012 and that in the medium term our effective annual tax rates should be approximately 34% to 36%, however our actual effective annual tax rates will vary based on several factors, including the geographic mix of our sales, changes in future tax rates, and the treatment of the unrecognized tax benefits mentioned above.

Results of operations

The table below summarizes our results of operations for the fiscal years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2012 and 2013.

	Years Ended December 31,			Three Months Ended March 31,

(in thousands)	2010	2011	2012	2012	2013

Sales	$170,983	$197,739	$235,869	$45,671	$54,878
Cost of sales	122,373	140,849	173,040	32,572	39,163

Gross profit	48,610	56,890	62,829	13,099	15,715

Operating expenses:
Sales and marketing	10,293	11,748	12,570	3,177	3,284
Research and development	7,321	9,750	9,727	2,376	2,355
General and administrative	6,202	7,588	9,063	1,951	2,673
Amortization of purchased intangibles	5,217	5,217	5,315	1,304	1,341

Total operating expenses	29,033	34,303	36,675	8,808	9,653

Income from operations	19,577	22,587	26,154	4,291	6,062

Other expense, net:
Interest expense	(2,637)	(1,982)	(3,486)	(233)	(957)
Other income (expense), net	39	(13)	(277)	(46)	34

Total other expense, net	(2,598)	(1,995)	(3,763)	(279)	(923)

Income before income taxes	16,979	20,592	22,391	4,012	5,139
Provision for income taxes	6,210	7,054	8,181	1,373	1,590

Net income	$10,769	$13,538	$14,210	$2,639	$3,549

The following table sets forth our gross profit as well as our operating and other income and expenses and other information for the periods presented, expressed as a percentage of total revenues.

	Years Ended December 31,			Three Months Ended March 31,

	2010	2011	2012	2012	2013

Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	71.6	71.2	73.4	71.3	71.4

Gross profit	28.4	28.8	26.6	28.7	28.6

Operating expenses:
Sales and marketing	6.0	6.0	5.3	7.0	6.0
Research and development	4.3	4.9	4.1	5.2	4.3
General and administrative	3.6	3.8	3.8	4.3	4.9
Amortization of purchased intangibles	3.1	2.6	2.3	2.8	2.4

Total operating expenses	17.0	17.3	15.5	19.3	17.6

Income from operations	11.4	11.5	11.1	9.4	11.0

Other expense, net:
Interest expense	(1.5)	(1.0)	(1.6)	(0.5)	(1.7)
Other income (expense), net	*	*	*	(0.1)	0.1

Total other expense, net	(1.5)	(1.0)	(1.6)	(0.6)	(1.6)

Income before income taxes	9.9	10.5	9.5	8.8	9.4
Provision for income taxes	3.6	3.6	3.5	3.0	2.9

Net income	6.3%	6.9%	6.0%	5.8%	6.5%

*	Represents less than 0.1%

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Sales

Sales for the three months ended March 31, 2013 increased approximately $9.2 million, or 20.2%, compared to the same period in 2012. Sales of mountain bike and powered vehicle products increased 16.1% and 27.8%, respectively, for the three months ended March 31, 2013 compared to the comparable prior year period. Sales growth was primarily driven by sales to OEMs which increased $7.7 million to $43.7 million during the three months ended March 31, 2013 compared to $36.0 million for the same period in 2012. The increase in sales to OEMs was largely driven by increased specification, or spec, positions with our OEM customers. The remaining increase in sales totaling $1.5 million reflects increased sales to aftermarket customers in the three months ended March 31, 2013 compared to the same period in 2012. The increase in sales to aftermarket customers is due to higher end user demand for our products.

Cost of sales

Cost of sales for the year three months ended March 31, 2013 increased approximately $6.6 million, or 20.2% compared to the same period in 2012. The increase in cost of sales was due to increased sales during the three months ended March 31, 2013 when compared to the same period in 2012. For the three months ended March 31, 2013 our gross margin was 28.6% compared to 28.7% for the same period in 2012.

Operating expenses

Operating expenses for the three months ended March 31, 2013 increased approximately $0.8 million, or 9.6%, over the same period in 2012. When expressed as a percentage of sales, operating expenses declined to 17.6% of sales for the three months ended March 31, 2013 compared to 19.3% of sales in the same period in 2012.

Within operating expenses, our sales and marketing expenses increased in the three months ended March 31, 2013 by $0.1 million to $3.3 million from $3.2 million in the same period in 2012 primarily due to increases of personnel related expenditures for new hires of approximately $0.2 million, which was partially offset by a $0.1 million reduction in other marketing related expenses.

Our research and development expenses were essentially unchanged in the three months ended March 31, 2013 compared to the same period in 2012 as increases in personnel related expenses for additional employees of approximately $0.1 million were offset by a reduction of approximately $0.1 million in project and prototype expenses.

Our general and administrative expenses increased in the three months ended March 31, 2013 by $0.7 million to $2.7 million from $2.0 million in the same period in 2012. The increase was primarily due to an increase of $0.4 million in stock compensation expenses and an increase of $0.3 million in other non-personnel general and administrative expenses.

Amortization of purchased intangible assets increased slightly due to the acquisition of intellectual property.

Income from operations

Income from operations for the three months ended March 31, 2013 increased approximately $1.8 million, or 41.3%, compared to income from operations in the same period in 2012. The increase in income from operations was primarily the result of our increase in gross profit of $2.6 million, partially offset by our increases in general and administrative and sales and marketing expenses in total of $0.8 million.

Other expense, net

Other expense, net for the three months ended March 31, 2013 increased by approximately $0.6 million to $0.9 million in the three months ended March 31, 2013 compared to $0.3 million in the same period in 2012. Within Other expense, net, interest expense increased in the three months ended March 31, 2013 by $0.7 million due primarily to increased average borrowings under our existing credit facility. Other income (expense), net for the three months ended March 31, 2013 was effectively unchanged from the same period in 2012.

Income tax expense

Income tax expense for the three months ended March 31, 2013 increased by approximately $0.2 million to $1.6 million compared to income tax expense of $1.4 million in the same period in 2012. Effective tax rates were 30.9% and 34.2% for the three months ended March 31, 2013 and 2012, respectively. The decrease in the effective tax rates for the three months ended March 31, 2013 was primarily caused by retroactive extension of the R&D tax credit as a result of a recent change in tax law.

Net income

As a result of the factors discussed above, our net income increased $0.9 million, or 34.5%, to $3.5 million in the three months ended March 31, 2013 from $2.6 million for the same period in 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Sales

Sales for the year ended December 31, 2012 increased approximately $38.1 million, or 19.3%, compared to 2011. Sales of mountain bike and powered vehicle products increased 16.2% and 26.1%, respectively, in 2012 compared to 2011. Sales growth was primarily driven by sales to OEMs which increased $32.0 million to $189.9 million during the year ended December 31, 2012 compared to $157.9 million for the same period in 2011. The increase in sales to OEMs was largely driven by increased specification, or spec, positions with our OEM customers and, to a lesser degree, by increased sales on vehicle models where our products had previously been specified in prior years. The remaining increase in sales totaling $6.1 million reflects increased sales to aftermarket customers in the year ended December 31, 2012 compared to 2011. The increase in sales to aftermarket customers is due to higher end user demand for our products.

Cost of sales

Cost of sales for the year ended December 31, 2012 increased approximately $32.2 million, or 22.9% compared to 2011. The increase in cost of sales in absolute dollars was primarily due to increased sales during 2012 when compared to the prior year. For the year ended December 31, 2012 our gross margin was 26.6% compared to 28.8% for the same period in 2011. Several factors contributed to the 2.2% decrease in gross margin in 2012, including an aggregate of $2.8 million in the year for higher warranty related costs for upgrades to our dampers contained in our suspension products, which costs included a $1.8 million increase in our warranty reserve to replace these dampers and approximately $1.0 million in other warranty related costs. In addition, due to increases in customer orders above the amounts forecasted, we incurred $1.7 million of incremental expedited in-bound freight costs related to products sold to customers. The other material factors contributing to the margin decrease in 2012 included increased overhead costs of approximately $0.9 million associated with consolidating our Watsonville operations and increased costs of approximately $1.1 million associated with expanding our operations in Taiwan.

Operating expenses

Operating expenses for the year ended December 31, 2012 increased approximately $2.4 million, or 6.9%, over 2011. When expressed as a percentage of sales, operating expenses declined to 15.5% of sales for the year ended December 31, 2012 compared to 17.3% of sales in 2011.

Within operating expenses, our sales and marketing expenses increased in 2012 by $0.8 million to $12.6 million from $11.7 million in 2011 primarily due to increases of personnel related expenditures for new hires of approximately $0.6 million, and increased expenditures for marketing and business travel and supplies, equipment and services of approximately $0.2 million.

Our research and development expenses were essentially unchanged in 2012 compared to 2011 as increases in personnel related expenses for additional employees of approximately $0.2 million and additional expenses for projects and prototypes and other expenses of approximately $0.3 million were offset by a reduction of approximately $0.5 million in third party consulting fees.

Our general and administrative expenses increased in 2012 by $1.5 million to $9.1 million from $7.6 million in 2011, primarily due to increased levels of personnel related expenses of approximately $1.4 million, which was primarily due to stock compensation expenses of approximately $1.0 million. In addition, there were increases in general corporate overhead in 2012 of approximately $0.1 million.

Amortization of purchased intangible assets increased by $0.1 million due to the acquisition of intellectual property.

Income from operations

Income from operations for the year ended December 31, 2012 increased approximately $3.6 million, or 15.8%, compared to income from operations in 2011. The increase in income from operations was primarily the result of our increased sales in 2012 compared to 2011, which was partially offset by the increases in cost of sales and operating expenses described above.

Other expense, net

Other expense, net for the year ended December 31, 2012 increased by approximately $1.8 million to $3.8 million in 2012 compared to $2.0 million of other expense, net in 2011. Within other income (expense), interest expense increased in 2012 by $1.5 million due primarily to increased average borrowings under our Existing Credit Facility. In addition, other expenses, net increased in 2012 by $0.3 million primarily due to a loss on the disposal of assets which were no longer needed.

Income tax expense

Income tax expense for the year ended December 31, 2012 increased by approximately $1.1 million to $8.2 million compared to income tax expense of $7.1 million in 2011. Effective tax rates were 36.5% and 34.3% for 2012 and 2011, respectively. The increase in the effective tax rates for 2012 was primarily caused by the December 31, 2011 expiration of the ability to generate additional federal research and development credit. As of December 31, 2012, this credit had lapsed, although it has been subsequently extended.

Net income

As a result of the factors discussed above, our net income increased $0.7 million, or 5.2%, to $14.2 million in 2012 from $13.5 million for 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

Sales

Sales for the year ended December 31, 2011 increased approximately $26.8 million, or 15.6%, compared to 2010. Sales of mountain bike and powered vehicle products increased 6.2% and 43.7%, respectively, in 2011 compared to 2010. The increases in sales was primarily driven by sales to OEMs which increased $23.7 million to $157.9 million for the year ended December 31, 2011 compared to $134.2 million in 2010. The increase in sales to OEMs was largely driven by increased spec positions with our OEM customers and, to a lesser degree, by increased sales on vehicle models where our products had previously been specified in prior years. The remaining increase in sales totaling $3.1 million reflects increased sales to aftermarket customers in 2011 compared to the prior year. The increase in sales to aftermarket customers was due to higher end user demand for our products.

Cost of sales

Cost of sales for the year ended December 31, 2011 increased approximately $18.5 million, or 15.1%, compared to the corresponding period in 2010. The increase in cost of sales in absolute dollars is primarily attributable to the increase in sales for the period. For the year ended December 31, 2011 our gross margin was 28.8% compared to 28.4% for 2010. The 0.4% increase in gross margin during the year ended December 31, 2011 was primarily attributable to efficiencies achieved in connection with the increased production volume during 2011. These gains were partially offset by an unfavorable product and customer mix compared to 2010, increased raw material commodity costs and unfavorable foreign exchange rates.

Operating expenses

Operating expenses for the year ended December 31, 2011 increased approximately $5.3 million over the corresponding period in 2010. When expressed as a percentage of sales, operating expenses were 17.3% of sales for the year ended December 31, 2011 compared to 17.0% of sales in 2010.

Within operating expenses, our sales and marketing expenses increased in 2011 by $1.4 million to $11.7 million from $10.3 million in 2010 primarily due to increases of personnel related expenditures of approximately $0.6 million, which increases were primarily a result of the hiring of additional personnel. In addition, expenses for marketing and related travel increased by approximately $0.5 million and for supplies, equipment, services and other related expenses increased by approximately $0.3 million in 2011 compared to 2010.

Our research and development expenses increased in 2011 by $2.5 million to $9.8 million from $7.3 million in 2010. The increase in research and development expenses was primarily as a result of increased employee costs related to additional employees of approximately $1.2 million and increases in supplies, equipment and services costs of approximately $0.3 million, expenses for research and development related projects and prototypes of approximately $0.6 million and other related expenses of approximately $0.4 million in 2011 when compared to 2010.

Our general and administrative expenses increased in 2011 by $1.4 million to $7.6 million from $6.2 million in 2010. The increase in general and administrative expenses was primarily due to increased personnel related expenses of approximately $0.9 million, including $0.5 million of stock compensation expenses, and increases in other general and administrative expenses of approximately $0.5 million in 2011 when compared to 2010.

Amortization of purchased intangible assets remained the same in 2011 compared to 2010.

Income from operations

Income from operations for the year ended December 31, 2011 increased approximately $3.0 million, or 15.4%, compared to income from operations in 2010, based principally on the increase in sales, offset in part by the increases in selling, general and administrative costs, as described above.

Other expense, net

Other expense, net for the year ended December 31, 2011 decreased by approximately $0.6 million to $2.0 million from $2.6 million in 2010. The decrease in other expense, net was due primarily to decreased interest expense in 2011 of $0.8 million compared to 2010 as result of less average borrowings outstanding under our Existing Credit Facility, which decrease was partially offset by an increase of other expenses of $0.2 million.

Income tax expense

Income tax expense for 2011 increased by approximate $0.9 million to $7.1 million compared to income tax expense of $6.2 million in 2010. Effective tax rates were 34.3% and 36.6% for 2011 and 2010, respectively. The decline in the effective tax rates for 2011 was primarily caused by a one-time adjustment in 2010 for a change in the effective tax rate applied to our deferred tax liabilities from 34% to 35%.

Net income

As a result of the factors discussed above net income increased $2.7 million, or 25.7%, to $13.5 million in 2011 from $10.8 million in 2010.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statement of operations data as a percentage of total revenue for each of the five quarters in the period ended March 31, 2013. The unaudited quarterly consolidated statements of operation data were prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily indicative of the results of operations for a full year.

	Three Months Ended
(in thousands, except per share data)	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013

Sales	$45,671	$60,721	$72,864	$56,613	$54,878
Cost of sales	32,572	44,275	52,745	43,448	39,163

Gross profit	13,099	16,446	20,119	13,165	15,715

Operating expenses:
Sales and marketing	3,177	2,961	3,150	3,282	3,284
Research and development	2,376	2,393	2,427	2,531	2,355
General and administrative	1,951	2,895	2,223	1,994	2,673
Amortization of purchased intangibles	1,304	1,329	1,341	1,341	1,341

Total operating expenses	8,808	9,578	9,141	9,148	9,653

Income from operations	4,291	6,868	10,978	4,017	6,062

Other expense, net:
Interest expense	(233)	(637)	(1,424)	(1,192)	(957)
Other income (expense), net	(46)	(255)	14	10	34

Total other expense, net	(279)	(892)	(1,410)	(1,182)	(923)

Income before income taxes	4,012	5,976	9,568	2,835	5,139
Provision for income taxes	1,373	1,659	4,099	1,050	1,590

Net income	$2,639	$4,317	$5,469	$1,785	$3,549

Earnings per share
Basic	$4.04	$6.48	$7.60	$2.48	$4.93
Diluted	$3.76	$6.44	$7.54	$2.44	$4.83
Weighted-average shares used to compute earnings per share:
Basic	653	666	720	720	720
Diluted	701	670	725	731	735

	Three Months Ended
(as a percentage of revenue)	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013

Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	71.3	72.9	72.4	76.7	71.4

Gross profit	28.7	27.1	27.6	23.3	28.6

Operating expenses:
Sales and marketing	7.0	4.9	4.3	5.8	6.0
Research and development	5.2	3.9	3.3	4.5	4.3
General and administrative	4.3	4.8	3.1	3.5	4.9
Amortization of purchased intangibles	2.9	2.2	1.8	2.4	2.4

Total operating expenses	19.3	15.8	12.5	16.2	17.6

Income from operations	9.4	11.3	15.1	7.1	11.0

Other expense, net:
Interest expense	(0.5)	(1.0)	(2.0)	(2.1)	(1.7)
Other income (expense), net	(0.1)	(0.4)	0.0	0.0	0.1

Total other expense, net	(0.6)	(1.5)	(1.9)	(2.1)	(1.6)

Income before income taxes	8.8	9.8	13.1	5.0	9.4
Provision for income taxes	3.0	2.7	5.6	1.8	2.9

Net income	5.8%	7.1%	7.5%	3.2%	6.5%

Liquidity and capital resources

Our primary cash needs are to support inventory purchases, working capital and capital expenditures. Historically, we have generally financed these needs with operating cash flows and borrowings under our Existing Credit Facility. These sources of liquidity may be impacted by fluctuations in various matters, including demand for our products, investments made by us in our plant and equipment and other capital expenditures, and expenditures on general infrastructure and intellectual technology. A summary of our operating, investing and financing activities are shown in the following table:

	Years ended December 31,			Three Months Ended March 31,

(in thousands)	2010	2011	2012	2012	2013

Net cash provided by operating activities	$10,208	$21,038	$17,367	$5,734	$7,374
Net cash used in investing activities	(2,418)	(3,056)	(5,761)	(1,454)	(853)
Net cash used in financing activities	(7,614)	(18,370)	(11,705)	(4,288)	(6,400)

Increase (decrease) in cash and cash equivalents	$176	$(388)	$(99)	$(8)	$121

We expect that proceeds, cash on hand, cash flow from operations and availability under our New Credit Facility will be sufficient to fund our operations for at least the next 18 months from the date of this prospectus.

Net cash provided by operating activities

Cash provided by operating activities primarily consists of net income, adjusted for certain non-cash items including provision for allowances for accounts receivable (including product returns and cash discounts), depreciation and amortization, stock-based compensation, deferred income taxes, amortization of loan costs and the effect of changes in working capital and other activities.

In the three months ended March 31, 2013, cash provided by operating activities was $7.4 million and consisted of net income of $3.5 million plus non-cash items totaling $2.6 million plus changes in operating assets and liabilities and other adjustments totaling $1.2 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $1.9 million and stock-based compensation of $0.7 million. Cash provided in operating assets and liabilities consisted primarily of an increase in accounts payable of $8.2 million, a decrease in accounts receivable of $2.3 million, and a decrease in income taxes receivable and other assets of $1.5 million, partially offset by an increase in inventory of $8.5 million and a decrease in accrued expenses of $2.3 million.

In the three months ended March 31, 2012, cash provided by operating activities was $5.7 million and consisted of net income of $2.6 million plus non-cash items totaling $1.1 million plus changes in operating assets and liabilities and other adjustments totaling $1.9 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $1.7 million and stock-based compensation of $0.3 million, partially offset by the excess tax benefit from the exercise of stock options of $0.8 million and a deferred income tax benefit of $0.1 million. Cash provided in operating assets and liabilities consisted primarily of an increase in accounts payable of $5.6 million, a decrease in accounts receivable of $1.9 million, a decrease in income taxes receivable and other assets of $1.4 million, and an increase in deferred rent of $0.6 million, partially offset by an increase in inventory of $4.7 million, a decrease in accrued expenses of $2.7 million and an increase in other current assets of $0.2 million.

In 2012, cash provided by operating activities was $17.4 million and consisted of net income of $14.2 million plus non-cash items totaling $0.8 million plus changes in operating assets and liabilities and other adjustments totaling $2.4 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $7.2 million, stock-based compensation of $2.1 million and loss on sale of assets of $0.3 million, partially offset by the excess tax benefit from the exercise of stock options of $5.8 million and a deferred income tax benefit of $3.2 million. Cash used in operating assets and liabilities consisted primarily of an increase in accounts receivable of $7.0 million as a result of increased sales volume, an increase in other current assets of $0.5 million, and an increase in inventory of $4.7 million related to increased sales and components for new products, partially offset by an increase in accounts payable of $3.0 million, an increase in accrued expenses of $2.8 million, in each case primarily related to the increase in sales, and an increase in income taxes receivable and other assets of $8.2 million.

In 2011, cash provided by operating activities was $21.0 million and consisted of net income of $13.5 million plus non-cash items totaling $5.3 million plus changes in operating assets and liabilities and other adjustments totaling $2.2 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $6.6 million and stock-based compensation of $1.0 million, partially offset by a deferred income tax benefit of $2.4 million. Cash used in operating assets and liabilities consisted primarily of increases in accounts receivable of $1.1 million, other current assets of $0.8 million and an increase in inventory of $1.5 million, partially offset by an increase in accounts payable of $0.6 million, an increase in accrued expenses of $2.1 million and an increase in income taxes receivable and other assets of $2.7 million.

In 2010, cash provided by operating activities was $10.2 million and consisted of net income of $10.8 million plus non-cash items totaling $6.7 million minus changes in operating assets and liabilities and other adjustments totaling $7.3 million. Non-cash items and other adjustments consisted primarily of depreciation and amortization of $6.2 million and stock-based compensation of $0.5 million, partially offset by a deferred income tax benefit of $1.4 million. Cash used in operating assets and liabilities consisted primarily of an increase in accounts receivable of $2.0 million and inventory of $11.1 million, partially offset by a decrease in other current assets of $0.3 million and an increase in accounts payable of $3.9 million, an increase in accrued expenses of $2.0 million and an increase in income taxes receivable and other assets of $0.6 million.

Net cash used in investing activities

Cash used in investing activities primarily relates to purchases by us of property and equipment and investments in our manufacturing and general infrastructure.

In the three months ended March 31, 2012 and 2013, cash used by investing activities was $1.5 million and $0.9 million, respectively, which consisted of purchases of property and equipment.

In 2010, 2011 and 2012, cash used in investing activities was $2.4 million, $3.1 million and $5.8 million, respectively. In 2012, cash used in investing activities consisted primarily of purchases of property and equipment of $4.9 million, and an acquisition of an intangible asset consisting of patents related to bicycle suspension technology for $0.8 million. In 2010 and 2011, cash used in investing activities consisted primarily of purchases of property and equipment. We estimate that our capital expenditures for 2013 will be approximately $4.0 million to $5.0 million, primarily related to investments in our manufacturing and general infrastructure and expenditures for our operations in Taiwan.

Net cash used in financing activities

In the three months ended March 31, 2012 and 2013, net cash used by financing activities was $4.3 million and $6.4 million, respectively, which consisted primarily of payments to repay indebtedness under our Existing Credit Facility. In the three months ended March 31, 2012, we had an excess tax benefit from exercise of stock options of $0.8 million.

Net cash used by financing activities was $11.7 million in 2012 compared to $18.4 million in 2011. The decrease in net cash used by financing activities was partially attributable to our recapitalization in 2012. In 2010, net cash used by financing activities was $7.6 million and was primarily related to payments of debt and the repurchase of common stock.

Credit facility

Our Existing Credit Facility consists of a term loan and a revolving facility of up to $30.0 million. As of March 31, 2013, the outstanding borrowings under our Existing Credit Facility were $52.9 million, compared to $59.3 million as of December 31, 2012. The total borrowings as of March 31, 2013 consisted of $5.1 million outstanding under the revolving line of credit and approximately $47.8 million under the term loan. As of March 31, 2013, we had $24.9 million available to borrow pursuant to the revolving portion of the Existing Credit Facility. Concurrently with the closing of this offering, we intend to use the net proceeds that we receive from this offering to repay the then outstanding indebtedness under our Existing Credit Facility. To the extent that the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness then outstanding under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under the Existing Credit Facility. In connection with the termination of the Existing Credit Facility, we expect to incur a non-cash charge of approximately $1.6 million related to our unamortized loan origination costs.

Concurrently with the closing of this offering we intend to enter into the New Credit Facility with SunTrust Bank and the lenders identified therein. The consummation of this offering is conditioned on the closing of the New Credit Facility. The New Credit Facility is expected to consist of a $60.0 million revolving line of credit, including a $5.0 million sublimit for swingline loans, and a $10.0 million sublimit for the issuance of standby letters of credit. The maximum amount we will be permitted to borrow under the revolving line of credit will be subject to certain borrowing limitations. Subject to the satisfaction of certain conditions precedent, we have the ability to increase the aggregate revolving loan commitments under the New Credit Facility by an aggregate amount of up to $50.0 million, subject to the agreement of any existing lenders and/or any additional lenders who are providing such increased commitments. When we enter into the New Credit Facility, we will borrow any amounts under the revolving line of credit to pay any remaining borrowings then outstanding under the Existing Credit Facility and the Existing Credit Facility will be terminated. Amounts borrowed under the New Credit Facility will bear interest at a rate based on the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 1.50% to 2.50%, or a note based on the prime rate offered by SunTrust Bank plus a margin ranging from 0.50% to 1.50%.

The New Credit Facility will be secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our and our subsidiary’s assets including accounts receivable and a pledge of the equity in our operating subsidiary. In addition, we expect the New Credit Facility will require that we satisfy a maximum total leverage ratio and a fixed charge coverage ratio. We expect that the New Credit Facility will contain customary representations and warranties and customary events of default, as well as certain affirmative and negative covenants, including restrictions on: indebtedness; liens; mergers, consolidations and acquisitions; sales of assets; engaging in business other than our current business and those reasonably related thereto; investments; dividends; redemptions and distributions; affiliate transactions; and other restrictions.

Contractual obligations and commitments

As of December 31, 2012, we had the following contractual obligations (in thousands):

Payments due by period	Total		Less than 1 year	1-3 years	4-5 years	After 5 years

Current borrowings(1)	$3,272	(2)	$3,272	$—	$—	$—
Long-term borrowings(1)	73,674	(2)	3,375	12,735	12,015	45,549
Operating lease obligations	13,057		2,926	5,345	4,186	600
Purchase obligations and other	1,071		1,071	—	—	—

Total	$91,074		$10,644	$18,080	$16,201	$46,149

(1)	Includes principal and interest.
(2)

The current borrowings of $3.0 million and $56.3 million of the long-term borrowings in the above table were borrowed by us pursuant to our Existing Credit Facility. Concurrently with the closing of this offering we intend to use the net proceeds that we receive from this offering to repay our then outstanding indebtedness under our Existing Credit Facility. To the extent the net proceeds from this offering are insufficient to allow us to fully repay the indebtedness under our Existing Credit Facility, we intend to use borrowings under our New Credit Facility to pay any remaining balance outstanding under our Existing Credit Facility. We intend to terminate the Existing Credit Facility upon the consummation of this offering. See “—Liquidity and capital resources—Credit facility” above.

Seasonality

Our business is somewhat seasonal. In each of the last three fiscal years, our quarterly sales have been the lowest in the first quarter and the highest during our third quarter of the year. For example, our sales in our first and third quarters of 2012 represented 19% and 31% of our total sales for the year, respectively. We believe this seasonality is due to the delivery of new products containing our suspension products related to the new mountain bike season for each year. We also believe that the seasonal nature of our business may have been overshadowed over each of the past few years due to the rapid growth in sales we have experienced during the same periods.

Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

Inflation

Historically, inflation has not had a material effect on our results of operations. However, significant increases in inflation, particularly those related to wages and increases in the cost of raw materials could have an adverse impact on our business, financial condition and results of operations.

Critical accounting policies and estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, our allowance for doubtful accounts, inventory, goodwill and intangible assets, warranty, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 1 of the accompanying notes to our consolidated financial statements.

We are an “emerging growth company” within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Revenue recognition

We recognize sales when persuasive evidence of an arrangement exists, title has transferred, the sales price is fixed or determinable, and collectability of the receivable is probable. Provisions for discounts, rebates, sales incentives, returns, and other adjustments are provided for in the period the related sales are recorded based on management’s assessment of historical trends and projection of future results. Sales are recorded net of sales tax.

Allowance for doubtful accounts

We record a provision for doubtful accounts deemed not collectable based on historical experience and a detailed assessment of the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we consider, among other factors, the aging of the accounts receivable, historical write-offs, and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, we estimate if the recoverability of the amounts due could be reduced by a material amount.

Inventories

Inventories are stated at the lower of standard cost (which generally approximates actual costs on a first-in first-out basis) or market. Cost includes raw materials, direct labor and manufacturing overhead. Market value is based on current replacement cost for raw materials and on a net realizable value for finished goods. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

We regularly monitor inventory quantities on hand and on order and record write-downs for excess and obsolete inventories based on our estimate of the demand for our products, potential obsolescence of technology, product life cycles, and when pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. These factors are affected by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on our gross margin. If inventory is written down, a new cost basis will be established that cannot be increased in future periods.

Goodwill, intangible assets and long-lived assets

Goodwill

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Annually, we either make a qualitative assessment prior to proceeding to step one of the annual goodwill impairment test or perform a two-step impairment test. If we make a qualitative assessment and it determines that the fair value of the reporting unit is less than its carrying amount, we would perform step one of the annual goodwill impairment test and, if necessary, proceed to step two. Otherwise, no further evaluation is necessary. For the two-step impairment test, in the first step, we compare the fair value of the reporting unit to its carrying value, including goodwill. We determine the fair value of the reporting unit based on a weighting of income and market approaches. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. Impairments, if any, are charged directly to earnings. We have a single reporting unit for purposes of assessing goodwill impairment. We completed our most recent annual impairment test in the second quarter of 2013. No impairment charges have been incurred to date.

Indefinite-lived intangible assets

Trademarks are considered to be indefinite life intangibles, and are not amortized but are subject to testing for impairment annually.

Finite-lived intangible assets

We assess the impairment of identifiable finite-lived intangible assets whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and core technology, would be measured by a comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of such impairment would be measured by the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product to which the asset relates. No impairment charges have been incurred to date.

Warranty

Unless otherwise required by law, we generally provide limited warranties on our products for one to two years. We accrue estimated costs related to warranty activities as a component of cost of sales upon product shipment or when information becomes available indicating that an adjustment to the warranty reserves is appropriate. Management estimates are based upon historical and projected product failure rates and historical costs incurred in correcting product failures. The warranty reserve is assessed from time to time for adequacy and adjusted as necessary. Actual warranty expenses are charged against our estimated warranty liability when incurred. Factors that affect our liability include the number of units, historical and anticipated rates of warranty claims, and the cost per claim. An increase in warranty claims or the related costs associated with satisfying these warranty obligations could increase our cost of sales and negatively affect our operating results.

Income taxes

We record our income tax expenses or benefits in each federal, state and foreign jurisdiction in which we operate using an asset and liability approach. This process requires that we compute the current tax expense or benefit and deferred tax expense or benefit, which result from changes in temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances, which are recorded in different periods for financial statement and income tax return purposes. The income tax effects of these differences we identify are classified as current or long-term deferred tax assets and liabilities in our consolidated balance sheets. Our judgments, assumptions, and estimates relative to the current provision for income taxes take into account enacted tax laws, our interpretation of enacted tax laws, and possible outcomes of current and future audits conducted by tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated balance sheets and consolidated statements of income. Interest and penalties associated with income taxes are recorded as income tax expense in our consolidated statements of income.

We account for uncertain tax positions on a two-step approach to recognize and measure those positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust liabilities for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, expiration of a statute of limitations for assessment of income tax, the refinement of estimates, or the realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our consolidated statements of income in the period in which such determination is made.

We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment establish a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease of our income tax provision in our consolidated statements of income.

Stock-based compensation

Compensation expense related to stock-based compensation, including employee and non-employee director awards, is measured and recognized in the financial statements based on fair value. The fair value of the common stock underlying our stock options was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations regarding our business, combined with management judgment. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the award.

Determining the fair value of stock-based awards at the grant date represents our board of directors’ best estimates; however, the estimates involve inherent uncertainties and the application of judgment. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

Fair value of our common stock

Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Common Stock Valuations” below.

Expected term

The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term was generally estimated using the simplified method allowed under SEC guidance. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. We intend to continue to utilize the simplified method for all “regular” awards until we have established a reasonable period of representative trading history as a public company, at which time we will determine the expected term based on the historical option exercise behavior of our option holders, expectations about future option exercise behavior and post-vesting cancellation.

Volatility

As we have been a private company and do not have a trading history for our common stock, we estimated the expected stock price volatility by taking the average historic price volatility for industry peers that we selected based on daily price observations over a period equivalent to the expected term of the stock option grants. We selected the peer group of companies from publicly traded companies in the same or similar lines of business to us, with consideration given to the fact that these companies had longer operating lives and were larger when compared to us, typically both in terms of revenue and net worth. We also selected companies with similar growth rates to us. We did not rely on implied volatilities of traded options in these industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be utilized in the calculation. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense determined at the date of grant.

Risk-free rate

The risk-free interest rate is based on the yields of zero coupon U.S. Treasury securities with maturities similar to the expected term of the options.

Dividend yield

Although we paid a dividend as part of the recapitalization, we do not intend to pay cash dividends in the future, as such, expected dividends are zero.

The following table presents the assumptions used to estimate the fair value of options granted during the periods presented:

For the years ended December 31,	2010	2011	2012

Expected term (years)	6.5	6.5	5.5-6.5
Volatility	43%	25%	36%
Risk-free interest rate	0.42%	3.31-3.41%	0.60-1.40%
Dividend yield	—	—	—

In addition to assumptions used in the Black-Scholes option pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. To date, we have experienced and expect to continue to experience limited forfeitures for options granted. As a result, we have not historically applied a forfeiture rate.

Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with stock-based compensation associated with the awards granted previously.

Common stock valuations

We are required to estimate the fair value of the common stock underlying our stock-based compensation awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our stock-based compensation awards were determined by our board of directors, with input from management. Our board of directors has been and continues to be comprised of a majority of non-employee directors that we believe have the relevant experience and expertise to determine the fair value of our common stock on each respective grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock.

In order to determine the fair value of our common stock underlying option grants issued prior to this initial public offering, we considered objective and subjective factors to determine the best estimate of the fair value. Given the absence of an active market for our common stock, our board of directors estimates the fair value of our common stock at the time of each grant of stock-based awards. The valuations performed by our majority stockholder are completed for the purpose of their financial reporting, are validated annually by an independent investment banking firm, and reviewed quarterly by our majority stockholder and updated as necessary.

The following stock options were granted between January 1, 2012 and March 31, 2013 to employees and members of our board of directors with the following fair value per share of our common stock for purposes of calculating stock-based compensation:

Option grant date	Number of shares underlying options	Exercise price per share	Common stock fair value per share

February 10, 2012	7,000	$340.91	$340.91
February 27, 2012	200	340.91	340.91
June 15, 2012(1)	33,082	239.33	239.33
October 3, 2012	7,000	287.86	287.86
December 6, 2012	500	287.86	287.86
March 19, 2013	200	352.52	352.52

(1)	Includes options to purchase 26,883 shares issued in connection with our recapitalization in June 2012.

As of March 31, 2013, the aggregate intrinsic value of vested and unvested options was $     million and $     million, respectively, based on the estimated fair value for our common stock of $     per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus. As of December 31, 2012, we had $2.5 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted average period of three years with $1.6 million expected to be recognized in 2013. In future periods, we expect our stock-based compensation expense to increase in dollar amount as a result of our existing stock-based compensation to be recognized as these options vest and as we issue additional stock-based awards to attract and retain employees.

Recent accounting pronouncements

Fair value measurement

In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” or ASU 2011-04. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards, or IFRS. The amendments in ASU 2011-04 explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU No. 2011-04 did not have an impact on our financial position or results of operations.

Comprehensive income: Presentation

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” or ASU 2011-05, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of GAAP and IFRS. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. We adopted the provisions of ASU 2011-05 on January 1, 2012. The adoption of ASU 2011-05 did not have an impact on our financial position or results of operations.

Comprehensive income: Reclassifications

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” or ASU 2013-02, to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05, which were deferred indefinitely under ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” or ASU 2011-12, issued in December 2011. The amendments in ASU 2013-02 would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income by the respective line items of net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of ASU 2013-02 will not have an impact on our financial position or results of operations.

Goodwill impairment testing

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment,” or ASU 2011-08, which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted the provisions of ASU 2011-08 on January 1, 2012. The adoption of ASU 2011-08 did not have an impact on our financial position or results of operations.

Release of cumulative translation adjustment

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” or ASU 2013-05, which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 will not have a material impact on our financial position or results of operations.

Quantitative and qualitative disclosures about market risk

Interest rate sensitivity

We are exposed to market risk in the normal course of our business operations due to our ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies and procedures governing our management of market risks and the use of financial instruments to manage exposure to such risks and, at the completion of this offering, we will terminate our Existing Credit Facility and all outstanding borrowings thereunder will become amounts borrowed under the New Credit Facility. We generally do not hedge our interest rate exposure. We had $52.9 million of debt, bearing interest at a variable rate, outstanding under our credit facilities as of March 31, 2013. Based on the $52.9 million of variable interest rate indebtedness that was outstanding as of March 31, 2013, a hypothetical 100 basis point increase or decrease in the interest rate on our interest rate variable debt would have resulted in an approximately $0.5 million change to our interest expense for fiscal 2012. We intend to use the net proceeds we receive from this offering to pay a majority of the then outstanding indebtedness under our Existing Credit Facility which will reduce our outstanding indebtedness. After the closing of this offering we expect to borrow under our New Credit Facility in the future in order to finance our short term working capital and other needs. These borrowings will be subject to variable interest rates.

Exchange rate sensitivity

As of March 31, 2013, we were not exposed to significant foreign currency exchange rate risks that could have a material effect on our financial condition or results of operations. Foreign currency fluctuations could in the future have an adverse effect on our business and results of operations. We sell our products inside and outside of the United States in U.S. Dollars. As the majority of our expenses are also in U.S. Dollars, we are somewhat insulated from currency fluctuations. We do not currently hedge our foreign currency exposure.

Credit and other risks

We are exposed to credit risk associated with cash equivalents, investments, and trade receivables. We do not believe that our cash equivalents or investments present significant credit risks because the counterparties to the instruments consist of major financial institutions and we manage the notional amount of contracts entered into with any one counterparty. Our cash and cash equivalents as of March 31, 2013 consisted principally of FDIC insured certificates of deposit and cash balances in non-interest bearing checking accounts. Substantially all trade receivable balances of our businesses are unsecured. The concentration of credit risk with respect to trade receivables is concentrated by the number of significant customers that we have in our customer base and a prolonged economic downturn could increase our exposure to credit risk on our trade receivables. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

We do not currently hedge our exposure to increases in the prices for our primary raw materials.

Business

Overview

Our company

We are a designer, manufacturer and marketer of high-performance suspension products used primarily on mountain bikes, side-by-side vehicles, or Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, all-terrain vehicles, or ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. We believe our products offer innovative design, performance, durability and reliability. Through our products we enhance ride dynamics, which we define as the interplay between the rider, the vehicle and the terrain, by improving performance and control. Our brand is associated with high-performance and technologically advanced products, by which we generally mean products that provide users with improved control and a smoother ride while riding over rough terrain in varied environments. We believe that the performance of our products has been demonstrated by, and our brand benefits from, the success of professional athletes who use our products in elite competitive events, such as the Union Cycliste Internationale Mountain Bike World Cup and the X Games. We believe the exposure our products receive when used by successful professional athletes positively influences the purchasing habits of enthusiasts and other consumers seeking high-performance products. We believe that our strategic focus on the performance and racing segments in our markets influences many aspiring and enthusiast consumers who we believe seek to emulate the performance of professional and other elite athletes. We believe our products are generally sold at premium prices, which to us means manufacturer suggested retail sale prices that are generally in the upper quartile of their respective product categories.

We design our products for, and market our products to, some of the world’s leading original equipment manufacturers, or OEMs, in our markets, and to consumers through the aftermarket channel. Many of our OEM customers, including Scott, Specialized and Trek in mountain bikes and BRP, Ford and Polaris in powered vehicles, are among the market leaders in their respective product categories, and help shape, as well as respond to, consumer trends in their respective categories. We believe that OEMs often prominently display and incorporate our products to improve the marketability and consumer demand for their high-performance models, which reinforces our brand image. In addition, consumers select our products in the aftermarket channel where we market through a global network of dealers and distributors.

We have experienced strong sales and profit growth over the past few years. Our sales increased from approximately $171.0 million in 2010 to $235.9 million in 2012. Over the same period, our net income increased from approximately $10.8 million to $14.2 million, and our Adjusted EBITDA increased from approximately $26.8 million to $36.0 million. See “Summary consolidated financial data—Non-GAAP financial measures” for the definition of Adjusted EBITDA and a reconciliation from net income to Adjusted EBITDA.

Our history

Robert C. Fox, Jr. began developing suspension products in 1974 when, having participated in motocross racing, he sought to create a racing suspension shock that performed better than existing coil spring shocks. Working in a friend’s garage, Mr. Fox created the “Fox AirShox.” The product was successful, and went into production in 1975. The next year, in 1976, Fox AirShox were used by the rider who won the AMA 500cc National Motocross Championship.

Sales of Fox AirShox grew rapidly and, in 1978, our operating subsidiary, Fox Factory, Inc., was incorporated in California. From 1978 to 1983, FOX suspension users won numerous major races including 500cc Grand Prix races (motocross), Baja 1000 races (off-road), AMA SuperBike races (motorcycle road racing), and the Indianapolis 500 race (auto racing), generating greater market awareness of the FOX brand among enthusiasts.

As FOX grew, we applied many of the same core suspension technologies developed for motocross racing to other categories. For example, in 1987 we started selling high-performance suspension products for snowmobiles. By 1991, we began supplying the mountain bike industry with rear shocks and we entered the ATV and other off-road vehicle markets in the mid-1990s. Starting in 2001, we began offering front fork suspension products for mountain bikes.

Fox Factory Holding Corp., the registrant of this offering, is the holding company of Fox Factory, Inc. Fox Factory Holding Corp. was incorporated in Delaware on December 28, 2007 by Compass Group Diversified Holdings LLC, or our Sponsor. Our Sponsor purchased a controlling interest in us on January 4, 2008.

For clarification, we are not affiliated with Fox Head, Inc., an action sports apparel company.

Market opportunity

We participate in the large global markets for mountain bikes and powered vehicles used by recreational and professional users. Today, our products for powered vehicles are used primarily on Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles.

The markets in which we participate are diverse geographically and by product type. The following third party data sources provide unit volumes in selected geographies for the following markets in which we participate:

•

Suspended mountain bikes. Approximately 1,022,000 mountain bikes with front or full suspension systems were shipped from suppliers to U.S. bicycle shops and outdoor specialty retailers in 2012, according to the National Bicycle Dealer Association.

•	Side-by-Sides. Approximately 323,000 Side-by-Sides were sold in North America in 2012, according to Power Products Marketing.

•

ATVs. Approximately 278,000 ATVs in total were sold in the U.S. and Canada in 2012, according to the Motorcycle Industry Council, the Motorcycle and Moped Industry Council and Canadian Off-Highway Vehicle Distributors Council.

•	Snowmobiles. Approximately 145,000 snowmobiles were sold globally during the 2012-2013 snowmobile-selling season, according to the International Snowmobiling Manufacturers Association.

The following third party data sources provide unit volumes in selected geographies for portions of the motorcycle market, in which we currently participate to a lesser degree, but are in the process of expanding.

•

Off-highway motorcycles. Approximately 75,000 in total off-highway motorcycles were sold in the U.S. and Canada in 2012, according to the Motorcycle Industry Council, the Motorcycle and Moped Industry Council and Canadian Off-Highway Vehicle Distributors Council.

•	On-highway motorcycles. Approximately 318,000 on-highway motorcycles were sold in the U.S. in 2012, according to the Motorcycle Industry Council.

We focus on the premium priced products within each of these categories, which we consider to be the high-end segment because of their higher retail sale prices, where we believe consumers have a preference for well-designed, performance-oriented equipment. We believe that suspension systems are critical to the performance of the mountain bikes and powered vehicles in the product categories in which we focus and that technical features, component performance, product design, durability, reliability and brand recognition strongly influence the purchasing decisions of consumers. Over the past decade, there have been significant technological advances in materials and features that have increased product functionality and performance, allowing high-end suspension products to be adapted for use in additional end-markets and mountain bike and powered vehicle categories.

We believe the high-end segments in which we participate are well positioned for growth due to several factors, including:

•	increasing average retail sales prices, which we believe are driven by differentiated and feature-rich products with advanced technologies;

•	continuing product cycle innovation, which we have observed often motivates consumers to upgrade and purchase new products for enhanced performance;

•	branded auto OEMs introducing on-road vehicles with off-road capabilities, such as the Ford F-150 SVT Raptor; and

•	increased sales opportunities for high-end mountain bikes and powered vehicles in international markets.

As vehicles in our end-markets evolve and grow more capable, suspension products and components have become, and we believe will continue to become, increasingly more important for improved performance and control. Additionally, we believe there are opportunities to continue to leverage our technical know-how in suspension products to provide solutions beyond our current end-markets.

Our competitive strengths

Broad offering of high-performance products across multiple consumer markets

Our suspension products enhance ride dynamics across multiple consumer markets. Through the use of adjustable suspension, position sensitive damping, multiple air spring technologies, lightweight and rigid materials, and other technologies and methods, our products improve the performance and control of the vehicles used by our consumers. We believe our reputation for high-performance products is reinforced by the successful finishes in world class competitive events by athletes incorporating our products in their vehicles, including the following examples in 2012:

•	three out of four Union Cycliste Internationale World Cup Mountain Bike Series titles;

•	World Off Road Championship Series Side x Side Production 1000 Class Championship;

•	American Motorcyclist Association, or AMA, Pro ATV Championship and first place finishes in 10 out of 10 races;

•	International Series of Champions National Pro Open Championship for snowmobiles and first place finishes in 16 out of 16 races; and

•	two out of two overall Pro 2 Championships and first place finishes in 21 out of 29 Pro 2 races in the TORC and LOORRS off-road short course racing series.

Premium brand with strong consumer loyalty

We believe that we have developed a reputation for high-performance products and that we have established a premium brand, as our high-performance suspension products are generally sold at premium prices. Our logo is prominently displayed on our products used on mountain bikes and powered vehicles sold by our OEM customers, which helps further reinforce our brand image. We believe that our brand has achieved strong loyalty from our consumers. To support our brand, we introduce new products that we believe feature innovative technologies designed to improve vehicle performance and enhance our brand loyalty with consumers. For instance, according to a 2012 independent survey conducted by Bike Germany Magazine, a leading European mountain bike magazine, FOX was voted as the best brand for suspension forks and 81.7% of FOX consumers surveyed stated that they would buy a FOX suspension fork again, and in a 2011 Audience Survey by Vital MTB, a popular mountain bike website: (i) of the 44.5% of survey respondents that stated they would buy a mountain bike suspension fork within 12 months, 41.0% of these respondents, the highest percentage of all brands included, stated that they would buy a FOX suspension fork; and (ii) of the 22.4% of survey respondents that stated they would buy a rear mountain bike shock within 12 months, 42.2% of these respondents, again the highest percentage of all brands included, stated that they would buy a FOX rear shock.

Track record of innovation and new product introductions

Innovation, including new product development, is a key component of our growth strategy. Due to our experience in suspension engineering and design in multiple markets and with a variety of vehicles, we are able to bring unique ride dynamics solutions to our customers, often developed for use in one market and ultimately deployed across multiple markets. For example, our success in the high-end ATV category led to the widespread adoption of our suspension technology in the Side-by-Side market, which became our second largest product category by sales in 2012. Our innovative product development and speed to market are supported by:

•

our racing culture, including on-site technical race support of professional athletes, which provides us with unique real-time insights as to the evolving ride dynamic needs of those participating in world-class events;

•

ongoing research and development through a team of more than 20 full-time engineers and numerous other technicians and employees who spend at least part of their time testing and using our products and helping develop engineering-based solutions to enhance our product offerings;

•	feedback from professional athletes, race teams, enthusiasts and other consumers who use our products;

•	strategic and collaborative relationships with OEM customers, which furthers our ability to extend technologies and applications across end-markets; and

•	our integrated manufacturing facilities and performance testing center, which allow us to quickly move from concept to product.

During 2012, we launched more than 20 new products and generated more than 70% of our sales from products introduced by us during the last three years, such as the:

•	Podium RC3, which provides external adjustment that allows the shock to easily be tuned for different rider skill, terrain, and racing type without having to be disassembled;

•	Float X Evol, which allows the rider to tune the spring characteristics of the shock via an air pump without having to remove the shock;

•

ECS Shock, which has an external cooling system that significantly lowers shock temperatures, allowing powered vehicles to operate at higher speeds for extended periods without sacrificing driver control, particularly in extreme environments; and

•

Float iCD, which provides riders the ability to adjust modes for different skills, terrains and activity levels on mountain bikes, resulting in increased utilization of the modes and an overall more efficient ride dynamics experience.

Strategic brand for OEMs, dealers and distributors

Through our strategic relationships, we are often sought out by our OEM customers and work closely with them to develop and design new products and product enhancements. We believe our collaborative approach and product development processes strengthen our relationships with our OEM customers. We believe consumers value our branded suspension products when selecting high-performance mountain bikes and powered vehicles, and as a result, OEMs purchase and incorporate our products in their mountain bikes and powered vehicles in order to increase the sales of their premium priced products. In addition, we believe the inclusion of our products on high-end mountain bikes and powered vehicles reinforces our premium brand image which helps to drive our sales in the aftermarket channel where dealers and distributors sell our products to consumers.

Experienced management team

We have an experienced senior management team led by Larry L. Enterline, our Chief Executive Officer. Collectively, our eight member senior management team has an average tenure at FOX of approximately eight years per person. In addition, many members of our management team and many of our employees are avid users of our products, which further extends their knowledge of, and expertise in, our products and end-markets. We are able to attract and retain highly trained and specialized employees who enhance our company culture and serve as strong brand advocates.

Our strategy

Our goal is to expand our leadership position as a designer, manufacturer and marketer of high-performance products designed to enhance ride dynamics. We intend to focus on the following key strategies in pursuit of this goal:

Continue to develop new and innovative products in current end-markets

We intend to continue to develop and introduce new and innovative products in our current end-markets to improve ride dynamics for our consumers. For example, our patented position-sensitive damping systems provide terrain optimized ride characteristics across many of our product lines. We believe that high-performance and control are important to a large portion of our consumer base, and that our frequent introduction of products with innovative and improved technologies increases both OEM and aftermarket demand as consumers seek out products for their vehicles that can deliver these characteristics. We also believe evolving market trends, such as changing mountain bike wheel sizes and increasing adoption rates of Side-by-Side vehicles, should increase demand for vehicles in our end-markets, which, in turn, should increase demand for our suspension products.

Leverage technology and brand to expand into new categories and end-markets

We believe that we have a reputation as a leader in ride dynamics, and that our reputation combined with our ability to improve the performance of vehicles by incorporating high-performance suspension products, results in us often being approached by OEM product development teams, athletes and others looking to improve the performance of their vehicles, including in end-markets in which we have not previously offered products. We believe that our ride dynamics technologies have applications in end-markets in which we do not currently participate in a meaningful way, and we intend to selectively develop products for and forge relationships with customers in additional markets. These markets may include military, recreational vehicles (RVs), on-road motorcycles, commercial trucks and “performance street” cars. We also intend to evaluate selective potential acquisition opportunities for high-performance products and technologies that we believe will help us extend our ride dynamics platform.

Increase our aftermarket penetration

We currently have a broad aftermarket distribution network of more than 2,300 retail dealers and distributors worldwide. We intend to further penetrate the aftermarket channel by selectively adding dealers and distributors in certain geographic markets, increasing our internal sales force and strategically expanding aftermarket-specific products and services to existing vehicle platforms.

Accelerate international growth

While a significant percentage of our current sales are to OEMs and dealers and distributors located outside the United States, we believe international expansion represents a significant opportunity for us and we intend to selectively increase infrastructure investments and focus on identified geographic regions. We believe that rising consumer discretionary income in a number of developing markets and increasing consumer preferences for premium, high-performance mountain bikes and powered vehicles, should contribute to increasing demand for our products. In addition, we believe increasing international viewership of racing and extreme sports and other outdoor events, such as the X Games, is contributing to growing international participation in activities where our products are used. We intend to leverage our brand recognition to capitalize on these trends by increasing our sales to both OEMs and dealers and distributors globally, particularly in markets where we perceive significant opportunities. Our areas of greatest interest include Asia-Pacific (including China, South Korea and Australia) and South America (particularly Brazil, Argentina and Chile).

Improve operating and supply chain efficiencies

We intend to improve operating margins in the medium term by enhancing our design and production processes to increase efficiencies, reducing new product time to market and lowering production costs. Specifically, we have begun the process of moving a majority of the manufacturing of our mountain bike products to Taiwan and intend to complete this process in

2015. We believe this transition to Taiwan, once completed, will shorten production lead times to our mountain bike OEM customers, improve supply chain efficiencies and reduce manufacturing costs.

Our products

We design and manufacture high-performance suspension products that dissipate the energy and force generated by mountain bikes and powered vehicles while they are in motion. A suspension product allows wheels or skis (in the case of snowmobiles) to move up and down to absorb bumps and shocks while maintaining contact with the ground for better control. Our products use adjustable suspension, position sensitive damping, multiple air spring tehnologies, low weight and structural rigidity, all of which improve user control for greater performance.

We use high-grade materials in our products and have developed a number of sophisticated assembly machines to maintain quality across all product lines. Our suspension products are assembled according to precise specifications throughout the assembly process to create consistently high-performance levels and customer satisfaction.

Mountain bikes

In our mountain bike product category, we offer upper mid-end and high-end front fork and rear suspension products designed for cross-country, trail, all-mountain, free-ride and downhill riding. We also offer a ride-height adjustable seat post product, our D.O.S.S. remote adjustable seat post, which we introduced in 2012 to allow a rider to adjust his or her seat position for uphill, rolling trail or downhill riding without having to stop the mountain bike to adjust the seat. Our mountain bike products are sold in three series: (i) our Evolution series, designed for demanding, yet value-minded, enthusiasts; (ii) our Performance series, designed for experienced enthusiasts and expert riders; and (iii) our Factory series, which is designed for maximum performance at a professional level.

Powered vehicles

In our powered vehicle product category, we offer high-end suspension products for Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. Products for these vehicles are designed for trail riding, racing and performance. Our products have also been used on limited quantities of off-road military vehicles and other small-scale select military applications. Our products in the powered vehicle category range from two inch aluminum bolt-on shocks to our patented position sensitive internal bypass shocks.

The following chart highlights select products from our two product categories:

Product development

We are committed to the development and introduction of technologically advanced products that feature innovative designs and high-quality materials. We strive to maintain our product leadership through the introduction of new and innovative products and enhancements and refinements to our existing products. In 2012, we launched more than 20 new products, including our Float iCD fork and rear shock, 34 Factory FIT CTD fork, Dual Speed Compression module and our Bottom Out Cup position-sensitive damping module.

Research and development is at the core of our product innovation and market leadership strategy. We have a team of more than 20 full-time engineers focused on product development. We also employ numerous other technicians and employees who spend at least part of their time testing and using our products and helping develop engineering-based solutions to enhance our product offerings. In addition, a large number of our other employees, many of whom use our products in their recreational activities, contribute to our research and development and product innovation initiative. Their involvement in the development of new products ranges from participating in initial brainstorming sessions to ride testing products in development. Product development also includes collaborating with OEM customers across end-markets, field testing by professional athletes and sponsored race teams and working with enthusiasts and other users of our products. This feedback helps us to develop innovative products which meet our demanding standards as well as the evolving needs of professional and recreational end users and to quickly commercialize these products.

Our research and development activities are supported by state-of-the-art engineering software design tools, integrated manufacturing facilities and a performance testing center equipped to enhance product safety, durability and high-performance. Our testing center collects data and tests products prior to and after commercial introduction. Suspension products undergo a variety of rigorous performance and accelerated life tests before they are introduced into the market. The research and development portion of our total engineering costs totaled approximately $7.3 million, $9.8 million and $9.7 million in 2010, 2011 and 2012, respectively.

Intellectual property

Intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade names, licensing arrangements, trade secrets, know-how and proprietary technology in order to secure and protect our intellectual property rights.

Our in-house intellectual property department and in-house counsel diligently protect our new technologies with patents and trademarks and defend against patent infringement allegations. As of March 31, 2013, we owned 37 patents on proprietary technologies related to vehicle suspension and other products and had approximately 82 patent pending applications on file in the U.S. and European Patent Offices. Our principal intellectual property also includes our trademarks. We have more than 50 pending or registered trademarks in the U.S. and a number of international jurisdictions, including the marks FOX®, FOX RACING SHOX® and REDEFINE YOUR LIMITS®. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trademark or trade secret is critical to the success of our business as a whole. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantages or will not be challenged by third parties.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, OEMs, distributors and others. Despite these protections, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, or independently developing products that are similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States.

Customers

Our OEM customers include market leaders in their respective categories, and help define, as well as respond to, consumer trends in their respective industries. These OEM customers include our products on a number of their high-performance models. We believe OEMs will often use our products to improve the marketability and demand of their own products, which, in turn, strengthens our brand image. In addition, consumers select our high-performance products in the aftermarket channel, where we market through a global network of dealers and distributors. We currently sell to more than 150 OEMs and distribute our products to more than 2,300 retail dealers and distributors worldwide. In 2012, 81% of our sales resulted from sales to OEM customers and 19% resulted from sales to dealers and distributors for resale in the aftermarket channel.

Sales attributable to our 10 largest OEM customers, which can vary from year-to-year, collectively accounted for approximately 54%, 53% and 56% of our sales in 2010, 2011 and 2012, respectively.

Although we refer to the branded mountain bike OEMs that use our products throughout this document as “our customers,” “our OEM customers” or “our mountain bike OEM customers,”

branded mountain bike OEMs often use contract manufacturers to manufacture and assemble their bikes. As a result, even though we typically negotiate price and volume requirements directly with our mountain bike OEM customers, it is the contract manufacturer that usually places the purchase order with us and is responsible for paying us (rather than the branded mountain bike OEMs). Giant is an OEM and a contract manufacturer used by certain of our mountain bike OEM customers. Sales to Giant accounted for approximately 16%, 12% and 13% of our sales in 2010, 2011 and 2012, respectively. In the event Giant were to experience manufacturing or other problems, or were to fail to pay us, it could have a material adverse impact on our business and our results of operations.

Our domestic sales totaled $53.5 million, $65.8 million and $84.3 million, or 31%, 33% and 36% of our total sales in 2010, 2011 and 2012, respectively. Our international sales totaled $117.4 million, $132.0 million and $151.6 million or 69%, 67% and 64% of our total sales in 2010, 2011 and 2012, respectively. Sales attributable to countries outside the United States are based on shipment location. Our international sales, however, do not necessarily reflect the location of the end users of our products, as many of our products are incorporated into mountain bikes that are assembled at international locations and then shipped back to the United States. We estimate, based on our internal projections, that approximately one-third of the end users of our products are located outside the United States.

Mountain bikes

We sell our mountain bike suspension products to more than 150 domestic and international bike OEMs, including Scott, Specialized and Trek. We have long-standing relationships with many of the top mountain bike OEMs. After incorporating our products on their mountain bikes, OEMs typically sell their mountain bikes to independent dealers, which then sell directly to consumers.

In the aftermarket, we typically sell to dealers in the U.S. and through distributors internationally. Our dealers sell directly to aftermarket consumers. Our overseas distributors sell to independent dealers, which then sell directly to consumers.

Powered vehicles

We sell our suspension products for the powered vehicles industry to OEMs, including BRP, Ford and Polaris. We are also currently developing relationships with new OEMs, as the powered vehicles market continues to grow. After incorporating our products on their powered vehicles, OEMs typically sell their powered vehicles to independent dealers, which then sell directly to consumers.

In the aftermarket, we typically sell through dealers and distributors, both in the U.S. and internationally. Our dealers sell directly to aftermarket consumers. When we sell to our distributors, they sell to independent dealers, which then sell directly to consumers.

Our product offerings currently target high-performance suspension products for Side-by-Sides, on-road vehicles with off-road capabilities, off-road vehicles and trucks, ATVs, snowmobiles, specialty vehicles and applications, and motorcycles. Our products have also been used on limited quantities of off-road military vehicles and other small-scale select military applications.

Sales and marketing

As of March 31, 2013, we employed 36 specialized and dedicated sales professionals. Each sales person is fully committed to servicing either OEM or aftermarket customers within our product categories, which ensures that our customers are in contact with capable and knowledgeable sales persons to address their specific needs. We strongly believe that providing a high level of service to our end customers is essential to maintaining our reputational excellence in the marketplace. Our sales personnel receive training on the latest FOX products and technologies and attend trade shows to increase their market knowledge.

Our marketing strategy focuses on strengthening and promoting the FOX brand in the marketplace. We strategically focus our marketing efforts on enthusiasts seeking high-end suspension systems through promotions at destination riding locations and individual and team sponsorships. We believe that the performance of our products has been demonstrated by, and our brand benefits from, the success of professional athletes who use our products in elite competitive events, such as the Union Cycliste Internationale Mountain Bike World Cup and the X Games, which we believe positively influences the purchasing habits of enthusiasts and other consumers seeking high-performance products. We believe that our strategic focus on the performance and racing segments in our markets influences many aspiring and enthusiast consumers and enables our products to be sold at premium price points. For example, we sponsor a number of professional athletes and professional race teams. In order to continue to enhance our brand image, we will need to maintain our position in the suspension products industry and to continue to provide high quality products and services. Additionally, we have been able to develop long-term strategic relationships with leading OEMs. Our reputation for high-performance suspension products plays a critical role in our aftermarket sales to consumers.

In addition to our website and traditional marketing channels, such as print advertising and tradeshows, we maintain an active social media platform, including a Facebook page, YouTube channel, Vimeo page and Twitter feed to increase brand awareness, foster loyalty and build a community of users. As strategies and marketing plans are developed for our products, our internal marketing and communications group works to ensure brand cohesion and consistency.

Suppliers

The primary raw materials used in the production of our products are aluminum, magnesium and steel. We generally use multiple suppliers for our raw materials and believe that our raw materials are in adequate supply and available from many suppliers at competitive prices. Prices for our raw materials fluctuate from time to time, but historically, price fluctuations have not had a material impact on our business.

We work closely with our supply base, and depend upon certain suppliers to provide raw inputs, such as forgings, castings and molded polymers that have been optimized for weight, structural integrity, wear and cost. In certain circumstances, we depend upon a limited number of suppliers for such raw inputs. We typically have no firm contractual sourcing agreements with our suppliers other than purchase orders.

Miyaki is the exclusive producer of the Kashima coating for our suspension component tubes. As part of our agreement with Miyaki, which we entered into in 2009, or the Kashima Agreement, we have been granted the exclusive right to use the trademark “KASHIMACOAT” on products comprising the aluminum finished parts for suspension components (e.g., tubes) and on related sales and marketing material worldwide, subject to a minimum model year order and certain other exclusions. The Kashima Agreement does not contain minimum purchase obligations, except to the extent that Miyaki reasonably commits to purchase, or purchases, materials or tubes based on a run rate forecast in anticipation of a purchase order that we ultimately do not submit and such materials or tubes cannot be otherwise be used by Miyaki. The Kashima Agreement has an initial term of five (5) years and automatically renews for successive one year periods unless and until one party gives the other notice of non-renewal prior to the then applicable expiration date.

Employees

As of March 31, 2013, we had approximately 545 full-time employees in the United States, Europe and Taiwan. We also use part-time employees at our manufacturing facilities to help us meet seasonal demands. None of our employees are subject to collective bargaining agreements. We have never experienced a material work stoppage or disruption to our business relating to employee matters. We believe that our relationship with our employees is good.

Facilities

The following sets forth our principal facilities as of March 31, 2013. All of our principal facilities are leased.

Location	Principal uses	Approximate sq. footage

Scotts Valley, California	Corporate headquarters, sales, research and development	51,236

Scotts Valley, California	Manufacturing	42,813

Watsonville, California	Manufacturing and service	86,000

Watsonville, California	Distribution and warehousing	12,947

El Cajon, California	Manufacturing, sales, service and research and development	30,152

Taichung, Taiwan	Manufacturing and sales	28,000

Manufacturing and backlog

We manufacture and complete final assembly on our products. By controlling the manufacturing process of our products, we are able to maintain our strict quality standards, customize our machines and processes for the specific requirements of our products, and quickly respond to feedback we receive on our products in development and otherwise. Furthermore, manufacturing our own products enables us to adjust our labor and production inputs to meet seasonal demands and the customized requirements of some of our customers.

Although we currently manufacture most of our suspension products at our California facilities, we are in the process of transitioning the majority of our mountain bike products manufacturing operations to our new facility in Taichung, Taiwan over the next three years, with the final completion of the transition scheduled for 2015. In connection with our transition, we expect to utilize suppliers who are located closer to our facility in Taichung, Taiwan for a number of materials and components. We currently have limited manufacturing operations at our Taiwan facility, where we presently manufacture our adjustable seat post and other select mountain bike products. During the transition period, we intend to manufacture mountain bike suspension products at both our facility in Watsonville, California and in Taichung, Taiwan, thereby providing us with dual manufacturing facilities and reducing the risk of interruptions. In addition, during the transition period, we intend to train certain of our Taichung employees at our Watsonville facility as a way to help us maintain our quality controls. We believe that the orderly transition of the majority of our mountain bike manufacturing operations from California to our new facility in Taiwan should enable us to maintain our strict quality control standards, meet product demand requirements and relocate the majority of the manufacturing of our products for mountain bikes to a location that is geographically close to a number of our mountain bike OEMs, many of which are located in Taiwan. We estimate that our sales to mountain bike OEMs located in Taiwan represented approximately 47% of our total sales to mountain bike OEMs in the year ended December 31, 2012.

Once the transition of the majority of our mountain bike product manufacturing operations is complete, we anticipate converting the Watsonville facility primarily to the manufacturing of powered vehicle suspension products. We believe that this conversion process will help us to increase our manufacturing capacity for our powered vehicle products, which should help us to reduce our lead time to our powered vehicle OEMs.

Competition

The markets for suspension products are highly competitive. We compete with other companies that produce suspension products for sale to OEMs, dealers and distributors, as well as with OEMs that produce their own line of suspension products for their own use. Some of our competitors may have greater financial, research and development or marketing resources than we do. Competition in the high-end segment of the suspension products market revolves around technical features, performance, product design, innovation, reliability and durability, brand, time to market, customer service and reliable order execution, and we compete on such basis. While the pricing of competing products is always a factor, we believe the high-performance of our products helps justify our premium pricing. We compete with several large suspension providers and numerous small manufacturers that provide branded and unbranded products across all of our product lines. These competitors can be divided into the following categories:

Mountain bikes

Within the market for mountain bike suspension products, we compete with several companies that manufacture front and rear suspension products, including RockShox (a subsidiary of SRAM Corporation), X-Fusion Shox (a wholly-owned subsidiary of A-Pro), Manitou (a subsidiary of HB Performance Systems), SR Suntour, DT Swiss (a subsidiary of Vereinigte Drahtwerke AG) and Marzocchi (Tenneco).

Powered vehicles

Within the market for powered vehicle suspension products, we compete with several companies in different submarkets. We believe a significant competitor for suspension products in the snowmobile market is KYB (Kayaba Industry Co., Ltd.). Other suppliers of suspension products for snowmobiles include Öhlins Racing AB, Walker Evans Racing, Works Performance Products, Inc. and Penske Racing Shocks / Custom Axis, Inc. In the ATV and Side-by-Side markets, outside of captive OEM suppliers, we compete with ZF Sachs (ZF Friedrichshafen AG) and Walker Evans Racing for OEM business and Elka Suspension Inc., Öhlins Racing AB, Works Performance Products and Penske Racing Shocks / Custom Axis, Inc. for aftermarket business. In the market for off-road and specialty vehicle suspension products, we believe our two biggest competitors are ThyssenKrupp Bilstein Suspension GmbH (commonly known as Bilstein) and King Shock

Technology, Inc. (commonly known as King Shock). Other competitors include Icon Vehicle Dynamics, Sway-A-Way, Pro Comp USA Suspension and Rancho (Tenneco).

Government regulation

Environmental

Our manufacturing operations, facilities and properties in the United States and Taiwan are subject to evolving foreign, international, federal, state and local environmental and occupational health and safety laws and regulations, including those governing air emissions, wastewater discharge and the storage and handling of chemicals and hazardous substances. If we fail to comply with such laws and regulations, we could be subject to significant fines, penalties, costs, liabilities or restrictions on operations, which could negatively affect our financial condition.

We believe that our operations are in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, and our compliance with such laws and regulations has not had, nor is it expected to have, a material impact on our earnings or competitive position. However, new requirements, more stringent application of existing requirements or the discovery of previously unknown environmental conditions could result in material environmental related expenditures in the future.

Employment

We are also subject to numerous foreign, federal, state and local government laws and regulations governing our relationships with our employees, including those relating to minimum wage, overtime, working conditions, hiring and firing, non-discrimination, work permits and employee benefits. We believe that our operations are conducted in compliance, in all material respects, with such laws and regulations.

Consumer safety

We are subject to the jurisdiction of the United States Consumer Product Safety Commission, or the CPSC, and other federal, state and foreign regulatory bodies. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC, if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund. We have never had any of our products recalled and are not aware of any current defects in our products that would require a recall.

Legal proceedings

From time to time we are involved in legal proceedings incidental to our business, in particular intellectual property related disputes, product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. In connection with ASC 450, Contingencies, we have not accrued for material loss contingencies relating to any legal proceedings because we believe that, although unfavorable outcomes in proceedings may be possible, they are not considered by our management to be probable and reasonably estimable. We believe that the outcome of any such pending matters, either individually or in the aggregate, will not have a material impact on our business or financial condition.

Management

Executive officers and directors

The following table provides the names, ages and positions of our executive officers and directors as of July 15, 2013:

Name	Age	Position

Executive Officers:

Larry L. Enterline	60	Chief Executive Officer and Director

Zvi Glasman	49	Chief Financial Officer, Secretary and Treasurer

John Boulton	51	Senior Vice President, Global Operations

Mario Galasso	47	Senior Vice President, Business Divisions

Non-Employee Directors:

Elias Sabo	42	Director and Chairman of the Board of Directors

Robert C. Fox, Jr.	74	Director

Joseph Hagin	57	Director

Dudley Mendenhall	58	Lead Independent Director

Carl Nichols	58	Director

Ted Waitman	63	Director

Executive officers

Larry L. Enterline has served as Chief Executive Officer and director of our wholly-owned operating subsidiary, Fox Factory, Inc., or our Subsidiary, since March 2011. In anticipation of this offering, we engaged Mr. Enterline to serve directly as our Chief Executive Officer, in addition to his positions with our Subsidiary, in May 2013, and we appointed him directly to our board of directors in June 2013. Since April 2010, he has served as the Chief Executive Officer of Vulcan Holdings, Inc., his private investment holding and consulting services company. From January 2006 to April 2010, Mr. Enterline was Chief Executive Officer of COMSYS IT Partners, Inc., an IT staffing and solutions company. Since October 2005, Mr. Enterline has served on the board of directors of Concurrent Computer Corporation (NASDAQ: CCUR), a provider of software, hardware and professional services for the video market and the high-performance, real-time market. From April 2005 to September 2011, Mr. Enterline served on the board of directors of Raptor Networks Technology, Inc., now known as Mabwe Minerals Inc. (PINK: MBWE), which, at the time of Mr. Enterline’s membership on the board, was engaged in the data network switching industry. From 1989 to 2000, Mr. Enterline served in various management roles, including Senior Vice President of Worldwide Sales and Service Organization, at Scientific-Atlanta, Inc., a Georgia-based manufacturer of cable television, telecommunications and broadband equipment. Mr. Enterline earned a BSEE in Engineering from Case Western Reserve University in 1974, and an MBA from Cleveland State University in 1988. We believe that Mr. Enterline’s current position as our Chief

Executive Officer and as Chief Executive Officer of our Subsidiary, service on other public company boards and leadership experience give him the qualifications and skills to serve as our director.

Zvi Glasman first joined us in January 2008 as Chief Financial Officer of our Subsidiary, initially as a consultant until his employment under the same title in September 2008. In anticipation of this offering, we engaged Mr. Glasman to serve directly as our Chief Financial Officer, in addition to his position with our Subsidiary, in May 2013. Prior to joining our Subsidiary, Mr. Glasman served as Chief Financial Officer of Motive Eyewear, Inc., an eyewear supplier, from 2005 until 2008. From 2003 to 2005, he was Chief Financial Officer at Marshall & Swift, a software company focused on providing valuation solutions to the insurance and real estate industries, and from 2001 to 2003, he served as Chief Financial Officer of RealTimeImage Inc. (RTI), an internet infrastructure company providing imaging products and services for the graphic arts and medical communities. Mr. Glasman is an inactive certified public accountant. He earned a BS in Finance from Pennsylvania State University in 1985.

John Boulton has served as Senior Vice President, Global Operations of our Subsidiary since February 2012. In anticipation of this offering, we engaged Mr. Boulton to serve directly as our Senior Vice President, Global Operations, in addition to his position with our Subsidiary, in June 2013 from January 2011 to February 2012, he served in a similar capacity with our Subsidiary. Prior to joining our Subsidiary, Mr. Boulton served as Vice President, Operations, of Utilimaster Corporation, a producer of walk-in vans and delivery trucks, from 2007 until 2010. From September 1985 to June 2004 he worked for General Electric Company in various management positions, most recently under the title Vice President of Operations for Fleet Services, GE Capital. Mr. Boulton earned a BSEE in Electrical Engineering from Reading College of Technology in 1983.

Mario Galasso has served as Senior Vice President, Business Divisions of our Subsidiary since January 2013. In anticipation of this offering, we engaged Mr. Galasso to serve directly as our Senior Vice President, Business Divisions, in addition to his position with our Subsidiary, in June 2013. From February 2003 to January 2013, Mr. Galasso held a number of positions with our Subsidiary including Vice President, Bicycle & Corporate Engineering and Corporate Senior Vice President from February 2012 to February 2013. Mr. Galasso earned a BSME in Engineering from Worcester Polytechnic Institute in 1988.

Non-employee directors

Elias Sabo has served as a director of our company since December 2007. Mr. Sabo served as our President from January 2008 until June 2013. Since 1998, Mr. Sabo has served as a founding partner at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), our Sponsor’s parent, and other alternative asset vehicles. Prior to joining Compass Group, Mr. Sabo worked in the acquisition department of Colony Capital, LLC, a Los Angeles-based real estate private equity firm, from 1992 to 1996, and as a healthcare investment banker for CIBC World Markets (formerly Oppenheimer & Co.) from 1996 to 1998. Mr. Sabo also serves on the boards of directors of several private companies. Mr. Sabo earned a BS in Business from Rensselaer Polytechnic Institute in 1992. Mr. Sabo brings to our board of directors business leadership experience, an extensive understanding of investment activities, and public company experience with respect to governance and risk management. His in-depth investment experience with our Sponsor enables him to advise our board of directors on various strategic and business matters.

Robert C. Fox, Jr. is the founder of our Subsidiary and has served as a director of our company since January 2008. He served as Chief Executive Officer of our Subsidiary from its inception in February 1978 until January 2008. From January 2008 to June 2009, he served as Chief Engineering Officer of our Subsidiary. Mr. Fox earned a BS in Physics from Santa Clara University in 1961, and an MBA from Santa Clara University in 1968. As the founder of our Subsidiary, Mr. Fox brings a deep understanding of our history, culture and technology to our board of directors, which enables him to advise our board of directors on all aspects of our business, while bringing historic knowledge and continuity to our board of directors.

Joseph Hagin joined us as a director of our Subsidiary in January 2009. In anticipation of this offering, he was appointed to serve directly as a member of our board of directors in June 2013. Mr. Hagin has served as senior partner at Command Consulting Group, an international security and intelligence consulting firm since January 2009. From September 2008 to August 2010, he was the Chairman of S Mobile Corporation, a technology company. Mr. Hagin served as White House Deputy Chief of Staff for President George W. Bush from January 2001 until August 2008. Mr. Hagin earned a BA in English from Kenyon College in 1979. Mr. Hagin’s executive management experience and expertise brings a unique perspective to our board of directors and enables him to provide insight with respect to the management of our company.

Dudley Mendenhall joined us as a director of our Subsidiary in February 2012. In anticipation of this offering, he was appointed to serve directly as a member of our board of directors in June 2013. Mr. Mendenhall also serves as the Lead Independent Director on our board of directors. Since July 2012, Mr. Mendenhall has been an independent consultant providing financial advisory services. From January 2011 to July 2012, he was Vice President, Strategy, Planning and Operations in the office of Strategy and Technology at Hewlett-Packard Company. From March 2009 to August 2010, Mr. Mendenhall served as Chief Financial Officer of Solera Holdings, Inc., a provider of software and services to the automobile insurance claims processing industry. From September 2007 to March 2009, Mr. Mendenhall was Chief Financial Officer of Websense, Inc., a company providing integrated web, data and email security solutions. From April 2003 to September 2007, Mr. Mendenhall was Senior Vice President and Chief Financial Officer of K2, Inc., an international sporting equipment manufacturer. Mr. Mendenhall holds a BA in economics from Colorado College. Mr. Mendenhall’s experience as a chief financial officer at public companies, and background in finance and accounting, assists our board of directors with financial review and risk management obligations.

Carl Nichols joined us as a director of our Subsidiary in May 2008. In anticipation of this offering, he was appointed to serve directly as a member of our board of directors in June 2013. Since 2003, Mr. Nichols has served as Chief Executive Officer of david ID, LLC, a strategic brand consulting company. He also serves on the boards of directors of several private companies. Mr. Nichols has also served as a business council member of Solera Capital, LLC, an investment firm, since 2007. Mr. Nichols earned a BA in Economics from the University of California, Santa Cruz in 1978. Mr. Nichols’ experience with strategic consulting, serving on the boards of companies and advising the portfolio companies of Solera Capital, LLC give him the qualifications and skills to serve as our director.

Ted Waitman has served as a director of our company since June 2013. Since 1978, Mr. Waitman has held various leadership positions, including serving as President and Chief Executive Officer since 1996 and as a director since 2003, at CPM Holdings, Inc., a designer and manufacturer of process equipment for the animal feed and oilseed processing industries. From 2006 to 2008, he served as an independent director of Compass Diversified Holdings, our Sponsor’s parent.

Mr. Waitman was also previously a director of the American Feed Industry Association and president of the Process Equipment Manufacturers’ Association. Mr. Waitman earned a BS in Industrial Engineering from the University of Evansville. Mr. Waitman’s various leadership positions and extensive management and operating experience qualifies him to serve on our board of directors.

Involvement in certain legal proceedings

Except as stated below, during the past 10 years, none of our current directors, nominees for directors or current executive officers has been involved in any legal proceeding identified in Item 401(f) of Regulation S-K, including, without limitation any: (i) involvement in bankruptcy or insolvency proceedings, (ii) conviction or is a named subject of a criminal proceeding (excluding traffic violations or other minor offenses), (iii) involvement in any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement or were subsequently reversed, suspended or vacated) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities, commodities or business laws, or a finding of any violation of federal or state securities or commodities laws, laws respecting financial institutions or insurance companies or laws respecting mail or wire fraud or fraud in connection with any business entity, (iv) involvement in any disciplinary sanction or order imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, or (v) involvement in any proceeding adverse to our company. In February 2012, Mr. Boulton, our Senior Vice President, Global Operations, was charged with a misdemeanor offense related to driving under the influence and pled no contest. We believe that this matter does not adversely affect Mr. Boulton’s integrity or his fitness or ability to serve as an executive officer.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors involved in the oversight of our day-to-day operations, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. Upon completion of this offering, the code of business conduct and ethics will be posted on our website. The code of business conduct and ethics can only be amended by the approval of a majority of our board of directors, including a majority of our independent directors. Any waiver to the code of business conduct and ethics for an executive officer or director may only be granted by our board of directors and must be timely disclosed as required by applicable law. We expect that any amendments to the code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website.

Board of directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management.

In accordance with our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	our class I directors will be Mr. Mendenhall and Mr. Hagin and their term will expire at the annual meeting of stockholders to be held in 2014;

•	our class II directors will be Mr. Nichols and Mr. Waitman and their term will expire at the annual meeting of stockholders to be held in 2015; and

•	our class III directors will be Messrs. Sabo, Enterline and Fox and their term will expire at the annual meeting of stockholders to be held in 2016.

At each annual meeting of stockholders after the initial classification, the successors to the directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing a change of our management or a change in control.

Director independence

Under the rules and listing standards of The Nasdaq Stock Market LLC, or the Nasdaq Listing Rules, a majority of the members of our board of directors must satisfy the Nasdaq Listing Rules criteria for “independence.” No director qualifies as independent under the Nasdaq Listing Rules unless our board of directors affirmatively determines that the director does not have a relationship with us that would impair independence (directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that Messrs. Hagin, Mendenhall, Nichols and Waitman are independent directors as defined under the Nasdaq Listing Rules. Mr. Enterline is not independent under the Nasdaq Listing Rules as a result of his position as our Chief Executive Officer, Mr. Sabo is not independent under the Nasdaq Listing Rules as a result of his relationship with our Sponsor and Mr. Fox is not independent under the Nasdaq Listing Rules as a result of the fact that we rent our Watsonville, California manufacturing and office facilities from Mr. Fox. See “Certain relationships and related party transactions—Our Sponsor” and “Certain relationships and related party transactions—Real property leases” below for additional information.

Governance guidelines

Our board of directors has adopted a set of governance guidelines, the Governance Guidelines, to assist our board of directors and its committees in performing their duties and serving the best interests of our company and our stockholders. The Governance Guidelines cover topics including, but not limited to, director selection and qualification, director responsibilities and operation of our board of directors, director access to management and independent advisors, director compensation, director orientation and continuing education, succession planning, recoupment of performance-based compensation and the annual evaluations of our board of directors.

Committees of the board of directors

Our board of directors will, effective immediately prior to the completion of this offering, establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee is comprised of Messrs. Hagin, Mendenhall and Nichols, with Mr. Mendenhall serving as Chairman of the committee. Each member of the audit committee must be independent as defined under the applicable Nasdaq and SEC rules and financially literate under the Nasdaq Listing Rules. Our board of directors has determined that each member of the audit committee is “independent” and “financially literate” under the Nasdaq Listing Rules and the SEC and that Mr. Mendenhall is an “audit committee financial expert” under the rules of the SEC. The responsibilities of the audit committee are included in its written charter. The functions of this committee include, among others:

•	appointing, retaining, terminating, determining compensation for, and overseeing the independent registered public accounting firm;

•	reviewing the scope of the audit by the independent registered public accounting firm;

•	inquiring into the effectiveness of our accounting and internal control functions;

•

assisting our board of directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, our adherence to policies regarding ethics and business practices and our enterprise risk-management practices;

•	approving, or pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

•

obtaining and reviewing a report by the independent registered public accounting firm, at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues.

Compensation committee

Our compensation committee is comprised of Messrs. Mendenhall, Nichols and Waitman, with Mr. Waitman serving as Chairman of the committee. Our board of directors has determined that each member of the committee is “independent” under the Nasdaq Listing Rules and all applicable laws. Each of the members of this committee is also a “nonemployee director” as that term is defined under Rule 16b-3 of the Exchange Act and an “outside director” as that term is defined in Treasury Regulations Section 1.162-27(3). The responsibilities of the compensation committee are included in its written charter. The functions of this committee include, among others:

•	determining, or recommending to our board of directors for determination, the compensation of our Chief Executive Officer and our other executive officers and reviewing and approving or recommending to our board of directors for approval performance goals relevant to such compensation;

•	evaluating and recommending the type and amount of compensation to be paid or awarded to the members of our board of directors;

•	approving, periodically evaluating and proposing amendments to long-term incentive plans;

•

evaluating and recommending to our board of directors new equity incentive plans, compensation plans and similar programs advisable for us, as well as recommending to our board of directors the modification or termination existing plans and programs; and

•	establishing or recommending policies with respect to compensation arrangements, including recoupment policies.

The compensation committee may delegate authority to the Chief Executive Officer to grant rights in, or options to purchase, shares of our common stock to eligible employees who are not executive officers, subject to certain limitations.

Nominating and corporate governance committee

Our nominating and corporate governance committee is comprised of Messrs. Hagin, Mendenhall and Waitman, with Mr. Hagin serving as Chairman of the committee. Our board of directors has determined that each member of the committee is “independent” under the Nasdaq Listing Rules and all applicable laws. The responsibilities of the nominating and corporate governance committee are included in its written charter. The functions of this committee include, among others:

•	interviewing, evaluating and recommending to our board of directors candidates for election as our directors, including nominations by stockholders;

•	responsibility for matters relating to nomination of directors;

•	maintaining formal criteria for selecting director nominees who will best serve the interests of our company and our stockholders;

•	considering and assessing the independence of members of our board of directors;

•	evaluating director performance on our board of directors and applicable committees of our board of directors and determining whether continued service on our board of directors is appropriate;

•	evaluating the adequacy of our corporate governance practices and policies;

•	reviewing and approving all related party transactions;

•

developing and periodically reviewing and recommending to our board of directors appropriate revisions to our corporate governance framework, including our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Governance Guidelines;

•	monitoring compliance with our Governance Guidelines;

•	reviewing the composition of each committee annually and presenting recommendations for committee membership for our board of directors to consider; and

•	reviewing and discussing with the CEO and reporting to our board of directors plans for executive officer development and corporate succession plans for the CEO and other executive officers.

Executive officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships between our directors and executive officers.

Compensation committee interlocks and insider participation

Prior to establishing our compensation committee, the compensation committee of Fox Factory, Inc., our wholly-owned subsidiary, made decisions relating to the compensation of our executive officers since all of our executive officers (or, in the case of Mr. Enterline, his wholly-owned consulting services corporation) had a consulting agreement, employment agreement or offer letter directly with Fox Factory, Inc. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-employee director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2012. Other than as set forth in the table and described more fully below, in 2012 we did not pay any compensation to, reimburse any expense of, or grant any equity awards or non-equity awards to any of the non-employee members of our board of directors.

In 2012, the standard fee arrangements for our non-employee directors (other than those serving on our board of directors on behalf of our Sponsor) included an annual cash retainer of $20,000, payable quarterly, for service as a director of Fox Factory, Inc. In addition, each non-employee director generally received options to purchase shares of our common stock upon his or her election or appointment to the board of directors of Fox Factory, Inc. Historically, the number of shares of our common stock subject to the options has varied from year to year and the options have generally vested in a single installment on the one-year anniversary of the grant date.

In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

The following table sets forth information for the year ended December 31, 2012 regarding the compensation awarded to, earned by or paid to persons who served as our directors during 2012 who are not named executive officers. Each of Messrs. Sabo, Maciariello, Bottiglieri and Massoud served on our board of directors on behalf of our Sponsor and received no compensation for his services as a director in 2012. We pay CGM management fees pursuant to the Management Services Agreement, as described below under “Certain relationships and related party transactions—Management Services Agreement.” Mr. Fox, the founder of Fox Factory, Inc., also received no compensation for his services as a director in 2012.

Name	Fees earned or paid in cash ($)		Option awards(1)	All other compensation		Total

Elias Sabo	—		—	—		—
Robert C. Fox, Jr.	—		—	—		—
Patrick A. Maciariello(2)	—		—	—		—
James J. Bottiglieri(3)	—		—	—		—
I. Joseph Massoud(4)	—		—	—		—
Dudley Mendenhall	$20,000	(5)(6)	$19,031(7)	—		$39,031
Carl Nichols	20,000	(6)	—	$13,020	(8)	33,020
Joseph Hagin	20,000	(6)	19,031(7)	—		39,031

(1)	Options exercisable for the following number of shares of our common stock were outstanding as of December 31, 2012: Mr. Mendenhall—100 shares; Mr. Nichols—140 shares and Mr. Hagin—100 shares.

(2)	Mr. Maciariello resigned from our board of directors on April 11, 2013.

(3)	Mr. Bottiglieri resigned from our board of directors on February 27, 2012.

(4)	Mr. Massoud resigned from our board of directors on November 30, 2012.

(5)	Mr. Mendenhall’s service as a director of Fox Factory, Inc. commenced on February 27, 2012. His compensation was not pro-rated even though he did not serve on the board of directors of Fox Factory, Inc. during all of 2012.

(6)	The director joined our board of directors on June 13, 2013. During 2012, the director served on the board of directors of Fox Factory, Inc. and received $20,000 as an annual retainer for such service.

(7)	The director was granted an option to purchase 100 shares of our common stock on February 27, 2012 with an exercise price of $340.91 per share as consideration for service as a director of Fox Factory, Inc. In June 2012, in connection with our recapitalization, this option was subsequently cancelled and the director was granted a new option to purchase 100 shares of our common stock with an exercise price of $239.33 per share. See “Certain relationships and related party transactions—Recapitalization—Cancellation and issuance of director options” below. The amounts in this column represent the aggregate grant date fair value of both the cancelled and new option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to our financial statements and related notes included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(8)	Represents amounts paid to Mr. Nichols in June 2012 in connection with the recapitalization transaction to compensate him for the loss in value of his outstanding stock options. See “Certain relationships and related party transactions—Recapitalization—Cancellation and issuance of director options” below.

Executive compensation

Summary compensation table for 2012

The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal year ended December 31, 2012:

Name and principal position	Salary	Non-equity incentive plan compensation(2)	Option awards(3)		All other compensation		Total

Larry L. Enterline(1)	$700,000	$750,000	$1,316,193	(4)	$30,000	(5)	$2,796,193
Chief Executive Officer

John Boulton	$246,539	$140,000	$275,072	(6)	—		$661,611
Senior Vice President, Global Operations

Zvi Glasman	$253,923	$150,000	$189,499	(7)	—		$593,422
Chief Financial Officer

(1)	In 2012, Mr. Enterline served as Chief Executive Officer of Fox Factory, Inc. pursuant to the terms of a Services and Secondment Agreement, as amended, or the Enterline Services Agreement, by and among us, Fox Factory, Inc. and Vulcan Holdings, Inc., Mr. Enterline’s wholly-owned consulting services corporation, or Vulcan. All amounts listed in the Summary Compensation Table for Mr. Enterline were paid to Vulcan as provided in the Enterline Services Agreement. See “Narrative disclosure to summary compensation table—2012 employment agreements and arrangements” below for additional information on the terms of this arrangement.

(2)	Amounts in this column represent cash performance bonuses earned for fiscal 2012 by the respective named executive officer pursuant to, in the case of Mr. Enterline, the Enterline Services Agreement and, in the case of Messrs. Boulton and Glasman, our offer letter or employment agreement, respectively, with the named executive officer. Cash performance bonuses were awarded to our named executive officers based on the achievement of specified company performance metrics and the achievement of individual performance goals. In addition, in June 2013 we paid to Mr. Enterline pursuant to the Enterline Services Agreement a bonus of $500,000 based on his superior performance and the overall strong performance of our company over the two-year period ended March 31, 2013. See “Narrative disclosure to summary compensation table—2012 employment agreements and arrangements” below for additional information.

(3)	The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 of the accompanying notes to our consolidated financial statements. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(4)	Consists of: (i) the aggregate grant date fair value of the new options to purchase 12,749 shares of our common stock with an exercise price of $239.33 per share granted to Vulcan; and (ii) the additional compensation expense, computed in accordance with FASB ASC Topic 718, incurred by us with respect to options to purchase an aggregate of 8,932 shares of our common stock that were subject to accelerated vesting, in each case, in connection with our recapitalization effected on June 15, 2012. See “Certain relationships and related party transactions—Recapitalization—Exercise of options and new option grants” below for additional information.

(5)	Consists of $30,000 for miscellaneous general and administrative costs paid to Vulcan. See “Narrative disclosure to summary compensation table—2012 employment agreements and arrangements” below for additional information on the terms of this arrangement.

(6)	Consists of: (i) the aggregate grant date fair value of an option to purchase 1,500 shares of our common stock with an exercise price of $287.86 per share granted to Mr. Boulton on October 3, 2012; (ii) the aggregate grant date fair value of a new option to purchase 1,415 shares of our common stock with an exercise price of $239.33 per share granted to Mr. Boulton in connection with our recapitalization effected on June 15, 2012; and (iii) the additional compensation expense, computed in accordance with FASB ASC Topic 718, incurred by us with respect to options to purchase an aggregate of 900 shares of our common stock that were subject to accelerated vesting in connection with our recapitalization effected on June 15, 2012. See “Certain relationships and related party transactions—Recapitalization—Exercise of options and new option grants” below for additional information.

(7)	Consists of: (i) the aggregate grant date fair value of the new option to purchase 2,287 shares of our common stock with an exercise price of $239.33 per share granted to Mr. Glasman; and (ii) the additional compensation expense, computed in accordance with FASB ASC Topic 718, incurred by us with respect to options to purchase an aggregate of 2,147 shares of our common stock that were subject to accelerated vesting, in each case in connection with our recapitalization effected on June 15, 2012. See “Certain relationships and related party transactions—Recapitalization—Exercise of options and new option grants” below for additional information.

Narrative disclosure to summary compensation table for 2012

2012 employment agreements and arrangements

During 2012, Mr. Enterline served as the Chief Executive Officer of Fox Factory, Inc. pursuant to a Services and Secondment Agreement, as amended, or the Enterline Services Agreement, by and among us, Fox Factory, Inc. and Vulcan Holdings, Inc., Mr. Enterline’s wholly-owned consulting services company, or Vulcan. Under the Enterline Services Agreement, we agreed to pay Vulcan an annual fee of $700,000, an annual incentive fee equal to the sum of (1) an escalating percentage of up to 100% of $500,000 and (2) an escalating percentage of up to 100% of $250,000, with each escalating percentage based on our company-wide EBITDA as compared to a target EBITDA for the year as provided for in the agreement. The amount listed under the column “Non-equity incentive plan compensation” in the Summary compensation table above represents the cash bonus amount that Vulcan received in 2012 based on the achievement of such targets. In addition, the agreement provided that we will pay a fee of up to $1.0 million if, our board of directors determines, in its reasonable discretion, that certain performance measures have been achieved. In June 2013, we paid to Mr. Enterline a $500,000 bonus in satisfaction of this obligation in light of his performance and the overall strong performance of the company. We also agreed to pay Vulcan $2,500 per month for general and administrative costs, as well as to reimburse Vulcan for reasonable, ordinary and necessary business expenses incurred by Mr. Enterline in connection with providing services to us under the Enterline Services Agreement.

During 2012, Mr. Boulton served as the Senior Vice President, Global Operations, of Fox Factory, Inc. pursuant to an offer letter with Fox Factory, Inc. Mr. Boulton’s annual base salary in 2012 was initially $240,000, which was increased to $250,000 in May 2012. In 2012, Mr. Boulton was eligible to receive an annual cash bonus equal to 20% to 60% of his annual base salary based on our achievement of certain EBITDA targets on a company-wide basis as provided for in the agreement and Mr. Boulton’s achievement of individual performance measures. The amount listed under the column “Non-equity incentive plan compensation” in the Summary compensation table for 2012 represents the cash bonus amount that Mr. Boulton received in 2012 based on the achievement of such targets and performance measures.

During 2012, Mr. Glasman served as the Chief Financial Officer of Fox Factory, Inc. pursuant to an employment agreement with Fox Factory, Inc. Mr. Glasman’s annual base salary in 2012 was initially $250,000, which was increased to $256,000 in May 2012. In 2012, Mr. Glasman was eligible to receive an annual cash bonus based on our achievement of certain EBITDA targets as provided for in the agreement on a company-wide basis and Mr. Glasman’s achievement of individual performance measures. The amount listed under the column “Non-equity incentive plan compensation” in the Summary compensation table for 2012 represents the cash bonus amount that Mr. Glasman received in 2012 based on the achievement of such targets and performance measures.

New Employment Agreements

In July 2013, Fox Factory Holding Corp. entered into new employment agreements with each of our named executive officers. These new employment agreements will become effective upon the closing of our public offering, at which time the Enterline Services Agreement, under which Mr. Enterline currently provides CEO services to us will terminate, and the employment agreement or offer letter, as applicable, between Fox Factory, Inc. and Messrs. Boulton and

Glasman will terminate (other than the right to receive a pro-rated incentive fee or bonus, as applicable, for 2013). The new employment agreements provide for base salaries, incentive compensation benefits, and, in certain circumstances, severance benefits.

The new employment agreements with each of Messrs. Enterline, Boulton, and Glasman provide for an initial base salary of $750,000, $250,000, and $295,000, respectively. Mr. Enterline is eligible to receive a lump sum cash performance bonus of $250,000 to $750,000 based on our achievement of certain EBITDA targets as provided for in his new employment agreement. Mr. Boulton and Mr. Glasman are each eligible to receive bonuses ranging from 14% to 42% and 25% to 75%, respectively, of their annual base salaries based on our achievement of certain EBITDA targets as provided for in their new employment agreements. Mr. Boulton is also eligible to receive a bonus ranging from 6% to 18% of his annual base salary based on his achievement of individual performance measures. In addition to base salary and performance bonuses, the new employment agreements provide for paid time off and the ability to participate in our employee benefit plans on the same terms as other similarly situated executive officers.

As described below, the new employment agreements also provide the named executive officers with certain payments and benefits upon certain terminations of employment. Under the new employment agreements, in order to receive certain severance benefits, each named executive officer is required to execute a general release in favor of our company. Furthermore, the new employment agreements prohibit the named executive officers from soliciting our employees for two years following their cessation of employment.

Under the terms of the new employment agreements, in the event that a named executive officer resigns without “Good Reason” (as defined below), or his employment terminates due to mutual agreement, death, disability (as defined in the new employment agreements), or for “Cause” (as defined below), such executive is entitled to receive the following payments and compensation: (i) accrued and unpaid annual base salary for services rendered prior to the date of termination or resignation and (ii) reimbursement of any un-reimbursed business expenses as of the date of termination or resignation. In addition, in the event of an executive’s cessation of employment due to his death or disability, such executive is also entitled to receive a pro rata lump sum cash payment of the executive’s performance bonus (which the executive would have earned under his new employment agreement if employed for the entire fiscal year in which such termination occurs, and payable during the year the applicable audited financial statements become available).

In the event a named executive officer’s employment is terminated for any reason other than death, disability, or for “Cause,” or if a named executive officer resigns for “Good Reason,” such executive officer is entitled, provided he executes a release in our favor, to receive the following payments and compensation: (i) accrued and unpaid annual base salary for services rendered prior to the date of termination or resignation; (ii) reimbursement of any un-reimbursed business expenses as of the date of termination or resignation; (iii) (a) severance in an amount equal to the named executive’s annual base salary as of the date of termination, unless the executive’s base salary was reduced in such a way as to trigger a “Good Reason” resignation, in which case the severance amount will be equal to the executive’s annual base salary prior to such reduction, provided that such severance amount is greater than the executive’s base salary at termination, payable in 12 substantially equal payments following execution of a release, or (b) if we terminate Mr. Enterline or Mr. Glasman without Cause within 24 months after a change of control, or Mr. Enterline or Mr. Glasman resign for Good Reason within 24 months after a change of control, severance in an amount equal to two times (in the case of Mr. Enterline) or 1.5 times (in the case of Mr. Glasman) such executive’s annual base salary, payable in 24 (in the case of Mr. Enterline) or 18 (in the case of Mr. Glasman) equal monthly payments following execution of a release; (iv) a pro rata payment of the executive’s performance bonus (which the executive would have earned under his new employment agreement if employed for the entire fiscal year in which termination occurs, payable during the year the applicable audited financial statements become available); and (v) continued company sharing in the cost of health care insurance during the period executive receives severance.

For purposes of the new employment agreements, termination for “Cause” means with respect to a named executive, one or more of the following: (i) willful or grossly negligent violation of any law which causes material injury to the business of our company (or any subsidiary) or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense; (ii) conduct causing us or any of our subsidiaries significant public disgrace or disrepute; (iii) any act or omission aiding or abetting a competitor, supplier, or customer of ours or any of our subsidiaries to the material disadvantage or detriment of us and our subsidiaries; (iv) the executive’s willful violation of fiduciary duties to our company or any subsidiary, including the duty of loyalty and the corporate opportunity doctrine; (v) commission of, or the act of fraud, dishonesty, misappropriation or embezzlement, or the executive’s commission of any felony offense; (vi) material breach of the executive’s representations, warranties, or covenants under his new employment agreement or any other agreement between the parties hereto that, if curable and unrelated to a breach of his confidentiality obligations, remains uncured for 15 days following written notice thereof from us to executive; and (vii) refusal to comply with our reasonable orders or directives (including refusal to perform, other than as a result of death or disability, material assigned duties or responsibilities that are consistent with normal business practices and his new employment agreement) or our (or our subsidiaries’) material and reasonable rules, regulations, policies, procedures or practices that are not inconsistent with the terms of his new employment agreement or applicable law, which continues uncured for 15 days following written notice thereof from us to the executive.

A resignation by a named executive officer will be deemed a resignation for “Good Reason” if the executive provides written notice to the company of the specific circumstances alleged to constitute Good Reason within 90 days after any one or more of the following events: (i) a reduction in executive’s base salary below the amount as of the date of his new employment agreement (other than a substantially similar reduction applicable to all executives); (ii) for Mr. Boulton only, our requiring, without the executive’s consent, that the executive relocate the executive’s principal place of business outside a 30-mile radius from the location where the executive is employed as of the effective date of his new employment agreement or such other location as consented to by the executive; (iii) material breach by us of his new employment agreement; or (iv) without the executive’s consent, a material reduction in the executive’s duties or responsibilities. Where curable, we will have 30 days to cure such circumstances upon the receipt of notice from the executive.

Perquisites, health, welfare and retirement plans and benefits

Health and welfare benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, including our medical, dental, vision, group life and disability insurance plans, in each case on the same basis as other employees.

401(k) plan

We maintain a tax-qualified retirement plan, our 401(k) plan, which provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits set forth in the Internal Revenue Code of 1986, as amended, or the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in select investment alternatives according to the participants’ directions. Our 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to our 401(k) plan and earnings on those contributions are not taxable to the employees until distributed and all contributions are deductible by us when made.

Perquisites and personal benefits

We do not provide perquisites or personal benefits to our named executive officers. We do, however, pay certain premiums for term life insurance and accidental death and dismemberment for all of our employees, including all of our named executive officers, other than Mr. Enterline prior to completion of this offering since, prior to such time, he was a consultant and not an employee.

Pension benefits and non-qualified deferred compensation

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Outstanding equity-based awards at fiscal year-end 2012

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2012:

Name	Option awards
	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Option exercise price per share	Option expiration date

Larry L. Enterline(1)	—	(2)	12,749	$239.33	6/15/2022
John Boulton	—	(3)	2,700	241.53	3/1/2021
	—	(4)	1,415	239.33	6/15/2022
	—	(5)	1,500	287.86	10/3/2022
Zvi Glasman	—	(6)	2,287	239.33	6/15/2022

(1)	Options were granted to Vulcan.

(2)	The option was granted pursuant to the 2008 Plan and will vest in a single installment on June 15, 2013, the one year anniversary of the grant date of the award, subject to full acceleration of vesting upon the occurrence of a change of control of our company or the death or permanent and total disability of Mr. Enterline.

(3)	The option was granted pursuant to the 2008 Plan and was originally exercisable for a total of 4,500 shares of our common stock. As granted, this option vests as to 1/5 of the total number of shares covered by the option on the first anniversary of the grant date of March 1, 2011 and vests as to 1/5 of the shares each anniversary thereafter until fully vested, subject to full acceleration of vesting upon the occurrence of a change of control of our company or the death or permanent and total disability of Mr. Boulton. In connection with our recapitalization in June 2012, vesting of options exercisable for 1/5 of the total number of shares was accelerated and options as to 2/5 of the total number of shares were exercised.

(4)	The option was granted pursuant to the 2008 Plan and vests as to 1/3 of the shares on March 1, 2014 and vests as to 1/3 of the shares each anniversary thereafter until fully vested, subject to full acceleration of vesting upon the occurrence of a change of control of our company or the death or permanent and total disability of Mr. Boulton.

(5)	The option was granted pursuant to the 2008 Non-Statutory Plan and vests as to 1/5 of the shares on the first anniversary of the grant date of October 3, 2012 and vests as to 1/5 of the shares each anniversary thereafter until fully vested, subject to full acceleration of vesting upon the occurrence of a change of control of our company or the death or permanent and total disability of Mr. Boulton.

(6)	The option was granted pursuant to the 2008 Plan and vests as to 1/2 of the shares on the first anniversary of the grant date of June 15, 2012, with the remainder vesting on the second anniversary of the grant date, subject to full acceleration of vesting upon the occurrence of a change of control of our company or the death or permanent and total disability of Mr. Glasman.

Equity-based incentive plans

2008 Stock Option Plan

Our board of directors adopted our 2008 Stock Option Plan, or the 2008 Plan, on January 4, 2008, and the 2008 Plan was approved by our stockholders in January 2008. The 2008 Plan was subsequently amended in November 2008 to increase the total number of shares issuable under the 2008 Plan by 53,444 shares of our common stock. The 2008 Plan will be terminated upon the effective date of the 2013 Omnibus Plan (as defined under “—2013 Omnibus Plan” below). The purpose of the 2008 Plan was to enable us to attract and retain the best available talent and to encourage the highest level of performance. Employees and directors of our company and our subsidiaries are eligible to receive option grants under the 2008 Plan. The 2008 Plan is currently administered by our compensation committee. Prior to the establishment of our compensation committee in July 2013, the 2008 Plan was administered by our board of directors based on recommendations of the compensation committee of Fox Factory, Inc.

Stock subject to the 2008 Plan.    The maximum aggregate number of shares that can be issued under the 2008 Plan is 125,000 shares of our common stock. As of March 31, 2013, 78,483 shares of our common stock had been issued under the 2008 Plan and options to purchase an additional 46,222 shares of our common stock were outstanding under the 2008 Plan.

Stock options.    Our compensation committee is authorized to grant incentive and/or non-statutory stock options under the 2008 Plan. The exercise price of all stock options granted under the 2008 Plan must equal at least 100% of the fair market value of our common stock on the date of grant (except for greater than 10% owners, as provided below). Incentive stock options granted under the 2008 Plan must be exercised within 10 years from the date of grant, and the period for exercising any non-statutory stock options is set by our compensation committee; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock or of the stock of our parents or subsidiaries, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The option price is payable only in cash, except if our company undergoes a change of control, in which case the option price may be satisfied through shares obtained through exercise of the option in connection with the change of control. Subject to the provisions of the 2008 Plan, our compensation committee determines the remaining terms of the options (e.g., vesting and the period following a participant’s termination of service during which the participant may exercise his or her option, provided that in no event may an option be exercised later than the expiration of its term).

Plan termination.    Upon the completion of this offering, the 2008 Plan will be terminated and no shares of our common stock will remain available for future issuance under the 2008 Plan. However, the 2008 Plan will continue to govern the terms and conditions of awards originally granted under the 2008 Plan. Shares originally reserved for issuance under the 2008 Plan but which are not issued or subject to outstanding grants on the effective date of the 2013 Omnibus Plan, and shares subject to outstanding options under the 2008 Plan on the effective date of the 2013 Omnibus Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under the 2008 Plan that are subsequently forfeited will again become available for awards under the 2013 Omnibus Plan on or after the date the 2013 Omnibus Plan becomes effective.

2008 Non-Statutory Stock Option Plan

Our board of directors adopted our 2008 Non-Statutory Stock Option Plan, or the 2008 Non-Statutory Plan, on May 6, 2008. The 2008 Non-Statutory Plan was subsequently amended in December 2012 to increase the total number of shares issuable under the 2008 Non-Statutory Plan by 30,000 shares of our common stock. The 2008 Non-Statutory Plan will be terminated upon the effective date of the 2013 Omnibus Plan. The purpose of the 2008 Non-Statutory Plan was to enable us to attract and retain the best available talent and to encourage the highest level of performance. Employees and directors of our company and our subsidiaries are eligible to receive option grants under the 2008 Non-Statutory Plan. The 2008 Non-Statutory Plan is currently administered by our compensation committee. Prior to the establishment of our compensation committee in July 2013, the 2008 Non-Statutory Plan was administered by our board of directors based on recommendations of the compensation committee of Fox Factory, Inc.

Stock subject to the 2008 Non-Statutory Plan.    The maximum aggregate number of shares that can be issued under the 2008 Non-Statutory Plan is 40,900 shares of our common stock. As of March 31, 2013, 2,540 shares of our common stock had been issued under the 2008 Non-Statutory Plan and options to purchase an additional 7,840 shares of our common stock were outstanding under the 2008 Non-Statutory Plan.

Stock options.    Our compensation committee is authorized to grant non-statutory stock options under the 2008 Non-Statutory Plan. The period for exercising any options granted under the 2008 Non-Statutory Plan is set by our compensation committee. The option price is payable only in cash, except if our company undergoes a change of control, in which case the option price may be satisfied through shares obtained through exercise of the option in connection with the change of control. Subject to the provisions of the 2008 Non-Statutory Plan, our compensation committee determines the remaining terms of the options (e.g., vesting and the period following a participant’s termination of service during which the participant may exercise his or her option, provided that in no event may an option be exercised later than the expiration of its term).

Plan termination.    Upon the completion of this offering, the 2008 Non-Statutory Plan will be terminated and no shares of our common stock will remain available for future issuance under the 2008 Non-Statutory Plan. However, the 2008 Non-Statutory Plan will continue to govern the terms and conditions of awards originally granted under the 2008 Non-Statutory Plan. Shares originally reserved for issuance under the 2008 Non-Statutory Plan but which are not issued or subject to outstanding grants on the effective date of the 2013 Omnibus Plan, and shares subject to outstanding options under the 2008 Non-Statutory Plan on the effective date of the 2013 Omnibus Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under the 2008 Non-Statutory Plan that are subsequently forfeited will again become available for awards under the 2013 Omnibus Plan on or after the date the 2013 Omnibus Plan becomes effective.

2013 Omnibus Plan

In July 2013, our board of directors and stockholders adopted the 2013 Omnibus Plan, which will become effective on the closing of this offering, and which will serve as the successor to our 2008 Plan and 2008 Non-Statutory Plan. The 2013 Omnibus Plan will be the sole plan under which we make equity-based awards to our employees, directors and consultants upon the closing of this offering. However, the 2008 Plan and the 2008 Non-Statutory Plan will continue to govern the terms and conditions of awards originally granted under the 2008 Plan and the 2008 Non-Statutory Plan, respectively.

Effective upon the closing of this offering, we expect to grant to Messrs. Enterline, Glasman, and Galasso, each an executive officer, awards of restricted stock units representing             ,             and              underlying shares of common stock, respectively. The awards are expected to vest in four equal annual increments of 25% each, commencing with the one year anniversary date of the grant date. In addition, we expect to grant on the date of the consummation of this offering an award of restricted stock units to each of Messrs. Hagin, Mendenhall, Nichols and Waitman, each a non-employee director. Such awards are expected to vest on the day before our annual meeting of stockholders to be held in 2014 and the number of shares subject to these awards shall be determined by dividing $20,000 by the initial public offering price in this offering.

Share reserve.    We have reserved      shares of our common stock for issuance under the 2013 Omnibus Plan, plus an additional number of shares equal to any shares that are subject to outstanding awards under the 2008 Plan and the 2008 Non-Statutory Plan and which either cease for any reason to be subject to such awards or are forfeited, cancelled or repurchased at their original issue price. In addition, the following shares of our common stock will again be available for grant or issuance under the 2013 Omnibus Plan:

•	shares subject to awards granted under the 2013 Omnibus Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2013 Omnibus Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Term.    We anticipate that the 2013 Omnibus Plan will terminate 10 years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors.

Award forms and limitations.    We anticipate that the 2013 Omnibus Plan will authorize the award of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance-based compensation and other stock-based awards. For stock options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Code, the maximum number of shares subject to ISO awards will be     . The maximum will be      shares for each of the following award types granted to any one person within any fiscal year of ours: (i) the shares subject to ISOs, (ii) the shares subject to stock options and stock appreciation rights, (iii) the shares subject to performance-based compensation awards, (iv) restricted stock, restricted stock units and unrestricted stock, and (v) all other stock-based awards.

Eligibility.    Only our and our affiliates’ employees, consultants and board members are eligible to receive awards under the 2013 Omnibus Plan, although awards may be made to employees and consultants to whom an offer of employment has been or is being extended. Our compensation committee determines who will receive awards, and all of their terms and conditions.

Administration.    The 2013 Omnibus Plan will be administered by our compensation committee, all of the members of which will be non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. Our compensation committee will have the authority to construe and interpret the 2013 Omnibus Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2013 Omnibus Plan may be made subject to “performance factors” and other terms in order to qualify as performance based compensation for the purposes of Section 162(m) of the Code.

Stock options.    The 2013 Omnibus Plan will provide for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted the 2013 Omnibus Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock appreciation rights.    Stock appreciation rights provide for a payment, or payments, in cash, shares of our common stock or a combination of both, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price that must be at least equal to the fair market value of our common stock on the date of grant. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock.     A restricted stock award is an offer by us to issue or to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Restricted stock units.    A restricted stock unit is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions.

Unrestricted stock.    An unrestricted stock award is an award of shares of our common stock that is issued without forfeiture restrictions.

Performance-based compensation.    An award of performance-based compensation is an award that covers a number of shares of our common stock (or a designated cash value) that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions. We will have the flexibility, but not the obligation, to structure these awards in a manner that is intended to exempt them from the deduction limitations set forth in Section 162(m) of the Code.

Other stock-based awards.    Stock-based awards, such as dividend equivalent rights and other awards denominated or payable in shares of our common stock, may be granted as additional compensation for services or performance.

Additional provisions.    Awards granted under the 2013 Omnibus Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are non-ISOs or stock appreciation rights may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the non-ISOs or stock appreciation rights by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

If we experience a change of control transaction, and unless an award provides otherwise: outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company, and outstanding awards that are not assumed or substituted will become fully vested and non-forfeitable, exercisable in the case of options and stock appreciation rights, and satisfied at target levels in the case of performance-based awards. Unless an award provides otherwise, if an award is assumed or substituted by the successor company in connection with a change of control transaction and the holder’s employment or service to us is terminated without cause or the holder terminates his or her employment or service to us for good reason, in each case within 24 months of such change of control transaction, all assumed or substituted awards held by such holder will become fully vested and non-forfeitable. All awards will be equitably adjusted in the case of stock splits, recapitalizations and similar transactions.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed above under “Executive compensation,” the following is a summary of material provisions of transactions occurring since January 1, 2011, of which we have been a party and in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, have had or will have a direct or indirect material interest.

Our Sponsor

Compass Group Diversified Holdings LLC, our Sponsor, is a selling stockholder in this offering. Our Sponsor is managed by CGM. CGM also provides services to us as described in “—Management Services Agreement” below. In addition, one of our directors, Elias Sabo, owns a portion and is the sole manager of CGM.

Management Services Agreement

Under a Management Services Agreement between Fox Factory, Inc. and CGM, CGM performs executive, financial and managerial oversight services for us. During each of the years ended December 31, 2010, 2011 and 2012, CGM received a management fee of $0.5 million paid quarterly in arrears, plus reimbursement of reasonable expenses incurred in connection with the provision of services to us. For the three months ended March 31, 2013, we paid CGM a management fee of $125,000. The Management Services Agreement provides our Sponsor with customary exculpation and indemnification protections. In connection with this offering, we will terminate the Management Services Agreement and will pay CGM any accrued but unpaid management fees. The exculpation and indemnification provisions will survive the termination.

Existing Credit Facility

Our Sponsor provides us with our Existing Credit Facility. As of March 31, 2013 and June 30, 2013, our outstanding borrowings from our Sponsor under the Existing Credit Facility were $52.9 million and $65.5 million, respectively. For a description of the Existing Credit Facility, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit facility.” Currently with the closing of this offering, we intend to use the net proceeds we receive from this offering to repay a majority of the then outstanding indebtedness under our Existing Credit Facility. We also intend to enter into our New Credit Facility and to terminate the Existing Credit Facility upon the consummation of this offering.

Recapitalization

On June 15, 2012, we engaged in a recapitalization involving our debt, outstanding stock and stock options. As discussed below, the recapitalization involved (1) borrowing additional funds from our Sponsor, (2) paying dividends to our stockholders, (3) the acceleration of the vesting of certain options, (4) the net exercise of stock options by certain officers and directors, (5) the granting of new options to certain employees, officers and directors, (6) the cancellation and re-issuance of options to two of our directors, (7) the purchase of shares of our common stock by our Sponsor from certain of our employees, officers and directors, and (8) the purchase of shares of our common stock by certain of our employees, officers and directors from us. All purchases of common stock (other than purchases under pre-existing options) and grants of new options occurred at the same price per share.

Credit facility and dividends

In connection with our recapitalization, we entered into an amendment to our Existing Credit Facility with our Sponsor. Among other changes, the amendment provided for a $60.0 million term loan and increased the revolver commitment by $2.0 million to $30.0 million. Borrowings under our Existing Credit Facility in large part enabled us to fund a $67.0 million cash dividend to our stockholders in June 2012, approximately $62.3 million of which was issued to the following directors, executive officers and beneficial holders of more than 5% of our voting stock in the following respective amounts: our Sponsor, $50.7 million; Robert C. Fox, Jr., $9.3 million; Mario Galasso, $1.1 million; Zvi Glasman, $0.8 million; John Boulton, $0.03 million; Larry L. Enterline, $0.3 million; Carl Nichols, $0.04 million; and Joseph Hagin, $0.03 million.

Exercise of options and new option grants

At the time of our recapitalization, we accelerated the vesting of certain options and certain of our option holders exercised outstanding options on a net exercise basis (by paying their exercise price and applicable tax withholdings by receiving fewer shares upon exercise). Our participating directors and executive officers received an aggregate of 22,029 shares of our common stock upon exercise, with an aggregate value of approximately $7.3 million, as follows: Mario Galasso (7,140 shares); Zvi Glasman (8,572 shares); John Boulton (486 shares); Larry L. Enterline (4,827 shares); Carl Nichols (578 shares) and Joseph Hagin (426 shares). We also granted new options to certain of our employees, officers and directors at such time. Our participating directors and executive officers received options to purchase an aggregate of 18,927 shares of our common stock, with an exercise price of $239.33 per share, as follows: Mario Galasso (2,276 shares); Zvi Glasman (2,287 shares); John Boulton (1,415 shares); Larry L. Enterline (12,749 shares); Joseph Hagin (100 shares) and Dudley Mendenhall (100 shares).

Cancellation and issuance of director options

As part of our recapitalization, to reflect the reduced value of our common stock caused by our cash dividend, we cancelled 100 outstanding options held by each of our directors, Joseph Hagin and Dudley Mendenhall, each with an exercise price of $340.91 per share, and issued them the same number of replacement options, each at an exercise price of $239.33 per share. In addition, Carl Nichols, one of our directors, was paid a cash bonus of $13,020 to compensate him for the loss in value on his outstanding options.

Purchases and sales of common stock

In connection with our recapitalization, our Sponsor purchased shares of our common stock from our employees, officers and directors. Our participating directors and executive officers sold an aggregate of 11,576 shares of our common stock to our Sponsor at a sales price of $330.96 per share, as follows: Mario Galasso (7,140 shares); Zvi Glasman (2,308 shares); John Boulton (486 shares); Larry L. Enterline (1,390 shares); Carl Nichols (145 shares) and Joseph Hagin (107 shares). In addition, we sold an aggregate of 5,350 and 364 shares of our common stock to our executive officers Mario Galasso and John Boulton, respectively, at a purchase price of $330.96 per share. In December 2012, our Sponsor purchased an aggregate of an additional 194 and 232 shares of our common stock from our executive officers Mario Galasso and Zvi Glasman, respectively, at a purchase price of $287.86 per share, to cover additional taxes owed by such executive officers in connection with our recapitalization.

Stockholders’ agreement

In connection with our Sponsor’s acquisition of a majority interest in us in January 2008, we entered into a stockholders’ agreement with our Sponsor and certain other stockholders, including executive officers, which was most recently amended in May 2013. The stockholders’ agreement contains provisions relating to (i) restrictions on transfer of shares, which generally prohibited stockholders from transferring shares of our common stock, other than in connection with a tag along right, a drag along transaction, our exercise of a call right following the resignation of an officer or director on less than 90 days’ notice to us, or otherwise in limited circumstances such as to affiliates or for estate planning purposes, (ii) tag along rights in connection with certain sales of shares by our Sponsor, (iii) drag along rights in favor of our Sponsor in connection with any sale of at least a majority of the shares held by our Sponsor, (iv) preemptive rights, and (v) prohibitions on certain stockholders (other than our Sponsor and other institutional owners) from competing with our company, or soliciting our customers or employees, while such persons are stockholders of our company until one year after the final disposition of such person’s shares. The stockholders’ agreement will be terminated upon the closing of this offering.

Registration rights agreement

We have entered into a registration rights agreement with our Sponsor and certain other stockholders, which was most recently amended and restated in May 2013. The registration rights agreement provides our stockholders and their permitted transferees with certain demand registration rights in respect of the shares of our common stock held by them. In addition, in the event that we register additional shares of our common stock for sale to the public following the consummation of this offering, we will be required to give notice of such registration to our Sponsor and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, our Sponsor and such holders will have piggyback registration rights providing them with the right to require us to include shares of our common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions, associated with any registration of shares described above. In addition, under the registration rights agreement, all expenses, other than underwriting discounts and commissions, incurred in connection with registration, filings or qualifications pursuant to this offering (but excluding the fees and disbursements of counsel for the selling stockholders) will be borne by us.

For a more complete description of our registration rights agreement, see “Description of capital stock—Registration rights”.

Real property leases

Under a triple net lease dated July 1, 2003, we rent our Watsonville, California manufacturing and office facilities from Robert C. Fox, Jr., the founder of Fox Factory, Inc. and a minority stockholder of our company. Under this lease we paid Mr. Fox $1.1 million each year during the years ended December 31, 2010, 2011 and 2012. The lease ends on June 30, 2018, and is subject to annual adjustments for cost-of-living based upon the Consumer Price Index.

Under a sublease dated January 1, 2012 and sublease Addendum dated June 28, 2013, we sublease approximately 3,665 square feet of space on the first floor of the building of our headquarters, 915 Disc Drive, Scotts Valley, California, to Robert C. Fox, Jr. These premises are permitted to be used for research and development and office space. Under this sublease, Mr. Fox pays rent in the amount of $5,000 per month, subject to pro ration in the event Mr. Fox occupies subleased premises for less than a month.

Loan

In June 2012, Fox Factory, Inc. provided a one-time loan to John Boulton for personal reasons in the amount of $150,000. Mr. Boulton received a bonus from us in the amount of $251,095 in April 2013 in recognition of his outstanding service to our company, the after-tax net proceeds of which were used to repay the loan in full ($150,000 of such payment represented the outstanding principal amount under the loan and $380 of such payment represented interest accrued on such principal amount). This loan is no longer outstanding.

Vendor relationship

During the years ended December 31, 2010 and 2011, Staffmark Holdings, Inc., or Staffmark, provided temporary staffing services to our company in the amounts of $6.5 million and $7.1 million, respectively. Our Sponsor owned a majority of Staffmark from 2000 until October 2011, when it sold its interest in Staffmark.

Information sharing and cooperation agreement

In connection with this offering, we intend to enter into an Information Sharing and Cooperation Agreement, or the Information Agreement, with Compass Diversified Holdings, on behalf of itself and our Sponsor. Under the Information Agreement, the parties will agree to share certain information with each other, refrain from changing their respective fiscal year without the consent of the other party, refrain from making or adopting certain changes to their accounting estimates or accounting policies and principles and consult and cooperate with each other as to the timing of certain SEC filings, earnings releases, press releases and other public disclosures. Subject to its terms, under the Information Agreement we also agreed to select the same registered public accounting firm as our Sponsor; maintain appropriate disclosure controls and procedures and internal controls over financial reporting; prepare and deliver to our Sponsor certain financial information and reports, including reports to be filed with the SEC. The majority of our obligations in the Information Agreement terminate at such time as our Sponsor is no longer required to consolidate our results of operations and financial position while our remaining obligations terminate at such time as our Sponsor is no longer required to account for its investment in us under the equity method of accounting.

Limitation of liability and indemnification of officers and directors

Prior to the completion of this offering, we expect to adopt an Amended and Restated Certificate of Incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers and selected advisors that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers and such advisors against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by such individuals in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers and as our advisors.

The limitation of liability and indemnification provisions that will be included in our Amended and Restated Certificate of Incorporation and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We will obtain prior to the closing of this offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directed share program

The underwriters have reserved for sale, at the initial public offering price, up to approximately      shares of our common stock being offered to certain of our business associates, officers, directors, employees and certain of their family members, as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Policies and procedures for related party transactions

Our board of directors will adopt a written related person transaction policy to be effective upon completion of this offering to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. As provided by our nominating and corporate governance committee charter to be effective upon completion of this offering, our nominating and corporate governance committee is responsible for reviewing and approving in advance any related party transaction. Prior to the creation of our nominating and corporate governance committee, our full board of directors will review related party transactions.

Principal and selling stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2013, and the beneficial ownership of our common stock as adjusted to reflect the sale of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2013 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on      shares of our common stock outstanding as of March 31, 2013. Percentage ownership of our common stock after this offering assumes the sale of              shares of common stock will be sold by us in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Fox Factory Holding Corp., 915 Disc Drive, Scotts Valley, CA 95066. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

Beneficial owner name	Shares beneficially owned before this offering		Shares being offered		Shares beneficially owned after this offering
	Number	%	Excluding exercise of over- allotment	Including exercise of over- allotment	Excluding exercise of over- allotment		Including exercise of over- allotment
					Number	%	Number	%

Greater than 5% stockholders:
Compass Group Diversified Holdings LLC(1)	546,297	75.8%

Named executive officers and directors:
Larry L. Enterline(2)	3,437	*
John Boulton	364	*
Zvi Glasman(3)	8,031	1.1%
Robert C. Fox, Jr.	100,000	13.9%
Joseph Hagin(4)	419	*
Dudley Mendenhall(5)	100	*
Carl Nichols(6)	573	*
Elias Sabo	—	—
Ted Waitman	—	—
All current executive officers and directors as a group (10 persons)(7)	124,582	17.3%

Other selling stockholders:
Madison Capital Funding Co-Investment Fund LP(8)	13,000	1.8%

*	Denotes beneficial ownership of less than 1%.

(1)	Compass Diversified Holdings, a Delaware statutory trust, is the parent of Compass Group Diversified Holdings, LLC. Compass Group Diversified Holdings LLC, as the sponsor of Compass Diversified Holdings, beneficially owns our shares of common stock. Compass Group Diversified Holdings LLC’s address is Sixty One Wilton Road, Second Floor, Westport, CT 06880. All shares of our common stock beneficially owned by Compass Group Diversified Holdings LLC, or our Sponsor, have been pledged to our Sponsor’s lenders as security under our Sponsor’s credit facility with a group of lenders led by TD Securities (USA) LLC.

(2)	Consists solely of shares held by Vulcan Holdings, Inc. Mr. Enterline is the Chief Executive Officer and owns all of the capital stock of Vulcan Holdings, Inc. He is also the Chief Executive Officer of our company.

(3)	Consists of 6,032 shares of our common stock held directly by Mr. Glasman and 2,000 shares of our common stock held by the Zvi & Marlise Glasman Family Trust, of which Mr. Glasman is a trustee. Mr. Glasman is the Chief Financial Officer of our company.

(4)	Consists of 319 shares of our common stock held directly by Mr. Hagin and options to purchase 100 shares of our common stock that are exercisable in whole or in part within 60 days of March 31, 2013. Mr. Hagin serves on our board of directors.

(5)	Consists of 100 shares of our common stock that are exercisable by Mr. Mendenhall in whole or in part within 60 days of March 31, 2013. Mr. Mendenhall serves on our board of directors.

(6)	Consists of 433 shares of our common stock held directly by Mr. Nichols and options to purchase 140 shares of our common stock that are exercisable in whole or in part within 60 days of March 31, 2013. Mr. Nichols serves on our board of directors.

(7)	Consists of shares included under “Executive officers and directors,” and 11,657 shares of our common stock held by one of our other executive officers.

(8)	Madison Capital Funding Co-Investment Fund LP is managed by its general partner, MCF Co-Investment GP LP. MCF Co- Investment GP LP is controlled by its general partner, MCF Co-Investment GP LLC, an entity wholly-owned by Madison Capital Funding LLC. Trevor Clark, K. Thomas Klimmeck, Devon Russell, Hugh Wade and Christopher Williams are Senior Managing Directors of Madison Capital Funding LLC and members of the Executive Committee of Madison Capital Funding LLC and have voting and dispositive power over shares of our common stock. Madison Capital Funding Co-Investment Fund LP’s address is 30 South Wacker Drive, Suite 3700, Chicago, IL 60606.

Description of capital stock

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. We expect to adopt an Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, or our Charter Documents which will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of capital stock,” you should refer to our Charter Documents and Amended and Restated Registration Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of      shares of common stock, $0.001 par value per share, and      shares of undesignated preferred stock, $0.001 par value per share.

As of March 31, 2013, there were      shares of our common stock outstanding, held by 20 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the Nasdaq Global Select Market to issue additional shares of our capital stock.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Amended and Restated Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2013, we had outstanding options to purchase an aggregate of 54,062 shares of our common stock, with a weighted average exercise price of $226.22, pursuant to our 2008 Plan and 2008 Non-Statutory Plan.

Registration rights

After the completion of this offering, our Sponsor and certain other of our stockholders (and their permitted transferees) that are party to our Amended and Restated Registration Rights Agreement dated as of May 12, 2013, or the Rights Agreement, will be entitled to rights regarding the registration of their unregistered shares of our common stock under the Securities Act.

Under the Rights Agreement, we have agreed that all expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications effected pursuant to the Rights Agreement (but excluding the fees and disbursements of counsel to the holders of registration rights) will be borne by us. We are also obligated to indemnify the holders of registration rights and any underwriter, and the holders of registration rights are required to indemnify us, for certain liabilities in connection with offerings conducted under the Rights Agreement.

Piggyback registration rights

Pursuant to the terms of the Rights Agreement, if, subject to certain exceptions, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, we are required to give prompt written notice of such registration to our stockholders who are a party to the Rights Agreement. Upon the written request of such stockholders, we will, subject to certain limitations, use commercially reasonable efforts to cause to be registered under the Securities Act all registrable securities that our stockholders have requested to be registered. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered to the amount that the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Registration rights

Stockholders who are a party to the Rights Agreement can request that we register all or a portion of their registrable securities. As soon as practicable after receiving such request, we will effect such registration unless: (1) such registration of registrable securities on Form S-3 (or if Form S-3 is not permitted for such registration, then pursuant to Form S-1) would become effective prior to 90 days following the effective date of a registration initiated by us, subject to certain exceptions; (2) such stockholders propose to sell shares of our common stock or other securities at an aggregate price to the public (before deduction of any underwriters’ discounts or commissions) of less than $10.0 million with respect to a Form S-3 registration or $30.0 million with respect to a Form S-1 registration; (3) such registration is to remain effective for a period exceeding 180 days from the effective date thereof; or (4) within the 12 month period preceding the date of such request, we have already effected two registrations for our stockholders under the Rights Agreement.

Additionally, we will have the right to delay the filing of or suspend the use of a registration statement under certain circumstances when we are in possession of material non-public information.

Expiration of registration rights

The registration rights expire as to a holder in May 2018 or earlier if a holder no longer holds “registrable securities” as defined in the Rights Agreement.

Anti-takeover provisions

The provisions of Delaware law, our Charter Documents, as will take effect immediately prior to the completion of this offering, and which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw provisions

Our Charter Documents, as will take effect immediately prior to the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of our board of directors or management team, including the following:

•

Board of directors vacancies.    Our Charter Documents authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified board.    Our Charter Documents provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of directors.”

•

Stockholder action; special meeting of stockholders.    Our Amended and Restated Certificate of Incorporation provides that our stockholders may take action by written consent, but only until the date that our Sponsor and its affiliates no longer collectively beneficially own (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, at least a majority of the voting power of all then outstanding shares of our capital stock, or the Trigger Date. From and after the Trigger Date, our stockholders may not take action by written consent and may only take action at annual or special meetings of our stockholders. In addition, our Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by our board of directors, our Chairperson of the board of directors, our Lead Director (if we do not have a Chairperson or the Chairperson is disabled), our Chief Executive Officer or our President (in the absence of a Chief Executive Officer) or, until the Trigger Date, our Sponsor, thus prohibiting a stockholder from calling a special meeting (other than, prior to the Trigger Date, the Sponsor). These provisions could delay the ability of our stockholders (other than, prior to the Trigger Date, our Sponsor) to force consideration of a proposal or take action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations.    Our Amended and Restated Bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended and Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No cumulative voting.    The DGCL provides that stockholders may cumulate votes in the election of directors if the corporation’s certificate of incorporation allows for such mechanism. Our Amended and Restated Certificate of Incorporation does not permit cumulative voting.

•	Directors removed only for cause. Our Amended and Restated Certificate of Incorporation provides that stockholders may remove directors only for cause.

•

Issuance of undesignated preferred stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to      shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•

Amendment of Charter Document provisions.    Until the Trigger Date, any amendment or repeal of the above provisions in our Charter Documents, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, powers and preferences thereto, will require approval by holders of at least a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. From and after the Trigger Date, any amendment or repeal of the above provisions in our Charter Documents, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, powers and preferences thereto, will require approval by holders of at least two-thirds of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors.

Choice of forum

Our Amended and Restated Certificate of Incorporation provides that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of our company owed to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Charter Documents, (iv) any action to interpret, apply, enforce or determine the validity of our Charter Documents, or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. The enforceability of similar choice of forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

We have applied for the listing of our common stock on the Nasdaq Global Select Market under the symbol “FOXF.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2013, we will have a total of      shares of our common stock outstanding, assuming no exercise of options. Of these outstanding shares, all of the      shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus,     additional shares of common stock will become eligible for sale in the public market, of which      shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-up agreements

We, the selling stockholders, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. may, in their discretion, and with our consent, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144 of the Securities Act, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares as of immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by such rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

As of March 31, 2013, options to purchase a total of 54,062 shares of common stock pursuant to our 2008 Plan and 2008 Non-Statutory Plan were outstanding, of which options to purchase 10,260 shares were exercisable, and no options were outstanding or exercisable under the 2013 Omnibus Plan.

Registration statement on Form S-8

As promptly as possible after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under our 2008 Plan, 2008 Non-Statutory Plan and our 2013 Omnibus Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive compensation—Equity-based incentive plans” for a description of our equity incentive plans.

Registration rights

Pursuant to the Rights Agreement, the holders of up to      shares of our common stock, or their permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, and a large number of shares may be sold into the public market. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section titled “Description of capital stock—Registration rights” for a description of these registration rights.

Material U.S. federal income tax consequences to non-U.S. holders

This section summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this section, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	An individual citizen or resident of the United States;

•

A corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder, nor does it address any estate or gift tax consequences or the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). Except where noted, this section deals only with common stock that is held as a capital asset. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those summarized below.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign tax jurisdiction.

Distributions on common stock

If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on disposition of common stock” below.

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished us with:

•

a valid Internal Revenue Service Form W-8BEN or other applicable form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made to certain foreign intermediaries, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or other applicable form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on disposition of common stock

Subject to the discussion of backup withholding and withholding tax relating to foreign accounts below, if you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Additional withholding tax relating to foreign accounts

A 30% United States federal withholding tax may apply to any dividends paid after December 31, 2013, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of tax withheld, if any, with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding may apply to distribution payments to a non-U.S. holder of our common stock and information reporting and backup withholding may apply to the payments of the proceeds of a sale of our common stock within the U.S. or through certain U.S.-related financial intermediaries, unless the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Robert W. Baird & Co. Incorporated, William Blair & Company, L.L.C. and Piper Jaffray & Co. are acting as joint book-running managers of this offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, including the closing of the New Credit Facility, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
CJS Securities, Inc.

Total

The underwriters are committed to purchase all of the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to      additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

In connection with the offering of shares of our common stock described in this prospectus, a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act.

At our request, the underwriters have reserved for sale at the initial public offering price up to approximately     shares of our common stock being offered for sale to certain of our business associates, officers, directors, employees and certain of their family members. We will offer these shares to the extent permitted under applicable regulations in the United States. The sales will be made by Robert W. Baird & Co. Incorporated through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify Robert W. Baird & Co. Incorporated in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts and commissions listed on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. To the extent such shares are purchased by any of our existing stockholders who have entered into lock-up agreements with the underwriters, then such shares will be subject to the restrictions contained in such agreements.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholder	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.4 million, which will be paid by us. We have agreed to reimburse the underwriters for expenses related to clearing of this offering with the Financial Industry Regulatory Authority, Inc. (FINRA) in an amount up to $50,000. Such reimbursement is deemed to be underwriting compensation by FINRA.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, other than the shares of our common stock to be sold hereunder.

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on the Nasdaq Global Select Market under the symbol “FOXF.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities)

and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Specifically, SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., will serve as administrative agent and a lender under our New Credit Facility, and SunTrust Robinson Humphrey, Inc. will serve as sole lead arranger and sole book manager under our New Credit Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

Paul Hastings LLP, Orange County, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Experts

The consolidated financial statements as of December 31, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.ridefox.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Fox Factory Holding Corp.

Independent auditors’ report

To the Board of Directors and Stockholders of

Fox Factory Holding Corp.

Scotts Valley, California

We have audited the accompanying consolidated balance sheets of Fox Factory Holding Corp. and subsidiary (the “Company”) as of December 31, 2011 and 2012 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fox Factory Holding Corp. and subsidiary as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

San Jose, California

May 13, 2013

Fox Factory Holding Corp.

Consolidated balance sheets

(In thousands, except share and per share data)

	As of December 31,		As of March 31,	Pro Forma March 31,
	2011	2012	2013	2013
			(unaudited)

Assets

Current Assets:
Cash and cash equivalents	$114	$15	$136
Accounts receivable (net of allowance for doubtful accounts of $372, $440, $423 at December 31, 2011, and 2012, and March 31, 2013, respectively)	18,263	25,224	22,912
Inventory	29,531	34,255	42,734
Income tax receivable	209	—	—
Prepaids and other current assets	1,768	2,242	2,271
Deferred tax assets	2,605	3,405	3,537

Total current assets	52,490	65,141	71,590
Property and equipment, net	9,005	11,789	12,105
Loan fees, net—related party	456	1,665	1,550
Goodwill	31,372	31,372	31,372
Intangibles, net	36,633	32,153	30,812

Total assets	$129,956	$142,120	$147,429

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	16,570	19,551	27,779
Accrued expenses	7,398	10,156	9,257
Liability reserve for uncertain tax positions	5,410	7,292	7,768
Current portion of long-term debt—related party	4	3,000	3,000

Total current liabilities	29,382	39,999	47,804
Line of credit—related party	1,450	750	5,100
Long-term debt, less current portion—related party	13,839	55,500	44,750
Deferred rent	451	1,132	1,119
Deferred tax liabilities	17,539	15,155	14,828

Total liabilities	$62,661	$112,536	$113,601

Commitments and contingencies (Note 9)

Stockholders’ Equity
Common stock, $0.001 par value—1,500,000 authorized as of December 31, 2011, 2012, and March 31, 2013; 646,500 shares issued and outstanding as of December 31, 2011; 720,343 shares issued and outstanding as of December 31, 2012 and March 31, 2013; 720,343 shares issued and outstanding, pro forma	1	1	1	1
Additional paid-in capital	34,123	49,201	49,903	49,903
Accumulated other comprehensive income	—	1	(6)	(6)
Retained earnings (deficit)	33,171	(19,619)	(16,070)	(16,070)

Total stockholders’ equity	67,295	29,584	33,828	33,828

Total liabilities and stockholders’ equity	$129,956	$142,120	$147,429	$147,429

The accompanying notes are an integral part of these consolidated statements.

Fox Factory Holding Corp.

Consolidated statements of income

(In thousands, except per share data)

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

Sales	$170,983	$197,739	$235,869	$45,671	$54,878
Cost of sales	122,373	140,849	173,040	32,572	39,163

Gross profit	48,610	56,890	62,829	13,099	15,715

Operating expenses:
Sales and marketing	10,293	11,748	12,570	3,177	3,284
Research and development	7,321	9,750	9,727	2,376	2,355
General and administrative	6,202	7,588	9,063	1,951	2,673
Amortization of purchased intangibles	5,217	5,217	5,315	1,304	1,341

Total operating expenses	29,033	34,303	36,675	8,808	9,653

Income from operations	19,577	22,587	26,154	4,291	6,062

Other expense, net:
Interest expense	(2,637)	(1,982)	(3,486)	(233)	(957)
Other income (expense), net	39	(13)	(277)	(46)	34

Other expense, net	(2,598)	(1,995)	(3,763)	(279)	(923)

Income before income taxes	16,979	20,592	22,391	4,012	5,139
Provision for income taxes	6,210	7,054	8,181	1,373	1,590

Net income	$10,769	$13,538	$14,210	$2,639	$3,549

Earnings per share:
Basic	$16.62	$20.92	$20.59	$4.04	$4.93
Diluted	$15.72	$19.45	$20.30	$3.76	$4.83

Weighted average shares used to compute earnings per share:
Basic	648	647	690	653	720
Diluted	685	696	700	701	735

Pro forma earnings per share (unaudited):
Basic			$20.59		$4.93
Diluted			$20.30		$4.83

Weighted average shares used to compute pro forma earnings per share (unaudited):
Basic			690		720
Diluted			700		735
Supplemental pro forma net income per share (unaudited)(1)
Shares used to calculate supplemental pro forma net income per share (unaudited)

(1)	Unaudited supplemental pro forma net income per share has been presented in accordance with the SEC Staff Accounting Bulletin Topic 1.B.3, or SAB 1.B.3. As outlined in SAB 1.B.3, the special dividend paid in June 2012 was in excess of the net income for the twelve-months ended March 31, 2013 of $15.1 million. Accordingly, under SAB 1.B.3, the Company has included all shares, for which proceeds accrue to the Company, issued under this offering in the shares used to calculate supplemental pro forma net income per share.

The accompanying notes are an integral part of these consolidated statements.

Fox Factory Holding Corp.

Consolidated statements of comprehensive income

(In thousands)

	For the years ended December 31,			For the three months ended March 31,

	2010	2011	2012	2012	2013
				(unaudited)

Net income	$10,769	$13,538	$14,210	$2,639	$3,549
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	1	—	(7)

Other comprehensive income (loss)	—	—	1	—	(7)

Comprehensive income	$10,769	$13,538	$14,211	$2,639	$3,542

The accompanying notes are an integral part of these consolidated statements.

Fox Factory Holding Corp.

Consolidated statements of stockholders’ equity

for the years ended December 31, 2010, 2011, and 2012, and three months ended March 31, 2013

(In thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (deficit)	Total stockholders’ equity
	Shares	Amount

Balance—January 1, 2010	648,500	$1	$33,306	$—	$8,864	$42,171
Repurchase of common stock	(4,862)	—	(1,102)	—	—	(1,102)
Issuance of common stock upon exercises of employee stock options	2,862	—	334	—	—	334
Excess tax benefit from exercise of stock options	—	—	31	—	—	31
Stock-based compensation expense	—	—	524	—	—	524
Net income	—	—	—	—	10,769	10,769

Balance—December 31, 2010	646,500	$1	$33,093	$—	$19,633	$52,727
Stock-based compensation expense	—	—	1,030	—	—	1,030
Net income	—	—	—	—	13,538	13,538

Balance—December 31, 2011	646,500	$1	$34,123	$—	$33,171	$67,295
Repurchase of common stock	(100)	—	(29)	—	—	(29)
Issuance of common stock upon exercises of employee stock options	52,177	—	—	—	—	—
Excess tax benefit from exercise of stock options	—	—	5,755	—	—	5,755
Proceeds from equity issuance, net	21,766	—	7,204	—	—	7,204
Dividend distribution	—	—	—	—	(67,000)	(67,000)
Stock-based compensation expense	—	—	2,148	—	—	2,148
Foreign currency translation adjustment	—	—	—	1	—	1
Net income	—	—	—	—	14,210	14,210

Balance—December 31, 2012	720,343	$1	$49,201	$1	$(19,619)	$29,584
Stock-based compensation expense(*)	—	—	702	—	—	702
Foreign currency translation adjustment (*)	—	—	—	(7)	—	(7)
Net income (*)	—	—	—	—	3,549	3,549

Balance—March 31, 2013(*)	720,343	$1	$49,903	$(6)	$(16,070)	$33,828

(*)	Unaudited

The accompanying notes are an integral part of these consolidated statements.

Fox Factory Holding Corp.

Consolidated statements of cash flows

(In thousands)

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

OPERATING ACTIVITIES:
Net income	$10,769	$13,538	$14,210	$2,639	$3,549
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,150	6,598	7,204	1,713	1,885
Provision for doubtful accounts	35	46	68	42	(17)
Stock-based compensation	524	1,030	2,148	303	702
Excess tax benefit from exercise of stock options	(31)	—	(5,755)	(800)	—
(Gain) loss on disposal of property and equipment	(7)	63	253	—	(7)
Deferred taxes	(1,374)	(2,430)	(3,184)	(110)	16
City of Watsonville loan credit	(32)	(32)	(4)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,984)	(1,153)	(7,029)	1,869	2,329
Inventory	(11,087)	(1,476)	(4,723)	(4,729)	(8,479)
Income taxes receivable	386	2,744	7,846	1,361	1,369
Prepaids and other current assets	263	(762)	(474)	(219)	(28)
Other assets	215	207	387	51	115
Accounts payable	3,904	636	2,981	5,633	8,227
Accrued expenses	1,995	2,060	2,758	(2,683)	(2,269)
Deferred rent	482	(31)	681	664	(18)

Net cash provided by operating activities	10,208	21,038	17,367	5,734	7,374

INVESTING ACTIVITIES:
Purchases of property and equipment	(2,425)	(3,067)	(4,928)	(1,454)	(860)
Proceeds from sale of property and equipment	7	11	2	—	7
Purchase of intangible assets	—	—	(835)	—	—

Net cash used in investing activities	(2,418)	(3,056)	(5,761)	(1,454)	(853)

FINANCING ACTIVITIES:
Repurchase of common stock	(1,102)	—	(29)	—	—
Proceeds from exercise of common stock options	334	—	—	—	—
Proceeds from equity issuance	—	—	7,204	—	—
Excess tax benefit from exercise of stock options	31	—	5,755	800	—
Dividends paid	—	—	(67,000)	—	—
Proceeds (payments) on related party line of credit	4,107	(7,682)	(700)	(5,089)	(6,400)
Proceeds from issuance of related party debt	—	—	58,404	—	—
Repayment of related party debt	(10,984)	(10,688)	(15,339)	—	—

Net cash used in financing activities	(7,614)	(18,370)	(11,705)	(4,288)	(6,400)

CHANGE IN CASH AND CASH EQUIVALENTS	176	(388)	(99)	(8)	121
CASH AND CASH EQUIVALENTS—Beginning of period	326	502	114	114	15

CASH AND CASH EQUIVALENTS—End of period	$502	$114	$15	$106	$136

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$7,197	$6,738	$3,510	$121	$202
Cash paid for interest	$2,565	$1,809	$2,787	$241	$869

The accompanying notes are an integral part of these consolidated statements.

Fox Factory Holding Corp.

Notes to consolidated financial statements

Years ended December 31, 2010, 2011 and 2012

and the three months ended March 31, 2012 and 2013 (unaudited)

1. Nature of Business and Summary of Significant Accounting Policies

Fox Factory Holding Corp. (the “Company”) is a designer, manufacturer and marketer of high end suspension products for mountain bikes and powered vehicles, which includes all-terrain vehicles, snowmobiles and other off-road vehicles. The Company acts both as a tier one supplier to leading action sports original equipment manufacturers (“OEM”) and provides aftermarket products to retailers and distributors (“AM”).

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation—The consolidated financial statements include the Company and its wholly owned subsidiary, Fox Factory, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include the useful lives of fixed assets and intangible assets, allowances for doubtful accounts, warranty reserve, stock-based compensation, income taxes and inventory write-downs. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties—The Company is subject to those risks common in manufacture-driven markets, including, but not limited to, competitive forces, dependence on key personnel, customer demand for its products, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

Unaudited Interim Consolidated Financial Information—The accompanying consolidated balance sheet as of March 31, 2013, the consolidated statements of income, comprehensive income and cash flows for the three months ended March 31, 2012 and 2013 and the consolidated statement of stockholders’ equity for the three months ended March 31, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2013 and its results of operations and cash flows for the three months ended March 31, 2012 and 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013 or for any other interim period or other future year.

Unaudited Pro Forma Consolidated Balance Sheet—Upon the consummation of the initial public offering contemplated by the Company, the Company does not expect the capital structure to change as the Company does not have any outstanding convertible instruments or other equity awards that would convert to common stock. As a result the March 31, 2013 unaudited pro forma consolidated balance sheet data has been prepared assuming no changes to the Company’s capital structure.

Foreign Currency Translation—The Company’s foreign branch records its assets, liabilities, and results of operations in its local currency, which is its functional currency. The Company translates its branch financial statements into U.S. dollars each reporting period for purposes of consolidation.

Assets and liabilities of the Company’s foreign branch are translated at the period-end currency exchange rates while sales, expenses, gains, and losses are translated at the average currency exchange rates in effect for the period, the effects of these translation adjustments are reported in the statements of comprehensive income.

Cash and Cash Equivalents—Cash consists of cash maintained in a checking account. All highly liquid investments purchased with an original maturity date of 90 days or less at the date of purchase are considered to be cash equivalents.

Concentration of Credit Risk—Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. A significant portion of the Company’s cash is held at one large financial institution. The Company has not experienced any losses in such accounts.

The Company mitigates its credit risk with respect to accounts receivable by performing ongoing credit evaluations and monitoring of its customers’ accounts receivable balances. In aggregate, as of December 31, 2011, two customers accounted for 26% of accounts receivable. In aggregate, as of December 31, 2012 three customers accounted for 36% of accounts receivable. In aggregate, as of March 31, 2013, two customers accounted for 35%, of accounts receivable.

During the years ended December 31, 2010, 2011, and 2012, one customer represented 16%, 12% and 13%, of sales, respectively. During the three months ended March 31, 2013, one customer represented 14% of revenue. No customers accounted for more than 10% of revenue during the three months ended March 31, 2012.

The Company purchased approximately 58%, 58%, and 43% of its product components for the years ended December, 31, 2010, 2011, and 2012, respectively, from ten vendors. The Company purchased approximately 52%, and 49% of its product components for the three months ended March, 31, 2012 and 2013, respectively, from ten vendors. As of December 31, 2011 and 2012, and March 31, 2013 amounts due to these vendors represented approximately 38%, 43% and 39% of accounts payable, respectively.

Provision for Doubtful Accounts—The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, the aging of the accounts receivable, historical write-offs, and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, the Company’s estimate of the recoverability of the amounts due could be reduced by a material amount.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

Allowance for doubtful accounts:
Balance, beginning of period	$291	$326	$372	$372	$440
Add: bad debt expense	68	104	87	42	1
Less: write-offs, net of recoveries	(33)	(58)	(19)	—	(18)

Balance, end of period	$326	$372	$440	$414	$423

Inventories—Inventories are stated at the lower of standard cost (which generally approximates actual costs on a first-in first-out basis) or market. Cost includes raw materials, direct labor, and manufacturing overhead. Market value is based on current replacement cost for raw materials and on a net realizable value for finished goods. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.

Leasehold improvements are amortized on a straight-line basis over the terms of the lease, or the useful lives of the assets, whichever is shorter. Depreciation and amortization periods for the Company’s property and equipment are as follows:

Asset Classification	Estimated useful life

Machine shop equipment	15 years
Manufacturing equipment	5-7 years
Office equipment and furniture	5-7 years
Transportation equipment	5 years

Impairment of Long-lived Asset—The Company periodically reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to their estimated fair values. Fair value is estimated based on discounted future cash flows. No impairment charges were recorded during the years ended December 31, 2010, 2011 and 2012 or during the three months ended March 31, 2012 and 2013.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Annually the Company either makes a qualitative assessment prior to proceeding to step 1 of the annual goodwill impairment test or performs a two-step impairment test. If the Company makes a qualitative assessment and it determines that the fair value of the reporting unit is less than its carrying amount, the Company would perform step 1 of the annual goodwill impairment test and, if necessary, proceed to step 2. Otherwise, no further evaluation is necessary. For the two-step impairment test, in the first step, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company determines the fair value of the reporting unit based on a weighting of income and market approaches. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company performs the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. Impairments, if any, are charged directly to earnings. The Company has a single reporting unit for purposes of assessing goodwill impairment. No impairment charges have been incurred to date.

Intangible assets include customer relationships and our core technology, are subject to amortization over their respective useful lives, and are classified in intangibles, net in the accompanying consolidated balance sheet. These intangibles are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. If facts and circumstances indicate that the carrying value might not be recoverable, projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful lives is compared against their respective carrying amounts. Trademarks are considered to be indefinite life intangibles, and are not amortized but are subject to testing for impairment annually. No impairments of intangible assets were identified in the years ended December 31, 2010, 2011 and 2012 or during the three months ended March 31, 2012 and 2013.

Revenue Recognition—The Company recognizes sales when persuasive evidence of an arrangement exists, title has transferred, the sales price is fixed or determinable, and collectability of the receivable is probable. Provisions for discounts, rebates, sales incentives, returns, and other adjustments are provided for in the period the related sales are recorded based on an assessment of historical trends and current projection of future results. Sales are recorded net of sales tax.

Cost of Sales—Cost of sales primarily consists of materials and labor expense in the manufacturing of the Company’s products. Cost of sales also includes provisions for excess and obsolete inventory, warranty costs, certain allocated costs for facilities, depreciation and other expenses associated with logistics and quality control. Additionally, it includes stock-based compensation for personnel directly involved with manufacturing the Company’s product offerings.

Sales and Marketing—Sales and marketing expenses include costs related to sales, customer service and marketing personnel, including their wages, employee benefits and related stock based compensation, and occupancy related expenses. Other significant sales and marketing expenses include race support and sponsorships of events and athletes, advertising and promotions related to trade shows, travel and entertainment, and promotional materials, products and sales offices costs.

Research and Development—Research and development expenses consist primarily of salaries and personnel costs, including wages, employee benefits and related stock based compensation for our engineering, research and development teams, occupancy related expenses, fees for third party consultants, service fees, and expenses for prototype tooling and materials, travel, and supplies. The company expenses research and development costs as incurred.

General and Administrative—General and administrative expenses include costs related to executive, finance, information technology, human resources and administrative personnel, including wages, employee benefits and related stock based compensation expenses. The Company records professional and contract service expenses, occupancy related expenses associated with corporate locations and equipment, and legal expenses in general and administrative expenses. Currently the Company pays annual management fees of $0.5 million to an affiliate of the Company’s majority stockholder, Compass Group Diversified Holdings LLC (“Compass”), which fees are included as part of general and administrative expenses.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The forfeiture rate is based on an analysis of the Company’s actual historical forfeitures.

Shipping and Handling Fees and Costs—The Company includes shipping and handling fees billed to customers in sales. Shipping costs associated with inbound freight are capitalized as part of inventory and included in cost of sales as products are sold.

Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Advertising—Advertising costs are expensed as incurred. Costs incurred for advertising totaled $0.4 million, $0.4 million, and $0.5 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $0.1 million for the three months ended March 31, 2012 and 2013.

Warranties—The Company offers limited warranties on its products for one to two years. The Company recognizes estimated costs related to warranty activities as a component of cost of sales upon product shipment. The estimates are based upon historical product failure rates and historical costs incurred in correcting product failures. The recorded amount is adjusted from time to time for specifically identified warranty exposures. Actual warranty expenses are charged against the Company’s estimated warranty liability when incurred. Factors that affect the Company’s liability include the number of units, historical and anticipated rates of warranty claims, and the cost per claim.

Comprehensive Income—In June 2011, the FASB issued an accounting standards update that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company retrospectively adopted these new standards in the first quarter of 2012 and has presented a separate consolidated statement of comprehensive income for the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2012 and 2013.

Fair Value of Financial Instruments—The carrying value of the Company’s financial instruments, including cash, accounts receivable and accounts payable approximate their fair value. Debt with a carrying value $15.3 million at December 31, 2011 had a fair value of approximately $14.2 million. Debt with a carrying value of $59.3 million at December 31, 2012 had a fair value of approximately $58.4 million. Debt with a carrying value of $52.9 million at March 31, 2013 had a fair value of approximately $51.8 million. The fair value is based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

Subsequent Events—The Company has evaluated subsequent events after the audited balance sheet date of December 31, 2012 through May 13, 2013, the date the consolidated financial statements were issued. With respect to the unaudited consolidated financial statements as of and for the three months ended March 31, 2013, the Company has evaluated subsequent events through June 11, 2013, the date these unaudited consolidated financial statements were issued.

Recent Accounting Pronouncements

Fair Value Measurement—In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” or ASU 2011-04. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards, or IFRS. The amendments in ASU 2011-04 explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU No. 2011-04 did not have an impact on our financial position or results of operations.

Comprehensive Income: Presentation—In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” or ASU 2011-05, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of GAAP and IFRS. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. We adopted the provisions of ASU 2011-05 on January 1, 2012. The adoption of ASU 2011-05 did not have an impact on our financial position or results of operations.

Comprehensive Income: Reclassifications—In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” or ASU 2013-02, to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05, which were deferred indefinitely under ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” or ASU 2011-12, issued in December 2011. The amendments in ASU 2013-02 would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income by the respective line items of net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of ASU 2013-02 will not have an impact on our financial position or results of operations.

Goodwill Impairment Testing—In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment,” or ASU 2011-08, which simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted the provisions of ASU 2011-08 on January 1, 2012. The adoption of ASU 2011-08 did not have an impact on our financial position or results of operations.

Release of Cumulative Translation Adjustment—In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” or ASU 2013-05, which resolves diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 will not have a material impact on our financial position or results of operations.

2. Recapitalization

On June 18, 2012, the Company entered into an amendment to the inter-company loan agreement (“Loan Agreement”) with its majority stockholder, Compass. The Loan Agreement was amended to (i) provide for term loan borrowings of $60.0 million and an increase to the revolving loan commitment of $2.0 million and to permit the proceeds thereof to fund cash distributions totaling $67.0 million by the Company to stockholders, (ii) extend the maturity dates of the term loans under the Loan Agreement, and (iii) modify borrowing rates under the Loan Agreement. All other material terms and conditions of the Loan Agreement were unchanged.

3. Inventory

Inventory consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2011	2012	2013
			(unaudited)

Raw materials	$21,761	$25,822	$32,070
Work-in-process	1,194	1,460	2,058
Finished goods	6,576	6,973	8,606

Total inventory	$29,531	$34,255	$42,734

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2011	2012	2013
			(unaudited)

Machinery and manufacturing equipment	$9,479	$11,099	$11,592
Office equipment and furniture	3,292	4,095	3,832
Transportation equipment	1,016	1,315	1,436
Leasehold improvements	2,821	4,729	4,998

Total	16,608	21,238	21,858
Accumulated depreciation	(7,603)	(9,449)	(9,753)

Net property and equipment	$9,005	$11,789	12,105

Depreciation and amortization expense was approximately $0.9 million, $1.4 million and $1.9 million for the years ended December 31, 2010, 2011, and 2012, respectively and $0.4 million and $0.5 million for the three months ended March 31, 2012 and 2013, respectively.

5. Goodwill and Intangible Assets

Intangible assets, excluding goodwill, are comprised of the following (in thousands):

	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average life (years)

December 31, 2011:
Customer relationships OEM	$7,400	$(2,467)	$4,933	11
Customer relationships AM	4,300	(2,150)	2,150	7
Core technology	32,500	(16,250)	16,250	7

Total	44,200	(20,867)	23,333
Trademarks, not subject to amortization			13,300

Total			$36,633

December 31, 2012:
Customer relationships OEM	$7,400	$(3,083)	$4,317	11
Customer relationships AM	4,300	(2,688)	1,612	7
Core technology	32,500	(20,313)	12,187	7
Patents	835	(98)	737	5

Total	45,035	(26,182)	18,853
Trademarks, not subject to amortization			13,300

Total			$32,153

March 31, 2013: (unaudited)
Customer relationships OEM	$7,400	$(3,238)	$4,162	11
Customer relationships AM	4,300	(2,822)	1,478	7
Core technology	32,500	(21,328)	11,172	7
Patents	835	(135)	700	5

Total	45,035	(27,523)	17,512
Trademarks, not subject to amortization			13,300

Total			$30,812

Goodwill was $31.4 million as of December 31, 2011 and 2012 and March 31, 3013. None of the goodwill is deductible for tax purposes.

Amortization of intangibles was approximately $5.2 million, $5.2 million and $5.3 million for the years ended December 31, 2010, 2011, and 2012, respectively and $1.3 million and $1.3 million for the three months ended March 31, 2012 and 2013, respectively.

The following is the expected amortization schedule for the years 2013 through 2017 and thereafter (in thousands) as of December 31, 2012:

Year

2013 (remainder)	$5,346
2014	5,364
2015	5,364
2016	752
2017	690
Thereafter	1,319

Total	$18,853

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2011	2012	2013
			(unaudited)

Payroll and related expenses	$4,381	$5,256	$3,550
Warranty(2)	2,799	4,582	4,058
Related party—Compass(1)	184	292	265
Income tax payable	—	9	1,378
Other accrued expenses	34	17	6

Total	$7,398	$10,156	9,257

(1)	Activity relates to interest and management fees payable to Compass.

(2)	Activity related to warranties is as follows (in thousands):

Balance at December 31, 2010	$1,695
Charge to cost of sales	3,317
Costs incurred	(2,213)

Balance at December 31, 2011	2,799
Charge to cost of sales	5,180
Costs incurred	(3,397)

Balance at December 31, 2012	4,582
Charge to cost of sales	776
Costs incurred	(1,300)

Balance at March 31, 2013 (unaudited)	$4,058

7. Related Party Transactions

During fiscal year 2008, the Company entered into various loans with its majority stockholder, Compass. Amounts outstanding were $15.3 million, $59.3 million and $52.9 million as of December 31, 2011 and 2012 and March 31, 2013, respectively. Interest expense on the Compass loans was approximately $2.6 million, $1.8 million and $2.8 million for the years ended December 31, 2010, 2011 and 2012, respectively and $0.2 million and $0.9 million for the three months ended March 31, 2012 and 2013, respectively. In addition, there were annual management fees of $0.5 million paid to an affiliate of Compass for each of the fiscal years ended December 31, 2010, 2011, and 2012 and $0.1 million and $0.1 million for the three months ended March 31, 2012 and 2013, respectively.

Fox Factory, Inc. has a triple-net building lease for its manufacturing and office facilities in Watsonville, California. The building is owned by Robert Fox, a founder and minority stockholder of the Company. The term of the lease ends June 30, 2018, with monthly rental payments, which are adjusted annually for a cost-of-living increase based upon the consumer price index. Payments made under this lease were $1.1 million for each of the years ended December 31, 2010, 2011 and 2012 and $0.3 million and $0.3 million for the three months ended March 31, 2012 and 2013, respectively. See Note 9 for a detail of the future minimum rental payments under this operating lease.

During the fiscal year ended December 31, 2011, The Company utilized Staffmark, a provider of temporary staffing, temp to hire and permanent placement services. Compass was an investor in Staffmark, up to October 2011, when the investment was sold. During the fiscal year ended December 31, 2011, Staffmark provided $7.1 million in temporary staffing services, of which $0.6 million was included in accounts payable as of December 31, 2011.

8. Debt

Line of Credit

In connection with the acquisition of the Fox Factory, Inc. on January 4, 2008, the Company obtained a $22 million revolving line of credit (“Line of Credit”) from Compass, the majority stockholder. The line of credit matures in January 2014, or such earlier date pursuant to an event of default as defined in the agreement. In March 2011, the amount available under the Line of Credit was increased to $28.0 million. The Line of Credit carried an interest rate of 6.75%, as of December 31, 2011, and 2012 and March 31, 2013.

The balance under the Line of Credit as of December 31, 2011 and 2012, and March 31, 2013 of $1.5 million, $0.8 million and $5.1 million, respectively, was classified as a long-term liability as the maturity date is June 2018.

Term-Debt

In January 2008, in connection with the acquisition of Fox Factory, Inc, the Company also obtained a $23.0 million Term A Loan Commitment (‘Term A”) from Compass. The Term A loan was originally scheduled to mature in January 2014, or such earlier date pursuant to an event of default as defined in the agreement. As of December 31, 2011 the initial Term A loan was paid in full.

In January 2008, the Company also obtained a $20.0 million Term B Loan Commitment (“Term B”) from Compass, the majority stockholder. The Term B loan had a maturity date of January 4, 2015, or such earlier date pursuant to an event of default as defined in the respective agreement. The Term B loan carried an interest rate of 8.04% as of December 31, 2011. As of December 31, 2012, the Term B loan was paid in full.

In June 2012, the Company performed a recapitalization of debt with Compass. The Loan Agreement was amended to (i) provide for Term A loan borrowings of $60.0 million and an increase to the revolving loan commitment of $2.0 million, increasing the total available under the Line of Credit to $30.0 million, (ii) extend the maturity dates of the term loans under the Loan Agreement to June 18, 2018, and (iii) modify borrowing rates under the Loan Agreement to a fluctuating rate between 3.50% and 5.50% above either LIBOR or the Prime Rate, respectively, whichever is more favorable for the Company.

The Loan Agreement is subject to certain financial covenants, with which the Company was in compliance at December 31, 2011 and 2012 and March 31, 2013. The Term Debt and Line of Credit with Compass are collateralized by the Company’s right, title and interest in the Company’s net assets except for certain excluded intangible assets as defined in the collateral agreement with Compass.

City of Watsonville (“City”)

The City note payable is due to the Redevelopment Agency, with an original balance of $0.3 million. Interest accrues on the note at a variable rate. The effective interest rate at December 31, 2011 and 2012 was 3.25%. Terms of the note include performance by the Company of a Relocation and Rehabilitation Agreement, whereby the Company is to maintain a minimum number of full-time employees that are also Watsonville residents. If the Company complies with this agreement, it is entitled to an annual credit against the principal and accrued interest due in the amount of $32,000. Noncompliance with this agreement will alter the payment terms of the note. As of December 31, 2011, the balance of $4,000 was recorded as current portion of long term debt. The note was fully paid as of December 31, 2012.

Long-term debt and the related current portion consist of the following (in thousands):

	As of December 31,		As of March 31,
	2011	2012	2013
			(unaudited)

Term A loan	$—	$58,500	$47,750
Term B loan	13,839	—	—
City note payable	4	—	—

	13,843	58,500	47,750
Less current portion	(4)	(3,000)	(3,000)

Total	$13,839	$55,500	44,750

Future principal payments of long-term debt as of December 31, 2012, are as follows (in thousands):

Year

2013	$3,000
2014	3,000
2015	3,000
2016	3,000
2017	3,000
Thereafter	43,500

Total	$58,500

9. Commitments and Contingencies

Operating Leases—The Company has operating lease agreements for office, research and development, and sales and marketing space that expire at various dates. The Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Rent expense was $1.9 million, $2.2 million, and $2.8 million for the years ended December 31, 2010, 2011 and 2012, respectively and $0.7 million and $0.7 million for the three months ended March 31, 2012 and 2013, respectively. See Note 7, for additional information on related party operating leases.

Approximate remaining future minimum lease payments under these operating leases as of December 31, 2012, are as follows (in thousands):

Year	Future payments	Related party future payments	Total future payments

2013	$1,783	$1,143	$2,926
2014	1,573	1,143	2,716
2015	1,486	1,143	2,629
2016	1,188	1,143	2,331
2017	712	1,143	1,855
Thereafter	29	571	600

	$6,771	$6,286	$13,057

The Company has entered into licensing and consulting agreements with various third parties, of which, non-cancelable future minimum payments under such agreements total $1.1 million as of December 31, 2012.

Indemnification Agreements—In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. While the outcome of these matters cannot be predicted with certainty, the Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on the Company’s consolidated balance sheet, consolidated statement of operations, consolidated statements of comprehensive loss, or consolidated statements of cash flows.

10. Stock-Based Compensation

Stock Option Plan—The Company has two stock option plans (the “Plans”). The Company’s Plans have authorized 165,900 shares of the Company’s common stock for options, which may be granted to employees or directors of any subsidiary of the Company. Options have various vesting schedules. Shares under the Plans are available for grant from authorized, but unissued or reacquired, shares of the Company.

The Plans are administered by the Board of the Company or, if established by the Board, the Compensation Committee of the Board, which has the authority to determine the type of incentive award, as well as the terms and conditions of the awards, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price; and (iv) the duration of the option. Options granted under the Plans generally vest over five years and expire no later than 10 years from the date of grant. As of December 31, 2011 and 2012, 38,018 and 82,038 shares were available for grant under the Plans, respectively.

Stock option activity under the Plans was as follows:

	Number of shares outstanding	Weighted- average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)

Balance at December 31, 2010	72,378	$77.95	6	$11,833
Options granted (weighted average fair value of $38.20 per share)	25,504	245.58

Balance at December 31, 2011	97,882	$121.69	6	$16,218
Options granted (weighted average fair value of $73.69 per share)	40,722	$248.29
Options exercised	(81,023)	$112.62
Options forfeited	(3,719)	$275.58

Balance at December 31, 2012	53,862	$225.76	9	$6,828
Options granted (weighted average fair value of $120.48 per share)	200	$352.52
Options exercised	—	—
Options forfeited	—	—

Balance at March 31, 2013 (unaudited)	54,062	$226.22	9	$6,828

Options vested and expected to vest—December 31, 2012	53,862	$225.76	9	$6,828

Options exercisable—December 31, 2012	8,208	$106.51	9	$2,018

Options vested and expected to vest—March 31, 2013 (unaudited)	54,062	$226.22	8	$6,828

Options exercisable—March 31, 2013 (unaudited)	10,260	$133.71	6	$2,245

A summary of options outstanding and exercisable as of December 31, 2012, is as follows:

	Options Outstanding

Exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Number exercisable

$50.00	3,220	5	3,220
$100.00	3,220	5	3,220
$177.99	2,000	8	800
$239.33	33,082	9	—
$241.53	2,700	8	540
$275.92	2,000	8	400
$287.38	140	9	28
$287.86	7,500	10	—

	53,862	9	8,208

Employee Stock-Based Compensation—The fair value of options on the date of grant is estimated using the Black-Scholes option-pricing model using the single-option award approach with the weighted average assumptions set forth below. The Company estimates the expected term of options granted by taking the average of the vesting term and the contractual term of the option. Estimated volatilities are based on an analysis of comparable companies and the Company’s leverage. The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury strips maturing at the expected option term. Although the Company paid a dividend as part of the recapitalization, the Company does not intend to pay cash dividends in the future, as such, expected dividends are zero. Expected forfeitures are based on the Company’s historical experience.

In conjunction with the Company’s recapitalization, discussed in Note 2, modifications were made to certain employee stock option agreements. These modifications included the acceleration of vesting of options exercisable for the purchase of 19,421 shares of common stock and adding a net share settlement feature to the agreements. Additionally, certain stock option agreements were cancelled and replacement options were issued with a lower exercise price, pursuant to the grants anti-dilution provisions in the underlying agreements. The lower exercise price of the replacement options reflects the change in value of the underlying stock, which resulted from the recapitalization. Modification accounting was applied to the replacement options and any excess fair value of the replacement award over the fair value of the cancelled award will be recorded as compensation cost over the remaining vesting period of the grants. The vested options were exercised through a cashless net share settlement, and the resulting shares were immediately repurchased by Compass. Settlement accounting was applied to these options and stock-based compensation expense was recorded to recognize expense for the previously unvested portion.

The assumptions used to value stock-based awards granted to employees were as follows:

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

Expected term (years)	6.5	6.5	5.5-6.5	6.5	5.5
Volatility	43%	25%	36%	35%	36%
Risk-free interest rate	0.42%	3.31-3.41%	0.60-1.40%	1.36%	0.79%
Dividend yield	—	—	—	—	—

The following table summarizes the allocation of stock-based compensation in the accompanying consolidated statements of income (in thousands):

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

Cost of sales	$—	$—	$—	$—	$—
Sales and marketing	40	78	160	33	33
Research and development	12	12	29	3	17
General and administrative	472	940	1,959	267	652

Total	$524	$1,030	$2,148	$303	$702

As of December 31, 2011 and 2012 and March 31, 2013, unamortized stock-based compensation expense related to unvested common stock options was $1.7 million, $2.5 million and $2.4 million, respectively. The weighted average period over which such stock-based compensation expense will be recognized is approximately three years.

The total intrinsic value of options exercised was $3.5 million for the year ended December 31, 2012. There were no stock options exercised for the year ended December 31, 2011. There were no options exercised for the three months ended March 31, 2012 and 2013.

There were no options granted to non-employees during the fiscal years ended December 31, 2010, 2011 and 2012 or in the three months ended March 31, 2013.

11. Earnings Per Share and Unaudited Pro Forma Earnings Per Share

Earnings Per Share—Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. Potentially dilutive common shares include shares issuable upon the exercise of outstanding stock options, which are reflected in diluted earnings per share by application of the treasury stock method.

The following table presents the calculation of basic and diluted earnings per share (in thousands except earnings per share):

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

Net income	$10,769	$13,538	$14,210	$2,639	$3,549

Weighted average shares used to compute basic earnings per share	648	647	690	653	720
Dilutive effect of employee stock plans	37	49	10	48	15

Weighted average shares used to compute diluted earnings per share	685	696	700	701	735

Earnings per share:
Basic	$16.62	$20.92	$20.59	$4.04	$4.93
Diluted	$15.72	$19.45	$20.30	$3.76	$4.83

The Company did not exclude any potentially dilutive shares from the calculation of diluted earnings per share for the years ended December 31, 2010, 2011 and 2012, or the three months ended March 31, 2012 and 2013, as none of these shares would have been antidilutive.

12. Income Taxes

The components of income tax (expense) benefit, all of which is domestic, are as follows (in thousands):

	For the years ended December 31,
	2010	2011	2012

Current:
Federal	$5,904	$7,802	$8,959
State	1,680	1,682	2,406

Total	7,584	9,484	11,365

Deferred:
Federal	(1,004)	(2,025)	(2,674)
State	(370)	(405)	(510)

Total	(1,374)	(2,430)	(3,184)

Total provision	$6,210	$7,054	$8,181

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	For the years ended December 31,
	2010	2011	2012

Tax at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.7	3.1	4.8
Manufacturing deduction	(3.6)	(3.8)	(1.3)
Stock options	0.6	1.7	(2.5)
Research and development tax credit	(2.8)	(1.6)	—
Other	2.7	(0.1)	0.5

Total provision	36.6%	34.3%	36.5%

The provision for income taxes for the three months ended March 31, 2013 and 2012 was $1.6 million and $1.4 million, respectively. Effective tax rates were 30.9% and 34.2%. The decrease in the effective tax rate for the three months ended March 31, 2013 reflects the retroactive extension of the R&D tax credit as a result of a recent change in tax law.

The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	As of December 31,
	2011	2012

Deferred tax assets:
Allowance for doubtful accounts	$151	$179
Other reserves and prepaid assets	1,421	2,716
Inventory	483	640
State income taxes	621	533

Total deferred tax asset	2,676	4,068

Deferred tax liabilities:
Intangible assets	(14,926)	(12,761)
Property and equipment	(628)	(524)
Depreciation	(2,056)	(2,533)

Total deferred tax liability	(17,610)	(15,818)

Net deferred tax assets (liabilities)	$(14,934)	$(11,750)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	For the years ended December 31,
	2011	2012

Balance—beginning of period	$3,521	$5,410
Gross increases—current year tax positions	1,889	1,882

Balance—end of period	$5,410	$7,292

As of December 31, 2011 and 2012, some of the unrecognized tax benefits would impact the effective tax rate if recognized. However the Company does not believe that a material amount of its unrecognized tax benefits will be recognized.

At December 31, 2011 and 2012, the Company had no cumulative interest and penalties related to the uncertain tax positions, and has elected to treat interest and penalties as a component of income tax expense.

The Company’s tax returns remain open to examination as follows: U.S. federal, 2009 through 2012; U.S. states, generally 2008 through 2012.

13. Retirement Plans

The Company established a 401(k) plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. The Company made matching contributions of $0.2 million for each of the fiscal years ended December 31, 2010, 2011, and 2012 and $48,000 and $51,000 for the three months ended March 31, 2012 and 2013.

14. Segments

The Company has determined that it has a single operating and reportable segment. The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The following table summarizes total sales generated by geographic location of the customer (in thousands):

	For the years ended December 31,			For the three months ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)

United States	$53,538	$65,764	$84,283	$17,910	$18,905
International	117,445	131,975	151,586	27,761	35,973

Total Sales	$170,983	$197,739	$235,869	$45,671	$54,878

The Company’s long-lived assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total sales.

Customers with accounts receivable balance of 10% or greater of the total accounts receivable are as follows:

	Percentage of accounts receivable
	As of December 31,		As of March 31,
	2011	2012	2013
			(unaudited)

Customer A	12%	13%	12%
Customer B	* %	12%	* %
Customer C	14%	11%	23%

(*	Represents less than 10%)

One customer represented 16%, 12%, 13% and 14% of sales in the years ended December 31, 2010, 2011 and 2012, and for the three months ended March 31, 2013, respectively. No customer accounted for 10% of sales in the three months ended March 31, 2012.

     shares

FOX FACTORY HOLDING CORP.

Common stock

Prospectus

Baird	William Blair	Piper Jaffray

Stifel	SunTrust Robinson Humphrey
BB&T Capital Markets	CJS Securities, Inc.

    , 2013

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Through and including     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth all expenses to be paid by Fox Factory Holding Corp. (the Registrant), other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee	$16,368
FINRA filing fee	18,500
Listing fee	150,000
Printing and engraving	220,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	865,000
Custodian transfer agent and registrar fees	3,500
Miscellaneous	112,000

Total	$3,385,368

Item 14.    Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

The Registrant expects to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of the Registrant’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, the Registrant’s directors will not be personally liable to the Registrant or the Registrant’s stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability for the following:

•	any breach of their duty of loyalty to the Registrant or the Registrant’s stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the Registrant’s directors will be further limited to the greatest extent permitted by the DGCL.

The Registrant’s amended and restated certificate of incorporation will also provide that the Registrant will indemnify, to the fullest extent permitted by law, each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, incorporator, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. In addition, the Registrant’s amended and restated certificate of incorporation will provide that the Registrant must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, the Registrant expects to enter into indemnification agreements with each of its directors and executive officers and certain of its other officers that may be broader than the specific indemnification provisions provided for in the DGCL. These indemnification agreements will require the Registrant, among other things, to indemnify its directors and officers that are party to such indemnification agreements against liabilities that may arise by reason of their status or service. These indemnification agreements will also require the Registrant to advance all expenses incurred by the directors and officers that are party to such indemnification agreements in investigating or defending any such action, suit, or proceeding. The Registrant believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions that will be included in the Registrant’s amended and restated certificate of incorporation and in indemnification agreements that the Registrant enters into with its directors and officers may discourage stockholders from bringing a lawsuit against its directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the Registrant’s directors and executive officers, even though an action, if successful, might benefit the Registrant and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the Registrant pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the Registrant is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the Registrant is not aware of any threatened litigation that may result in claims for indemnification.

The Registrant will obtain prior to the closing of this offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent sales of unregistered securities

Since January 1, 2010, the Registrant has issued the following securities that were not registered under the Securities Act:

1. The Registrant granted stock options to purchase an aggregate of 81,593 shares of common stock at exercise prices of $161.17 per share on May 4, 2010, $177.99 per share on August 3, 2010, $177.99 per share on August 19, 2010, $241.53 per share on March 1, 2011, $241.53 per share on March 21, 2011, $275.92 per share on May 2, 2011, $287.38 per share on August 19, 2011, $340.91 per share on February 10, 2012, $340.91 per share on February 27, 2012, $239.33 per share on June 15, 2012, $287.86 per share on October 3, 2012, $287.86 per share on December 6, 2012 and $352.52 per share on March 19, 2013, in each case to employees, consultants and directors under the Registrant’s 2008 Stock Option Plan and the Registrant’s 2008 Non-Statutory Stock Option Plan.

2. The Registrant issued an aggregate of 52,177 shares of common stock upon the net exercise of stock options on January 19, 2012 and June 15, 2012, in each case to employees, consultants and directors under the Registrant’s 2008 Stock Option Plan and the Registrant’s 2008 Non-Statutory Stock Option Plan.

3. In connection with a recapitalization transaction, the Registrant issued and sold an aggregate of 21,766 shares of common stock to certain of its employees for an aggregate consideration of $7,203,757 on June 15, 2012.

The offers, sales and issuances of the securities described in paragraphs 1 and 2 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the Registrant’s 2008 Stock Option Plan and the Registrant’s 2008 Non-Statutory Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraph 3 were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of such securities were the Registrant’s employees and represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16.    Exhibits and financial statement schedules

(a)	Exhibits. The following exhibits are filed herewith.

Exhibit Number		Description

1.1		Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation to be effective upon closing.

Exhibit Number		Description

3.2		Form of Amended and Restated Bylaws to be effective upon closing.

4.1	†	Form of Common Stock certificate.

4.2	†	Amended and Restated Registration Rights Agreement, dated May 12, 2013, by and among Fox Factory Holding Corp., Compass Group Diversified Holdings LLC, Madison Capital Funding Co-Investment Fund LP and certain other stockholders listed on the signature page thereto.

4.3	†	Stockholders’ Agreement, as amended, dated January 4, 2008, by and among Fox Factory Holding Corp., Compass Group Diversified Holdings LLC, Madison Capital Funding LLC, Robert C. Fox, Jr. and certain other stockholders listed on the signature page thereto.

5.1		Form of Opinion of Paul Hastings LLP.

10.1	†	Form of Indemnification Agreement between Fox Factory Holding Corp. and certain of its directors and officers.

10.2	†	Form of Indemnification Agreement between Fox Factory Holding Corp. and Elias Sabo and certain advisors.

10.3	†	2008 Stock Option Plan, as amended.

10.4	†	2008 Non-Statutory Stock Option Plan, as amended.

10.5	*	2013 Omnibus Plan.

10.6		Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Plan.

10.7		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Larry L. Enterline.

10.8		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Zvi Glasman.

10.9		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and John Boulton.

10.10		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Mario Galasso.

10.11	†	Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant Lease – Gross, dated October 31, 2011, by and between Fox Factory, Inc. and Sammie Rae Abitbol, LLC.

10.12	†	Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant-Gross, March 24, 2010, by and between Fox Factory, Inc. and Scarborough Gilbert Partners, and related addenda.

10.13	†	Lease Agreement, dated July 1, 2003, by and between Fox Factory, Inc. and Robert C. Fox, Jr.

10.14	†	Lease Agreement, dated June 13, 2006, by and between Fox Factory, Inc. and Freedom Associates, LLC, and related addenda.

10.15	†	Air Commercial Real Estate Association Standard Industrial/Commercial Multi-Tenant Lease - Net, dated April 19, 2012, by and between Fox Factory, Inc. and North Johnson Vernon Property, LLC, and related addendum.

Exhibit Number		Description

10.16	†	Land and Factory Lease Agreement, dated April 2, 2012, by and among Fox Factory, Inc., Hong-Ming Lee, Zhi-Ming Lee, Qing-Yu Lee, Fu-Zhong Lu, Yu-Wei Lu and Guan-Lun Lu.

10.17	†	Sublease, dated January 1, 2012, by and between Fox Factory, Inc. and Robert C. Fox, Jr., and related addendum.

10.18	†	Services and Secondment Agreement, as amended, dated March 10, 2011, by and among Fox Factory, Inc., Fox Factory Holding Corp. and Vulcan Holdings, Inc.

10.19	†	Employment Agreement, dated September 1, 2008, by and between Fox Factory, Inc. and Zvi Glasman and 409A Amendment thereto.

10.20	†	Employment Agreement, dated January 4, 2008, by and between Fox Factory, Inc. and Mario Galasso and 409 Amendment thereto.

10.21	†	Offer Letter with John Boulton, dated December 15, 2010.

10.22		Form of Information Sharing and Cooperation Agreement by and between Compass Diversified Holdings, on its behalf and on behalf of its wholly-owned subsidiary, Compass Group Diversified Holdings LLC, and Fox Factory Holding Corp., on its behalf and on behalf of its wholly-owned subsidiary, Fox Factory, Inc.

10.23		Form of Revolving Credit Agreement to be entered into, by and among Fox Factory Holding Corp., Fox Factory, Inc., SunTrust Bank and the other parties thereto.

10.24		Non-Employee Director Compensation Policy.

10.25	†	KASHIMACOAT Agreement, dated September 17, 2009, by and between Fox Factory, Inc. and Miyaki.

10.26	†	Credit Agreement, as amended, dated January 4, 2008, by and among Fox Factory, Inc., Fox Factory Holding Corp. and Compass Group Diversified Holdings LLC.

10.27	†	Management Services Agreement dated January 4, 2008 between Compass Group Management LLC and Fox Factory, Inc., as amended.

21.1	†	List of subsidiaries.

23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Paul Hastings LLP (to be contained in the final Exhibit 5.1).

24.1	†	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.

†	Previously filed as an exhibit to this registration statement.

(b) Financial statement schedules.    All financial statement schedules are omitted because they are not applicable, the required information is not present in amounts sufficient to require submission of such schedules or the information is included in the registrant’s consolidated financial statements or notes thereto.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act , each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scotts Valley, State of California, on July 24, 2013.

Fox Factory Holding Corp.

By:	/s/ Larry L. Enterline
Larry L. Enterline
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Larry L. Enterline	Chief Executive Officer and Director (Principal Executive Officer)	July 24, 2013
Larry L. Enterline

	/s/ Zvi Glasman	Chief Financial Officer (Principal Accounting and Financial Officer)	July 24, 2013
Zvi Glasman

	*	Director	July 24, 2013
Elias Sabo

	*	Director	July 24, 2013
Robert C. Fox, Jr.

	*	Director	July 24, 2013
Dudley Mendenhall

	*	Director	July 24, 2013
Carl Nichols

	*	Director	July 24, 2013
Joseph Hagin

	* Ted Waitman	Director	July 24, 2013

* By:	/s/ Larry L. Enterline
Larry L. Enterline
Attorney-in-Fact

Exhibit Index

Exhibit Number		Description

1.1		Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation to be effective upon closing.

3.2		Form of Amended and Restated Bylaws to be effective upon closing.

4.1	†	Form of Common Stock certificate.

4.2	†	Amended and Restated Registration Rights Agreement, dated May 12, 2013, by and among Fox Factory Holding Corp., Compass Group Diversified Holdings LLC, Madison Capital Funding Co-Investment Fund LP and certain other stockholders listed on the signature page thereto.

4.3	†	Stockholders’ Agreement, as amended, dated January 4, 2008, by and among Fox Factory Holding Corp., Compass Group Diversified Holdings LLC, Madison Capital Funding LLC, Robert C. Fox, Jr. and certain other stockholders listed on the signature page thereto.

5.1		Form of Opinion of Paul Hastings LLP.

10.1	†	Form of Indemnification Agreement between Fox Factory Holding Corp. and certain of its directors and officers.

10.2	†	Form of Indemnification Agreement between Fox Factory Holding Corp. and Elias Sabo and certain advisors.

10.3	†	2008 Stock Option Plan, as amended.

10.4	†	2008 Non-Statutory Stock Option Plan, as amended.

10.5	*	2013 Omnibus Plan.

10.6		Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Plan.

10.7		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Larry L. Enterline.

10.8		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Zvi Glasman.

10.9		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and John Boulton.

10.10		Employment Agreement, dated July 22, 2013, by and between Fox Factory Holding Corp. and Mario Galasso.

10.11	†	Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant Lease – Gross, dated October 31, 2011, by and between Fox Factory, Inc. and Sammie Rae Abitbol, LLC.

10.12	†	Air Commercial Real Estate Association Standard Industrial / Commercial Single-Tenant-Gross, March 24, 2010, by and between Fox Factory, Inc. and Scarborough Gilbert Partners, and related addenda.

10.13	†	Lease Agreement, dated July 1, 2003, by and between Fox Factory, Inc. and Robert C. Fox, Jr.

10.14	†	Lease Agreement, dated June 13, 2006, by and between Fox Factory, Inc. and Freedom Associates, LLC, and related addenda.

Exhibit Number		Description

10.15	†	Air Commercial Real Estate Association Standard Industrial/Commercial Multi-Tenant Lease - Net, dated April 19, 2012, by and between Fox Factory, Inc. and North Johnson Vernon Property, LLC, and related addendum.

10.16	†	Land and Factory Lease Agreement, dated April 2, 2012, by and among Fox Factory, Inc., Hong-Ming Lee, Zhi-Ming Lee, Qing-Yu Lee, Fu-Zhong Lu, Yu-Wei Lu and Guan-Lun Lu.

10.17	†	Sublease, dated January 1, 2012, by and between Fox Factory, Inc. and Robert C. Fox, Jr., and related addendum.

10.18	†	Services and Secondment Agreement, as amended, dated March 10, 2011, by and among Fox Factory, Inc., Fox Factory Holding Corp. and Vulcan Holdings, Inc.

10.19	†	Employment Agreement, dated September 1, 2008, by and between Fox Factory, Inc. and Zvi Glasman and 409A Amendment thereto.

10.20	†	Employment Agreement, dated January 4, 2008, by and between Fox Factory, Inc. and Mario Galasso and 409 Amendment thereto.

10.21	†	Offer Letter with John Boulton, dated December 15, 2010.

10.22		Form of Information Sharing and Cooperation Agreement by and between Compass Diversified Holdings, on its behalf and on behalf of its wholly-owned subsidiary, Compass Group Diversified Holdings LLC, and Fox Factory Holding Corp., on its behalf and on behalf of its wholly-owned subsidiary, Fox Factory, Inc.

10.23		Form of Revolving Credit Agreement to be entered into, by and among Fox Factory Holding Corp., Fox Factory, Inc., SunTrust Bank and the other parties thereto.

10.24		Non-Employee Director Compensation Policy.

10.25	†	KASHIMACOAT Agreement, dated September 17, 2009, by and between Fox Factory, Inc. and Miyaki.

10.26	†	Credit Agreement, as amended, dated January 4, 2008, by and among Fox Factory, Inc., Fox Factory Holding Corp. and Compass Group Diversified Holdings LLC.

10.27	†	Management Services Agreement dated January 4, 2008 between Compass Group Management LLC and Fox Factory, Inc., as amended.

21.1	†	List of subsidiaries.

23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Paul Hastings LLP (to be contained in the final Exhibit 5.1).

24.1	†	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.

†	Previously filed as an exhibit to this registration statement.